As filed with the Securities and Exchange Commission on
                                  June 24, 2004

                                              Securities Act File No. 333-101056
                                      Investment Company Act File No.  811-21252

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2
                        (Check appropriate box or boxes)

[_]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[_]            Pre-effective Amendment No. _

[X]            Post-effective Amendment No. 2

                                     AND/OR

[_]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[_]            Pre-effective Amendment No. _

[X]            Post-effective amendment No. 2

                   BACAP Alternative Multi-Strategy Fund, LLC
               (Exact Name of Registrant as Specified in Charter)

                             101 South Tryon Street
                               Charlotte, NC 28255
                    (Address of Principal Executive Offices)

                                 (646) 313-8890
                         (Registrant's Telephone Number)

                            c/o David Rozenson, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                                Boston, MA 02111
                                 (617) 772-3333
                    (Name and Address of Agent for Service)

                          Copies of Communications to:
                              Patricia A. Poglinco, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box: [X]

It is proposed that this filing will become effective (check appropriate box):

     [X] when declared effective pursuant to section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                          PROPOSED MAXIMUM
  TITLE OF INTERESTS          AGGREGATE             AMOUNT OF
    BEING OFFERED          OFFERING PRICE        REGISTRATION FEE
    -------------          --------------        ----------------

Limited Liability
Company Interests           $125,000,000               $0*

* Registration fee has previously been paid.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                           PARTS A AND B OF PROSPECTUS

ITEM
NUMBER   CAPTION                                        LOCATION
-------  -------                                        --------

1        Outside Front Cover .........................  Outside Front Cover

2        Inside Front Cover and Outside Back
         Cover Page ..................................  Inside Front Cover and
                                                        Outside Back Cover Page

3        Fee Table and Synopsis ......................  Summary of Fund Expenses

4        Financial Highlights ........................  Financial Highlights

5        Plan of Distribution ........................  Outside Front Cover;
                                                        Distribution
                                                        Arrangements

6        Selling Shareholders ........................  Not Applicable

7        Use of Proceeds .............................  Use of Proceeds

8        General Description of the Registrant .......  Outside Front Cover;
                                                        Summary - The Fund;
                                                        The Fund

9        Management ..................................  Management of the Fund

10       Capital Stock, Long-Term Debt,
         and Other Securities ........................  Capital Accounts

11       Defaults and Arrears on Senior Securities ...  Not Applicable

12       Legal Proceedings ...........................  Management of the Fund

13       Table of Contents of the Statement of
         Additional Information (SAI) ................  Table of Contents of the
                                                        SAI

14       Cover Page of SAI ...........................  Cover Page (SAI)

15       Table of Contents of SAI ....................  Table of Contents (SAI)

16       General Information and History .............  Not Applicable

17       Investment Objective and Policies ...........  Investment Objectives
                                                        and Principal Strategies
                                                        (Prospectus); Investment
                                                        Policies and Practices
                                                        (SAI)

18       Management ..................................  Management of the Fund
                                                        (SAI)

19       Control Persons and Principal
         Holders of Securities .......................  Control Persons (SAI)

20       Investment Advisory and Other Services ......  Investment Advisory
                                                        Services (SAI)

21       Brokerage Allocation and Other Practices ....  Brokerage

22       Tax Status ..................................  Taxes (Prospectus);
                                                        Tax Aspects (SAI)

23       Financial Statements ........................  Financial Statements
                                                        (SAI)

                                   PROSPECTUS

                                BACAP ALTERNATIVE
                            MULTI-STRATEGY FUND, LLC

                                  June 24, 2004

================================================================================

          INVESTMENT OBJECTIVE. BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended, (the "1940 Act") as a non-diversified, closed-end management investment company. The Fund's limited liability company interests ("Interests") are registered under the Securities Act of 1933, as amended (the "1933 Act"). The Fund's investment objective is to generate consistent long-term capital appreciation with low volatility and limited risk under a wide range of market conditions. The Fund pursues this objective by allocating its assets among at least 15 private investment funds (the "Private Funds") and discretionary managed accounts or special purpose vehicles created for the Fund ("Sub-Advised Accounts"). The Private Funds and the Sub-Advised Accounts are referred to herein collectively as the "Underlying Funds." The Underlying Funds are managed by fund managers (collectively, the "Fund Managers") that invest across a range of strategies and markets and are believed to have achieved or to have the prospect of achieving superior investment performance. Such allocation is a critical component of the investment program to reduce strategy and manager risk while achieving consistent long-term capital appreciation. The Fund cannot guarantee that it will reach its investment objective.

Certain Underlying Funds in which the Fund may invest involve a high degree of risk. (See "RISK FACTORS" beginning on page [__].)

                              --------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                              --------------------

                                                                      Total
                                                                      -----

Offering Amount....................................               $125,000,000

Maximum Sales Load (1).............................                        3.0%

Proceeds to the Fund...............................               $125,000,000

                              --------------------

(1) Interests are offered with a maximum sales load of 3.0%. The sales load may be waived by the Fund for certain types of investors. (See "Distribution Arrangements--Sales Load"). In addition, the Distributor may compensate selling agents for selling Interests to their customers. The Fund may pay selling agents (including affiliates of the Adviser) a service fee for Investor and account maintenance services. (See "Distribution Arrangements").

                              --------------------

          BACAP Distributors, LLC (the "Distributor") acts as the distributor of Interests on a best-efforts basis, subject to various conditions. The minimum initial investment in the Fund is $50,000 and the minimum additional investment in the Fund is $10,000. Such minimums may be waived by the Fund for employees of the Adviser and its affiliates (See "Distribution Arrangements - Purchase Terms"). Interests are being offered through the Distributor and other brokers, dealers and other financial institutions that enter into selling agreements with the Distributor. Interests are sold only to qualified investors ("Investors"). (See "Investor Qualifications.") Once a prospective Investor's order is received, a confirmation will be sent to the Investor. Thereafter, The Bank of New York, the Fund's escrow agent ("Escrow Agent"), will promptly deposit checks remitted by potential Investors and made payable to the Fund into an escrow account for the benefit of potential Investors (the "Subscription Account"). Generally, potential Investors may also deposit monies in the Subscription Account by wire transfer pursuant to instructions provided to them by the Fund. Funds wired to the Subscription Account must be received no less than four (4) business days prior to the Closing Date, except as the Fund may determine in its sole discretion. On the Closing Date, upon receipt of written instructions from an officer of the Fund, the Escrow Agent will wire principal balances on deposit in the Subscription Account to the Fund. All interest earned on the escrow funds deposited in the Subscription Account will be distributed to the Fund. (See "Distribution Arrangements - Purchase Terms.")

          Interests in the Fund are offered with a maximum sales load of 3.0%. The Distributor may waive the sales load for certain types of Investors. (See "Distribution Arrangements - Sales Load Waivers.") The Fund's investment adviser, Banc of America Capital Management, LLC ("BACAP" or the "Adviser") may make payments from its own resources to the Distributor and brokers, dealers and other financial institutions, including affiliates of the Adviser, (collectively, "Selling Agents") for selling Interests to their customers. The Fund may pay Selling Agents a service fee. (See "Management of the Fund -- Administration, Accounting and Other Services.")

          INVESTMENT PROGRAM. The Adviser attempts to achieve the investment objective of the Fund by allocating its assets among at least 15 Underlying Funds managed by Fund Managers that invest across a range of strategies and markets. The Adviser, in its sole discretion, allocates the assets of the Fund in any amount among Underlying Funds that employ one or more of the following alternative investment strategies; however, the Fund generally intends to allocate its assets in amounts approximating the percentages indicated: (i) Event Driven (e.g. Risk (Merger) Arbitrage, Capital Structure Arbitrage and Distressed Securities and Special Situations) (0% to 40% of the Fund); (ii) Relative Value (e.g. Convertible Arbitrage, Fixed Income Arbitrage, Statistical Arbitrage, Non-Traditional Convertible Arbitrage and Volatility Arbitrage) (10% to 67% of the Fund); (iii) Equity Hedge (10% to 67% of the Fund); and (iv) Macro (0% to 40% of the Fund). Generally, an individual investment is not allocated to more than one investment category. Multi-strategy investments are allocated among the various categories as the Adviser deems appropriate. The Fund only invests in Underlying Funds in which the Fund Manager has at least a twelve-month track record in managing assets using the same investment strategy as the Underlying Fund, and in Private Funds that have audited financial statements. For purposes of investing in a feeder fund that is part of a master-feeder structure, the audited financial statements of the master fund are deemed to satisfy the Fund's audited financial statement requirement. The Adviser employs a qualitative and quantitative diagnostic and monitoring process in selecting and reviewing the performance of Underlying Funds and Fund Managers.

          INVESTMENT ADVISER. BACAP serves as the Fund's investment adviser. BACAP is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

          RESTRICTIONS ON TRANSFER. With very limited exceptions, Interests in the Fund are not transferable and liquidity is provided to Investors only through repurchase offers which may be made from time to time by the Fund as determined by its Board of Managers (the "Board") in its sole discretion. (See "Repurchase of Interests and Transfers.")

          REPURCHASES OF INTERESTS. To provide a limited degree of liquidity to Investors, the Fund may from time to time offer to repurchase Interests pursuant to written tenders by Investors. Repurchases are made at such times and on such terms as may be determined by the Board, in its sole discretion. In determining whether and when the Fund should repurchase Interests, the Board will consider the recommendations of the Adviser. Depending on market conditions and other factors, the Adviser expects that it generally will recommend to the Board that the Fund offer to repurchase Interests from Investors twice each year, effective as of June 30 and December 31. (See "Repurchases of Interests and Transfers.")

          MANAGEMENT FEE AND INCENTIVE ALLOCATION. The Fund pays the Adviser a management fee computed at an annual rate of 1.25% of the net assets of the Fund (before reduction for any repurchases of Interests or the Incentive Allocation, described below). (See "Management of the Fund," and "Capital Accounts - Allocation of Gains and Losses; Incentive Allocation.")

          For each fiscal year in which an Investor has earned an annualized return on its capital account greater than 6% (the "Hurdle Rate"), 10% of the excess of the net profits over the Hurdle Rate and any loss carryforward will be reallocated to the Adviser.

          INVESTOR QUALIFICATIONS. Interests are being offered only to Investors that represent that (i) they are individuals or companies (other than investment companies) that have a net worth (or in the case of individuals, a joint net worth with their spouse) of more than $1,500,000 or that they meet certain other qualification requirements; (ii) they are U.S. persons for Federal income tax purposes; and (iii) they are not charitable remainder trusts. The minimum initial investment in the Fund by any Investor is $50,000, and the minimum additional investment in the Fund by any Investor is $10,000. Such minimums may be waived by the Fund for employees of the Adviser and its affiliates. The Fund reserves the right to reject any order for the purchase of an Interest and may, in its sole discretion, suspend the offering of Interests at any time.

                              --------------------

          This prospectus concisely provides the information that a prospective Investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information ("SAI") dated June 24, 2004, has been filed with the Securities and Exchange Commission (the "SEC"). The SAI is available upon written or oral request and without charge by writing the Fund at 101 S. Tryon Street, Charlotte, N.C. 28255, or by calling (646) 313-8890. The SAI is incorporated by reference into this prospectus in its entirety. The table of contents of the SAI appears on page [__] of this prospectus. The SAI, material incorporated by reference and other information regarding the Fund that is filed electronically with the SEC are also available on the SEC's website (http://www.sec.gov). The address of the SEC's Internet site is provided solely for the information of prospective Investors and is not intended to be an active link.

          Interests are not insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency. Interests are not deposits or other obligations of Bank of America Corporation or its subsidiaries and affiliates, including Bank of America, N.A. Interests are subject to investment risks, including the possible loss of the full amount invested.

          You should rely only on the information contained in this prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Interests in any state or other jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date set forth on the front of this prospectus.

                              --------------------

                             BACAP Distributors, LLC

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

PROSPECTUS SUMMARY ........................................................

SUMMARY OF FUND EXPENSES ..................................................

FINANCIAL HIGHLIGHTS ......................................................

THE FUND ..................................................................

INVESTEMENT OBJECTIVES AND PRINCIPAL STRATEGIES ...........................

RISK FACTORS ..............................................................

CONFLICTS OF INTEREST .....................................................

USE OF PROCEEDS ...........................................................

PERFORMANCE INFORMATION ...................................................

MANAGEMENT OF THE FUND ....................................................

FISCAL PERIOD .............................................................

INVESTOR QUALIFICATIONS ...................................................

REPURCHASES OF INTERESTS AND TRANSFERS ....................................

CALCULATION OF NET ASSET VALUE; VALUATION .................................

CAPITAL ACCOUNTS ..........................................................

TAXES .....................................................................

DISTRIBUTION ARRANGEMENTS .................................................

TABLE OF CONTENTS OF THE SAI ..............................................

APPENDIX A - INVESTOR CERTIFICATION .......................................

APPENDIX B - AMENDED AND RESTATED BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
LIMITED LIABILITY COMPANY AGREEMENT .......................................

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

--------------------------------------------------------------------------------

          This is only a summary. The summary does not contain all of the information that you should consider before investing in BACAP Alternative
Multi-Strategy Fund, LLC. You should review the more detailed information contained in this prospectus and in the SAI.

The Fund:                     The Fund is a limited liability company, organized
                              on  October  2,  2002  under   Delaware   law  and
                              registered    under    the    1940    Act   as   a
                              non-diversified, closed-end management investment company. The Fund's Interests are registered under the 1933 Act. The Adviser provides day-to-day investment management services. The Fund's Board provides broad oversight over the operations and affairs of the Fund. A majority of the Board is comprised of persons who are not "interested persons" (as defined in the 1940 Act) of the Fund
                              ("Independent Managers").

The Offering:                 The Fund is offering  $125,000,000  in  Interests,
                              through  the   Distributor   and  through  Selling
                              Agents.  The initial  offering of Interests closed
                              on April 1, 2003. Interests are offered and may be
                              purchased  on the  first  day of each  month or at
                              such other times as may be determined by the Board
                              (the   "Closing   Date").   Once   a   prospective
                              Investor's  order is received,  a confirmation  is
                              sent to the Investor. Thereafter, the Escrow Agent
                              promptly  deposits  checks  remitted by  potential
                              Investors  and  made  payable  to the  Fund in the
                              Subscription  Account for the benefit of potential
                              Investors. Generally, potential Investors may also
                              deposit monies in the Subscription Account by wire
                              transfer pursuant to instructions provided to them
                              by the  Fund.  Funds  wired  to  the  Subscription
                              Account  must be  received  no less  than four (4)
                              business days prior to the Closing Date, except as
                              the Fund may determine in its sole discretion.  On
                              the  Closing   Date,   upon   receipt  of  written
                              instructions from an officer of the Fund, the Escrow Agent wires principal balances on deposit in the Subscription Account to the Fund. All interest earned on the escrow funds deposited in the Subscription Account is distributed to the Fund (See "Distribution Arrangement - Purchase
                              Terms.")

                              Interests in the Fund are offered with a maximum sales load of 3.0%. The sales load may be waived by the Fund for certain types of Investors. (See "Distribution Arrangements - Sales Load Waivers.") In addition, the Distributor may compensate Selling Agents for selling Interests to their customers. The Fund may pay Selling Agents (including affiliates of the Adviser) a service fee for Investor and account maintenance services. (See "Distribution Arrangements.")

Purchasing Interests:         The minimum  initial  investment in the Fund by an
                              Investor is $50,000. Additional investments must be at least $10,000. Such minimums may be waived by the Fund for employees of the Adviser and its affiliates.

Investment Policies           The  investment   objective  of  the  Fund  is  to
and Objectives:               generate consistent long-term capital appreciation
                              with low volatility and limited risk under a wide range of market conditions.

                              The Adviser attempts to achieve the investment objective of the Fund by allocating its assets among at least 15 Underlying Funds managed by Fund Managers who invest across a range of strategies and markets. Such allocation is a critical component of the investment program of the Fund to reduce strategy and manager risk while achieving consistent long-term capital appreciation.

                              Generally, the Fund invests in Private Funds that are private investment funds. These investment vehicles typically provide greater flexibility than traditional investment funds that are registered under the 1940 Act, with respect to the types of securities that may be owned, the types of trading strategies employed, and, in some cases, the amount of leverage that can be used. In addition, the Fund may allocate its assets to Sub-Advised Accounts.

                              The Adviser, in its sole discretion, allocates the assets of the Fund in any amount among Underlying Funds that employ one or more of the following alternative investment strategies; however, the Fund generally intends to allocate its assets in amounts approximating the percentages indicated:

                              (i) Event Driven (e.g. Risk (Merger) Arbitrage, Capital Structure Arbitrage, Distressed Securities and Special Situations) (0% to 40% of the Fund);

                              (ii) Relative Value (e.g. Convertible Arbitrage, Fixed Income Arbitrage, Statistical Arbitrage, Non-Traditional Convertible
                                    Arbitrage and Volatility  Arbitrage) (10% to
                                    67% of the Fund);

                              (iii) Equity Hedge (10% to 67% of the Fund); and

                              (iv)  Macro (0% to 40% of the Fund).

                              Generally, an individual investment is not allocated to more than one investment category. Multi-strategy investments are allocated among the various categories as the Adviser deems appropriate. The Fund only invests in Underlying Funds in which the Fund Manager has at least a twelve-month track record in managing assets using the same investment strategy as the Underlying Fund, and in Private Funds that have audited financial statements. For purposes of investing in a feeder fund that is part of a master-feeder structure, the audited financial statements of the master fund are deemed to satisfy the Fund's audited financial statement requirement. (See "Investment Objectives and Principal Strategies.")

                              The strategies and sub-strategies of the Fund are described in this prospectus and the SAI. The Board reserves the right to alter or modify some or all of the investment strategies of the Fund in light of available investment opportunities and to take advantage of changing market conditions when the Adviser recommends that such alterations or modifications are consistent with the goal of achieving consistent, long-term capital appreciation with low volatility and limited risk under a wide range of market conditions.

                              The Adviser employs a qualitative and quantitative diagnostic and monitoring process in selecting and reviewing the performance of Underlying Funds in order to ensure that the allocation guidelines of the Fund are satisfied.

                              The multi-manager, multi-strategy program of the Fund is designed to take advantage of broad market opportunities. The Fund has been designed to afford the Adviser the maximum flexibility to deploy assets of the Fund in investment strategies that are deemed to be appropriate under prevailing economic and market conditions. Accordingly, the
                              Underlying Funds selected by the Adviser may invest in a wide range of instruments and markets, including, but not limited to, domestic and foreign equities and equity-related instruments, options, futures, currencies, commodities, derivatives and real estate-related investments. The Adviser intends to invest the assets of the Fund in Underlying Funds that may invest in securities that trade at a premium in the secondary market whenever such secondary market begins ("hot issues").

                              The Fund's investment objective is not fundamental and may be changed by the Board without the vote of a majority (as defined by the 1940 Act) of the Fund's outstanding Interests.

                              There can be no assurance that the investment objective of the Fund will be achieved or that the allocations made by the Adviser will prove to be as successful as other allocations that might have been made, or as adopting a static approach in which Underlying Funds are not changed. (See "Risk Factors - Special Risks of a Multi-Manager Structure.")

Investment Advisory           BACAP  is  a  North  Carolina  limited   liability
Arrangements:                 company  that  is   registered  as  an  investment
                              adviser  under the  Advisers  Act.  Pursuant to an
                              investment advisory agreement between the Fund and
                              the  Adviser  (the  "Advisory   Agreement"),   the
                              Adviser    is    responsible    for    developing,
                              implementing and supervising the Fund's investment program.

                              The Adviser will, subject to the supervision and control of the Board, (i) regularly provide investment advice and recommendations to the Fund with respect to its investments, investment policies and the purchase and sale of securities for the Fund; (ii) develop, implement and supervise continuously the investment program of the Fund and the composition of its portfolio and determine what securities shall be purchased and sold by the Fund; (iii) arrange for the purchase of securities and other investments for the Fund and the sale or redemption of securities and other investments held in the portfolio of the Fund; and
                              (iv) take such further actions with respect to the foregoing as the Adviser shall deem necessary or advisable. In performing its duties, the Adviser may obtain investment information, research or assistance from any other person, firm or corporation to supplement, update or otherwise improve its investment management services, and it may enter into investment sub-advisory agreements with any registered investment advisers, subject to such approvals of the Board and Investors as may be required to comply with applicable provisions of the 1940 Act. BACAP and/or its affiliates and their respective employees may, but are not required to, hold Interests in the Fund.

Management Fee and            In  consideration  of  services  provided  by  the
Incentive Allocation:         Adviser,  the  Fund  pays  the  Adviser    a   fee
                              computed  no  less  frequently  than quarterly  at
                              an  annual  rate of  1.25% of  the net  assets  of
                              the  Fund  before  reduction for  any  repurchases
                              of  Interests  or   the    Incentive    Allocation
                              (the "Management Fee").

                              For each fiscal year in which an Investor has earned an annualized return on its capital account ("Capital Account") greater than 6% (the "Hurdle Rate"), 10% of the excess of the net profits over the Hurdle Rate and any Loss Carryforward (as defined below) will be reallocated to the Adviser (the "Incentive Allocation"). (See "Capital Accounts - Allocation of Gains and Losses; Incentive Allocation") Specifically, with respect to an Investor, the Incentive Allocation generally will be made as of the end of each fiscal year and upon the repurchase by the Fund of the Investor's Interest (or any portion thereof). Under the loss carryforward provision (described in detail in the amended and restated Limited Liability Company Agreement for the Fund, dated March 24, 2003 (the "LLC Agreement")), no Incentive Allocation will be made with respect to a particular Investor for a fiscal year until any net loss previously allocated to the Capital Account of such Investor has been offset by subsequent net profits (the "Loss Carryforward"). If an Investor's Capital
                              Account is reduced (as a result of a Fund repurchase of an Investor's Interest), the Investor's Loss Carryforward, if any, will be reduced on a pro rata basis.

Borrowing:                    The Fund is authorized to make margin purchases of
                              securities  and to borrow  money from  brokers and
                              banks  for  investment  purposes.  This  practice,
                              which is known as "leverage,"  is speculative  and
                              involves  certain risks.  The Fund also may borrow
                              money for  temporary or  emergency  purposes or in
                              connection   with  the  repurchase  of  Interests.
                              Borrowings by the Fund are subject to a 300% asset coverage requirement under the 1940 Act, and also by any policies of the Board. ("See Risk Factors -
                              Risk of Securities Investing - Leverage.")

Investor Qualifications:      All Investors must (i) be individuals or companies
                              (other than investment companies) that have a net worth (or, in the case of individuals a joint net worth with their spouse) of more than $1.5 million or they must meet certain other qualification requirements; (ii) be U.S. persons for Federal income tax purposes; and (iii) not be charitable remainder trusts.

                              All prospective Investors must complete a certification that they meet the foregoing requirements and that they will not transfer their Interests except in the limited circumstances permitted under the LLC Agreement. If an Investor's certification is not received on or before the date Interests are to be issued, the Investor's order will not be accepted.

                              The Fund, in its sole discretion, may decline to admit Investors who do not meet such requirements or for any other reason. (See "Investor Qualifications.")

Investor Suitability:         An  investment  in the Fund  involves  substantial
                              risks.  It is possible  that an Investor  may lose
                              some or all of its  investment.  Before  making an
                              investment  decision,   an  Investor  should:  (i)
                              consider the suitability of this investment with respect to the Investor's investment objectives and personal situation; and (ii) consider factors such as the Investor's personal net worth, income, age, risk tolerance and liquidity needs.

Distributions:                Although it has no present  intention of doing so,
                              the Fund is empowered to make distributions of net income or gains in respect of the Fund. Whether or not distributions are made, Investors are required each year to pay applicable Federal, state and local income taxes on their respective shares of the Fund's taxable income.

Limited Liquidity and         The  Fund is a  closed-end  management  investment
Restrictions on Transfer:     company.  Closed-end  funds  differ from  open-end
                              management investment companies in that investors in a closed-end fund do not have the right to redeem their Interests on a daily basis.

                              In addition, there is no public market for Interests and none is expected to develop. With very limited exceptions, Interests are not transferable, and liquidity is only provided through repurchase offers made from time to time by the Fund, as described below.

                              Without the consent of the Fund, an Investor may pledge, transfer or assign its Interests only by operation of law upon the death, bankruptcy or dissolution of such Investor, or pursuant to a corporate reorganization or merger. With the consent of the Fund, which may be withheld in its discretion, an Investor may pledge, transfer or assign its Interests in certain specific circumstances. (See "Repurchases of Interests and Transfers.")

Repurchases of Interests:     The Fund may from time to time offer to repurchase
                              Interests   pursuant   to   written   tenders   by
                              Investors.  Repurchases are made at such times and
                              on such terms as may be  determined  by the Board,
                              in its sole  discretion,  and are generally offers
                              to   repurchase  a  specified   dollar  amount  of
                              outstanding Interests.  In determining whether and
                              when the Fund  should  repurchase  Interests,  the
                              Board   considers  the   recommendations   of  the
                              Adviser.  Depending on market conditions and other
                              factors,   the  Adviser   expects   that  it  will
                              recommend to the Board that the Fund offer to repurchase Interests from Investors twice each year, effective as of June 30 and December 31 of each year.

                              The Board considers the following factors, among others, in making its determinations with respect to the repurchase of Interests: (i) whether any Investors have requested the repurchase of Interests by the Fund; (ii) the liquidity of the Fund's assets; (iii) the investment plans and working capital requirements of the Fund; (iv) the relative economies of scale with respect to the size of the Fund; (v) the history of the Fund in repurchasing Interests; (vi) the economic condition of the securities markets; and (vii) the anticipated tax consequences of any proposed repurchases of Interests upon the Fund and its Investors.

                              An Investor who tenders for repurchase only a portion of the Investor's Interest is required to maintain a Capital Account balance of at least $25,000, net of the amount of the Incentive
                              Allocation, if any, that is debited from the Investor's Capital Account as of the Valuation Date. If an Investor tenders a portion of an Interest and the repurchase of that portion (net of any Incentive Allocation) would cause the Investor's Capital Account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of the Interest to be purchased from the Investor so that the required minimum balance is maintained. If a repurchase offer is oversubscribed by Investors, the Fund will repurchase only a pro rata portion of the Interests tendered by each Investor. The LLC Agreement provides that the Fund will be dissolved if the Interest of any Investor that has submitted a written request, in accordance with the terms of the LLC Agreement, for repurchase by the Fund of the Investor's entire Interest has not been repurchased within a period of two years from the date of the request. (See "Repurchases of Interests and Transfers - Repurchases of Interests.")

Administrator and Other       The Fund has retained the  Distributor to serve as
Service Providers:            the  administrator for the Fund and, in connection
                              therewith, the administrator provides, or arranges
                              to provide, certain accounting, administrative and
                              transfer agency services. In connection with these
                              services,  the Fund pays the Distributor a monthly
                              administration  fee computed at the annual rate of
                              0.25% of the net assets of the Fund as of the last
                              day of the  month.  The  Distributor  and the Fund
                              have   retained  SEI   Investments   Global  Funds
                              Services     ("SEI")    to     provide     certain
                              sub-administrative services, and the Distributor pays a portion of the administration fee to SEI.
                              (See  "Management  of the  Fund -  Administration,
                              Accounting and Other Services.")

Distribution of Interests:    The   Distributor   acts  as  the  distributor  of
                              Interests  on a  best-efforts  basis,  subject  to
                              various   conditions,   in   accordance   with   a
                              distribution  agreement entered into with the Fund
                              (the  "Distribution  Agreement").  The Distributor
                              may retain Selling Agents, which may be affiliates
                              of  the  Adviser.   The  Selling   Agents  may  be
                              compensated   from  the  sales  load   charged  on
                              purchases of interests. In addition, a significant
                              portion of the  Management  Fee and the  Incentive
                              Allocation  received by the Adviser may be paid to
                              Selling   Agents  on  an  ongoing  basis  for  the
                              placement and other  services  provided.  The Fund
                              has adopted an Investor Service Plan,  pursuant to
                              which the Fund pays for investor services, account
                              maintenance  services and other services  provided
                              by the  Distributor  and/or  Selling  Agents.  The
                              Investor Servicing Fee is calculated at the annual
                              rate of 0.25% of the net  assets of the Fund as of
                              the  last  day  of  each  month   (the   "Investor
                              Servicing Fee). (See "Distribution Arrangements.")

Risk Factors:                 General:  An investment in the Fund involves risk,
                              including:  the risk of loss of the entire  amount
                              invested;   allocation  risks;   liquidity  risks;
                              delays in the  investment,  payment of repurchases
                              and re-investment of amounts invested in the Fund;
                              dependence on the Adviser; and potential conflicts
                              of  interest.   Moreover,   the  Underlying  Funds
                              selected by the Adviser invest in, and actively trade, securities and other financial instruments using a variety of strategies and investment techniques with significant risk characteristics, including risks arising from:

                              o the volatility of the equity, fixed income, commodity and currency markets;

                              o     borrowings and short sales;

                              o the leverage associated with trading in the currency and derivatives markets;

                              o     the   potential   illiquidity   of   certain
                                    emerging markets;

                              o     bankruptcy  or  other   reorganization   and
                                    liquidation proceedings;

                              o     private    transactions;    and   derivative
                                    instruments; and

                              o     counterparty and broker defaults.

                              There is no assurance that the investment objectives of the Fund will be achieved or that its respective allocation strategies will be achieved, and results may vary substantially over time. Listed below are summaries of several specific risks associated with an investment in the Fund. For a more detailed discussion of the risks of investing in the Fund, prospective
                              Investors should review carefully the discussion under "Risk Factors," below.

                              Limited Operating History. The Fund has a limited operating history on which investors can evaluate its performance. The Fund is a non-diversified, closed-end management investment company that has been in operation since April 1, 2003 .

                              Multi-Manager Funds. The performance of the Fund depends on the ability of the Adviser to select Fund Managers and Underlying Funds, and on the success of the Fund Managers in managing the assets of the Fund allocated to them. (See "Risk Factors - Special Risks of a Multi-Manager Structure.")

                              Aggressive Investment Strategies. The Underlying Funds may use investment strategies that involve greater risks than the strategies used by typical investment companies, including short sales (which involve the risk of an unlimited increase in the market price of the security sold short, which could result in a theoretically unlimited loss), leverage and derivative transactions.

                              Fees and Allocations. The Fund pays a Management Fee and makes an Incentive Allocation to the Adviser. In addition, the Fund typically incurs advisory fees and allocations (asset-based and performance-based) payable to the Fund Managers in connection with its investments in the Underlying Funds. Such arrangements may create incentives for the Adviser and Fund Managers to engage in riskier transactions than would otherwise be the case if such performance-based compensation were not paid. The Fund may incur performance-based fees or allocations to some Fund Managers even though the performance of other Fund Managers or the Fund as a whole in a given year is negative. By investing in Underlying Funds indirectly through the Fund, Investors bear a proportionate share of the fees and expenses of the Fund and, indirectly, similar expenses of the Underlying Funds. Investors could avoid the additional level of fees at the Fund level by investing directly with the Underlying Funds, although in many cases access to these Underlying Funds may be limited or unavailable. (See "Management of the Fund").

                              Valuation of Private Funds. The valuation of the Fund's investments in Private Funds is ordinarily determined based upon valuations provided by the Fund Managers for such Private Funds. Certain securities in which the Private Funds invest may not have a readily ascertainable market price and will be valued by the Fund Managers. In this regard, a Fund Manager may face a conflict of interest in valuing the securities, as their value will affect the Fund Manager's compensation. A committee approved by the Board to review and fair value securities held by the Fund ("the Valuation Committee") reviews the valuation procedures used by all Fund Managers; however the Valuation Committee cannot confirm the accuracy of valuations provided by Fund Managers. (See "Calculation of Net Asset Value").

                              Limited Liquidity. There is no public market for Interests in the Fund and none is expected to develop. Interests are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer. The Fund may offer to repurchase a portion of the outstanding Interests from time to time, but is not required to do so. (See "Repurchases of Interests and Transfers.")

                              No Registration of Underlying Funds. The Underlying Funds that are Private Funds generally are not registered as investment companies under the 1940 Act and, therefore, the Fund is not entitled to the protections of the 1940 Act with respect to such Private Funds.

                              Investments Outside the United States. The Fund may invest directly or indirectly in foreign securities, including securities of offshore Underlying Funds. Investments by the Underlying Funds in foreign financial markets, including markets in developing countries, present political, regulatory and economic risks which are significant and which may differ in kind and degree from the risks presented by investments in the United States. These may include changes in foreign currency exchange rates or controls, greater price volatility, differences in accounting standards and policies, and in the type and nature of disclosures required to be provided by foreign issuers, substantially less liquidity, controls on foreign investment, and limitations on repatriation of invested capital. The exposure of the Fund to developing country financial markets may involve greater risk than investment in a portfolio investing only in developed country financial markets. (See "Risk Factors - Risks of Securities Investing - Foreign Securities.")

                              Limited Diversification. Although the Fund seeks to diversify risk by allocating assets among different Underlying Funds, the Fund is a non-diversified investment company. The Fund intends to allocate its assets among at least 15 Underlying Funds, and it is generally intended that not more than 10% of the assets of the Fund will be invested in any single Underlying Fund. As a result, the investment portfolio of the Fund may be subject to greater risk and volatility than if investments had been made in the securities of a broader range of issuers. (See "Risk Factors - Non-Diversified Status.")

                              Underlying Fund Limitations. The Adviser is not able to control or continuously monitor the activities of the Underlying Funds. Underlying Funds may restrict redemptions of their interests under certain circumstances. Since the Fund may make additional investments in Underlying Funds only at certain times pursuant to limitations set forth in the partnership agreements or other documents governing the Underlying Funds, the Fund from time to time may have to invest some of its assets temporarily in money market securities. (See "Risk Factors - Special Risks of Multi-Manager Structure.")

Regulatory Matters:           The Fund is registered  as an  investment  company
                              under the 1940 Act, and  Interests of the Fund are
                              registered  under the 1933  Act.  The  Adviser  is
                              registered   with   the  SEC   as  an   investment
                              adviser   under  the   Advisers   Act  and   is  a
                              wholly-owned  subsidiary of Bank of America, N.A.

                              Under the banking laws, Bank of America, N.A. and its affiliates are subject to certain restrictions that may affect their transactions and relationships with the Fund, the investments made by the Fund, and the ability of the Fund to hold securities. (See "Risk Factors - Banking Regulation.")

                              The Fund has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act and therefore is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Taxation:                     The Fund will be treated as a partnership  and not
                              as an association taxable as a corporation for Federal income tax purposes. Accordingly, the Fund should not be subject to Federal income tax, and each Investor will be required to report on its own annual tax return such Investor's distributive share of the taxable income or loss of the Fund.
                              If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation, the taxable income of the Fund would be subject to corporate income tax and any distributions of profits with respect to the Fund would be treated as dividends.
                              (See "Taxes.")

ERISA Plans and Other         Because  the  Underlying  Funds may use  leverage,
Tax-Exempt Entities:          Investors  subject  to  the  Employee   Retirement
                              Income  Security Act of 1974  ("ERISA")  and other
                              tax-exempt   Investors   may  incur   income   tax
                              liability to the extent the Fund's transactions are treated as giving rise to unrelated business taxable income. The Fund is not designed for investment by charitable remainder trusts and, therefore, such trusts may not purchase Interests.
                              (See "Taxes.")

Independent Registered
Public Accounting Firm:       PricewaterhouseCoopers  LLP,  1177  Avenue  of the
                              Americas, New York, NY 10036.

Investor Reports:             Investors   will   receive    monthly    unaudited
                              performance   reports,   as  well  as  semi-annual
                              unaudited and annual  audited  financial  reports.
                              The  Fund  must  receive  information  on a timely
                              basis from the  Underlying  Funds to complete  its
                              tax reporting  requirements.  An Underlying Fund's
                              delay in providing this information will delay the
                              Fund's   preparation   of   tax   information   to
                              Investors, which will require Investors in the Fund to seek extensions on the time to file their tax returns.

Legal Counsel:                Seward & Kissel LLP, One Battery  Park Plaza,  New
                              York, New York, 10004.

--------------------------------------------------------------------------------

                            SUMMARY OF FUND EXPENSES

--------------------------------------------------------------------------------

          The following table illustrates the estimated expenses, fees and performance-based allocations that the Fund expects to incur and Investors can expect to bear.

Investor Transaction Expenses

     Maximum Sales Load (as a percentage of offering price)*..........up to 3.0%

                                                      Percentage of Net Assets
Annual Expenses                                       Attributable to Interests
                                                      -------------------------

     Management Fee**.................................           1.50%
     Other Expenses...................................           0.92%
          Investor Servicing Fee......................  0.25%

     Total Annual Expenses............................           2.42%***
          (excluding Incentive Allocation)

     * Sales loads may be waived by the Fund for certain types of Investors. (See "Distribution Arrangements - Sales Load Waivers")

     ** Forpurposes of this table, the Management Fee includes a monthly Administration Fee of 0.25% paid to the Distributor by the Fund. In addition to the Management Fee, for each fiscal year in which an Investor has earned an annualized return on its Capital Account greater than the 6% (the "Hurdle Rate"), 10% of the excess of the net profits over the Hurdle Rate and any Loss Carryforward (as defined in the Summary) will be reallocated to the Adviser.

     *** The Adviser has agreed to waive fees and/or reimburse expenses of the Fund until July 31, 2005 (the "Expense Limitation Agreement") to the extent necessary to assure that total ordinary operating expenses of the Fund do not exceed an annual rate of 2.95% of the average monthly net assets of the Fund (the "Expense Limitation"). Ordinary operating expenses do not include organizational costs, interest, taxes, the Incentive Allocation and extraordinary expenses. The
          Adviser is entitled to recover from the Fund any fees waived or expenses reimbursed for a three year period following the end of the fiscal year in which such waiver or reimbursement occurred, if such recovery does not cause the Fund's expenses to exceed the Expense Limitation in effect at the time of recovery.

     Investors' returns are reduced by fees and expenses charged by the Underlying Funds in which the Fund invests, in addition to fees assessed by the Fund.

          The purpose of the table above is to assist prospective Investors in understanding the various costs, expenses and performance-based allocations Investors in the Fund will bear directly or indirectly. "Other Expenses," as shown above, is an estimate, assuming Fund average net assets of $80 million. "Other Expenses" are estimated at 0.92%, excluding amounts that may be recovered by the Adviser under the Expense Limitation Agreement described above. If the average net assets are less than $80 million, "Other Expenses" will be higher than estimated above. For a more complete description of the various costs, expenses and performance-based allocations of the Fund, see "Management of the Fund."

          An Investor would pay the following expenses on a $1,000 investment (including the Incentive Allocation),(+) assuming a 5% annual return:

     1 year            3 years           5 years           10 years
     ------            -------           -------           --------
     $54               $103              $155              $297

          An Investor would pay the following expenses on a $50,000 investment (including the Incentive Allocation), + assuming a 5% annual return:

     1 year            3 years           5 years           10 years
     ------            -------           -------           --------
     $2,689            $5,159            $7,759            $14,868

     (+) The Incentive Allocation is 10% of net capital appreciation credited to an Investor's Capital Account over the Hurdle Rate of 6%. Accordingly, no Incentive Allocation would be made with respect to the assumed 5% annual return.

          The examples are based on estimated annual expenses and the Incentive Allocation set forth above. The examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund's actual rate of return may be greater or less than the hypothetical 5% return assumed in the examples. If the Fund's actual rate of annual return exceeds 5%, the dollar amounts of expenses could be significantly higher because of the Incentive Allocation.

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                              FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------

          The information contained in the table below sets forth selected information derived from the financial statements contained in the Fund's annual report for the fiscal year ended March 31, 2004 (the "Annual Report") and have been audited by PricewaterhouseCoopers LLP ("PWC"), an independent registered public accounting firm. PWC's report, along with the Fund's financial statements, is included in the Annual Report. The Annual Report is available upon request by calling (800) 321-7854.


                                                            April 1, 2003
                                                    (commencement of operations)
                                                       through March 31, 2004

Total return(1)
Total return before incentive allocation                         10.34%
Incentive allocation                                             (0.46)
                                                            ----------
Total return after incentive allocation                           9.88%
                                                            ==========
Total return after incentive allocation,
before organization costs                                        10.11%
                                                            ==========

Investors' capital, end of period (000's)                   $   64,155

Ratios to average net assets*
Net investment loss ratio(2)
Net investment loss                                             (2.86)%
Net investment loss, before incentive allocation                (2.36)%
Expense ratio before incentive allocation
Operating expenses(2)(3)                                          2.87%
Operating expenses, before organizational expenses(3)(4)          2.72%
Incentive allocation                                              0.50%

Expense ratio, including incentive allocation(2)(3)               3.37%

Portfolio turnover rate                                          43.16%

     * Average net assets are calculated using month end net assets averaged over the period.

     (1) Total return is for the period indicated and has not been annualized. Total return is calculated for all the Investors taken as a whole, inclusive of all fees including organization and offering costs, except where noted that performance is prior to incentive fee allocation. An individual Investor's return may vary from these returns based on the timing of capital transactions.

     (2)  Includes   organization   expenses  of  $45,000   incurred   prior  to
          commencement of operations, charged to members' capital accounts.

     (3) Does not include expenses of the Underlying Funds in which the Fund invests. The expense ratio (expense and incentive allocation ratio) is calculated for the Investors taken as a whole. The computation of such ratios based on the amount of expenses and incentive allocation assessed to an individual Investor's capital may vary from these ratios based on the timing of capital transactions.

     (4) Does not include organizational costs charged during the period ending March 31, 2004. Those amounts can be found on the Statement of Operations.

--------------------------------------------------------------------------------

                                    THE FUND

--------------------------------------------------------------------------------

          The Fund is a limited liability company, organized on October 2, 2002 under Delaware law and registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund's Interests are registered under the 1933 Act. The Fund has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act and therefore is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act. The Fund's principal office is located at 101 S. Tryon Street, Charlotte, NC, 28255, and its telephone number is (646) 313-8890. BACAP serves as the Fund's Adviser, providing day-to-day investment management services. The Fund's Board provides broad oversight over the operations and affairs of the Fund. A majority of the Board is comprised of Independent Managers.

--------------------------------------------------------------------------------

                  INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

--------------------------------------------------------------------------------

GENERAL

          The investment objective of the Fund is to generate consistent long-term capital appreciation with low volatility and limited downside risk under a wide range of market conditions.

          Under the terms of the Advisory Agreement, the Board has delegated to the Adviser, an affiliate of Bank of America, N.A., responsibility for the day-to-day management of the business and affairs of the Fund. The Adviser attempts to achieve the objective of the Fund by allocating its assets among at least 15 Underlying Funds managed by Fund Managers who invest across a range of strategies and markets. Such allocation is a critical component of the investment program of the Fund to reduce strategy and manager risk while achieving consistent superior returns.

          The Adviser identifies investment strategies by focusing on asset categories, investment regions and particular strategies which it believes are likely to produce attractive absolute returns in a particular economic environment. Investments are re-allocated by the Adviser from time to time, in its sole discretion, in accordance with these criteria.

          The Fund's investment objective is not fundamental and may be changed by the Board without the vote of a majority (as defined by the 1940 Act) of the Fund's outstanding Interests.

INVESTMENT STRATEGIES; ALLOCATION OF INVESTMENTS AMONG UNDERLYING FUNDS

          Investment Strategies. The Adviser, in its sole discretion, allocates the assets of the Fund in any amount among Underlying Funds that employ one or more of the following alternative investment strategies; however, the Fund generally intends to allocate its assets in amounts approximating the percentages indicated: (i) Event Driven (e.g. Risk (Merger) Arbitrage, Capital Structure Arbitrage, Distressed Securities and Special Situations) (0% to 40% of the Fund); (ii) Relative Value (e.g. Convertible Arbitrage, Fixed Income
Arbitrage, Statistical Arbitrage, Non-Traditional Convertible Arbitrage and Volatility Arbitrage) (10% to 67% of the Fund); (iii) Equity Hedge (10% to 67% of the Fund); and (iv) Macro (0% to 40% of the Fund). An individual investment is not generally allocated to more than one investment category. Multi-strategy investments are allocated among the various categories as the Adviser deems appropriate. The Fund only invests in Underlying Funds in which the Fund Manager has at least a twelve-month track record in managing assets using the same investment strategy as the Underlying Fund, and in Private Funds that have audited financial statements. For purposes of investing in a feeder fund that is part of a master-feeder structure, the audited financial statements of the master fund are deemed to satisfy the Fund's audited financial statement requirement. In addition, the Fund may allocate its assets to Sub-Advised Accounts. The Fund may also invest in offshore Underlying Funds that meet the above stated criteria.

          The Board reserves the right to alter or modify some or all of the investment strategies of the Fund in light of available investment opportunities and to take advantage of changing market conditions when the Adviser recommends that such alterations or modifications are consistent with the goal of achieving consistent, long-term capital appreciation with low volatility and limited risk under a wide range of market conditions.

          The alternative investment strategies employed by Underlying Funds are summarized below. For more information, please see the SAI.

     o Event Driven Strategies - "Event Driven" trading strategies seek to earn excess return through the purchase and/or sale of securities based on anticipated outcomes of company specific or transaction specific situations, such as spin-offs, mergers and acquisitions, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks. Event Driven strategies may include (without limitation):

               o Risk (Merger) Arbitrage - Merger arbitrage managers seek to profit by taking advantage of differences between the current market price of a security and its expected future value based on the occurrence of a merger.

               o Capital Structure Arbitrage - Capital structure arbitrage managers seek to exploit pricing disparities in a single firm's capital structure or within a parent/subsidiary capital structure.

               o Distressed Securities - Distressed security managers generally invest in securities of financially troubled companies (companies involved in bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event related situations).

               o Special Situations - Special Situations managers seek to profit by capturing discrepancies in valuation between the current market price of a security and its expected future value based on the occurrence of a corporate restructuring, reorganization or significant alteration in the company's strategy or product mix.

     o Relative Value - Relative Value includes a menu of different investment strategies. These strategies focus on generating profits generated by the difference in price between related securities (for example, a 5-year and a 10-year bond issued by the same company), rather than because of the direction of the market. Relative Value strategies may include (without limitation):

               o Convertible Arbitrage - Convertible Arbitrage managers may purchase a bond that is convertible (either currently convertible or convertible at some future date) into the underlying company's equity. They may hedge the equity exposure of the position by selling short the equity or other related security in a ratio they believe is appropriate for the current convertible bond valuation.

               o Fixed Income Arbitrage - Fixed Income Arbitrage managers generally invest in one or more fixed income securities and hedge against underlying market risk by simultaneously investing in another fixed income security.

               o Statistical Arbitrage - Statistical Arbitrage strategies are mathematical, systematic and model based strategies, which do not utilize fundamental analysis or human discretion. They are typically market neutral and based on the theory that prices always revolve around their long-term average.

               o    Non-Traditional   Convertible  Arbitrage  -  Non-Traditional
                    Convertible Arbitrage managers make private investments in public companies in need of financing.

               o Volatility Arbitrage - Volatility Arbitrage managers buy cheap and sell expensive options while hedging with corresponding stock. Managers typically maintain a portfolio bias that benefits when the market volatility rises in order to protect against sudden downward market moves, since the opposite may prove to be extremely expensive.

     o Equity Hedge - "Equity Hedge," also known as long/short equity, combines core long holdings of equities with short sales of stock, stock indices, or derivatives related to the equity markets. Equity Hedge managers attempt to generate long term capital appreciation by developing and actively managing equity portfolios that include both long and short positions.

     o Macro - Macro strategies attempt to identify extreme price valuations in stock markets, interest rates, foreign exchange rates and physical commodities, and make leveraged bets on the anticipated price movements in these markets. As a subset of this category, the Fund may invest in managers taking a "systematic" investment approach. These managers generally have more model driven investment stratgies. They also tend to invest in the financial and commodities futures markets.


          The multi-manager, multi-strategy program of the Fund is designed to take advantage of broad market opportunities. The Fund has been designed to afford the Adviser the maximum flexibility to deploy assets of the Fund in whatever investment strategies are deemed appropriate for it under prevailing economic and market conditions. Accordingly, the Underlying Funds selected by the Adviser are permitted to utilize leverage and may invest in a wide range of instruments and markets, including, but not limited to, long and short positions in domestic and foreign equities and equity-related instruments, fixed income and other debt-related instruments, options, warrants, futures and other commodities, currencies, over-the-counter derivative instruments (such as swaps), securities that lack active public markets, repurchase and reverse repurchase agreements, preferred stocks, convertible bonds and other financial instruments, real estate and real estate related investments. The Adviser intends to invest the assets of the Fund in Underlying Funds that may invest in hot issues.

          When they determine that such an investment policy is warranted, Underlying Funds may invest, without limitation, in cash and cash equivalents. The Adviser may invest the cash balances of the Fund in any instruments it deems appropriate. Any income earned from such investments is reinvested by the Fund in accordance with its investment program.

          Allocations of Investments Among Underlying Funds. Allocation among Underlying Funds is determined based on factors such as an analysis of the potential of each Fund Manager for long-term performance, correlation with other Fund Managers and an Underlying Fund's expected contribution to the targeted risk/return profile of the Fund. Generally, Fund Managers conduct their investment programs through private investment funds or discretionary managed accounts. These investment vehicles typically provide greater flexibility than traditional investment companies that are registered under the 1940 Act, with respect to the types of securities that may be owned, the types of trading strategies that may be employed, and, in some cases, the amount of leverage that can be used. Some Underlying Funds may be "funds of funds". (See "Risk Factors - Risks of Securities Investing - Investments in Registered Investment Companies.")

          There can be no assurance that the asset allocations made by the Adviser on behalf of the Fund will prove to be as successful as other allocations that might have been made, or as adopting a static approach in which Underlying Funds are not changed.

SELECTION OF FUND MANAGERS

          Fund Managers are identified from a variety of sources, including proprietary databases, commercial databases, capital introduction groups of the major prime brokers, conferences and other industry functions, industry publications, marketing firms, referrals, Bank of America, N.A. affiliates, and an industry-wide information network (both in the U.S. and Europe) developed by the portfolio management team. Due diligence is performed on a large number of Fund Managers for each identified strategy. Fund Managers that preliminarily fit the investment philosophy of the Adviser are researched further.

          The Adviser employs a qualitative and quantitative diagnostic and monitoring process in selecting and reviewing the performance of Fund Managers in order to ensure that the allocation guidelines of the Fund are satisfied. Qualitative criteria may include, without limitation: on-site interviews of the key personnel of the Fund Manager; organizational structure; experience and training of the key personnel; quality and rigor of investment process; quality of support infrastructure (including internal and external professional staff); reporting transparency; whether the key personnel have substantial personal investments in the investment program; and/or consideration of various oversight mechanisms employed in the investment program (including, the presence of risk management discipline and internal controls).

          Quantitative criteria may include, without limitation: various investment performance statistics (including, historical risk-adjusted returns of investment funds and accounts managed during various time periods and market cycles, if any); down-side deviation; level of assets under management; and/or correlations relative to other Underlying Funds.

          The Adviser continually monitors the performance of the Fund Managers and the overall composition of the investment portfolio of the Fund. The Adviser maintains regular communications with the Fund Managers through performance reporting and meetings. The identity and number of Fund Managers is expected to change over time. The Adviser may withdraw from or invest in different Underlying Funds without prior notice to or the consent of the Investors.

          Fund Managers are compensated on terms that may include fixed and/or performance-based fees or allocations. Generally, fixed fees to Fund Managers, if applicable, range from 1.0% to 2.0% (annualized) of the average net asset value of the Fund's investment, and performance fees or allocations range from 10% to 25% of the net capital appreciation in the Fund's investment for the year or other measurement period.

--------------------------------------------------------------------------------

                                  RISK FACTORS

--------------------------------------------------------------------------------

          Certain Underlying Funds in which the Fund may invest involve substantial risks, including the risk that the entire amount invested may be lost. The Fund invests in and actively trades securities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. Various other risks also are associated with an investment in the Fund, including risks relating to compensation arrangements and risks relating to the limited liquidity of Interests.

          Prospective Investors should consider the following principal risks in determining whether an investment in the Fund is a suitable investment. Prospective Investors should read this entire prospectus and the SAI and consult with their own advisers before deciding whether to invest. In addition, because the Fund's investment program may develop and change over time (subject to limitations imposed by applicable laws or by the Fund's investment policies and restrictions), an investment in the Fund may in the future be subject to additional and different risk factors.

LIMITED OPERATING HISTORY

          The Fund is a recently formed entity and has limited operating history upon which prospective Investors may evaluate its past performance. The Fund commenced operations on April 1, 2003. The past investment performance of the Adviser, the Fund Managers or the Underlying Funds should not be construed as an indication of the future results of the Fund.

RISKS OF SECURITIES INVESTING

          Introduction. All investments in securities entail the risk of loss. The Underlying Funds may invest in equity and debt securities, options and derivatives, all of which involve particular risks. Securities fluctuate in value on the basis of numerous factors - often unrelated to the value or characteristics of the particular security or issue - and those fluctuations can be pronounced.

          There can be no assurance that the Adviser will be able to select Underlying Funds and Fund Managers that will attain the investment objective of the Fund. In addition, the returns from the Underlying Funds depend upon a variety of factors, including conditions in the global, national and regional economies, conditions in the credit markets, conditions in the securities markets generally and in the market for securities in particular industries or particular regions, political and technological developments, and changes in exchange rates, all of which are beyond the control of the Fund, the Adviser, their respective affiliates, and the Fund Managers.

          Set forth below is a summary of certain of the risks relating to specific types of securities which are used in the investment programs of the Underlying Funds, and investment strategies which are employed by the Fund Managers. Although all of these risks may be present in the investment programs of each of the Underlying Funds, they may not be applicable to them to the same degree. The strategies and substrategies that are employed by the Underlying Funds are described in more detail in the SAI.

          As part of its duties, the Adviser monitors the adherence by Underlying Funds to their stated investment programs and historical investment strategies. In the event that the Adviser determines that an Underlying Fund is deviating materially from such standards, it will consider appropriate actions seeking to achieve the investment objectives of the Fund, including withdrawal of all or a portion of the assets invested in such Underlying Fund. The ability of the Adviser to make such withdrawals and re-allocate investments is subject to certain risks. (See "Risk Factors - Special Risks of a Multi-Manager Structure.")

          Short Sales. Some or all of the Underlying Funds may attempt to limit exposure to possible market declines in the value of portfolio securities through short sales of securities. In addition, Underlying Funds may use short sales for non-hedging purposes to pursue their investment objectives. For example, an Underlying Fund may "short" a security of a company if, in the Fund Manager's view, the security is over-valued in relation to the issuer's prospects for earnings growth.

          To effect a short sale, the Underlying Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Underlying Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Underlying Fund, which would result in a loss or gain, respectively. These techniques are speculative and, in certain circumstances, can substantially increase the impact of adverse price movements on the Underlying Fund. A short sale of a security involves the risk of an unlimited increase in the market price of the security, which could result in an inability to cover the short position and, thus, a theoretically unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase.

          An Underlying Fund may also make short sales "against-the-box," in which it sells short securities it owns or has the right to obtain without payment of additional consideration. An Underlying Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box.

          Foreign Securities. The Fund may invest directly or indirectly in foreign securities, including securities of offshore Underlying Funds. Underlying Funds may invest in securities, and derivatives of securities of foreign issuers (both public and private) and in depository receipts, such as American Depository Receipts ("ADRs"), that represent indirect interests in securities of foreign issuers. Foreign securities in which Underlying Funds may invest may be listed on foreign exchanges or traded in foreign over-the-counter markets. Investments in foreign securities are affected by risk factors generally not thought to be present in the U.S. These factors include, but are not limited to, the following: varying custody, brokerage and settlement practices; difficulty in pricing; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the U.S.; the unavailability of financial information regarding the foreign issuer or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets of an Underlying Fund between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries. Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in foreign countries also involves higher brokerage and custodian expenses than does investment in domestic securities.

          Other risks of investing in offshore Underlying Funds and foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies. A decline in the exchange rate would reduce the value of certain of an Underlying Fund's foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. In addition, an Underlying Fund may incur costs in connection with conversion between various currencies. The foregoing risks may be greater in emerging industrialized and less developed countries.

          Purchasing Initial Public Offerings. Underlying Funds may purchase securities of companies in initial public offerings or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Underlying Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospect of achieving them.

          Swap Agreements. Some or all of the Underlying Funds may enter into equity, interest rate, index, currency rate swap, and other agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an Underlying Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange different cash flows, such as interest rates (fixed versus fluctuating rates), currencies, or returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The cash flows to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," (e.g., the interest rate or return on or increase in value of a particular dollar amount invested, in a particular foreign currency, or in a "basket" of securities representing a particular index). Forms of swap agreements also include interest rate "caps," under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap;" interest rate "floors," under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor;" and interest rate "collars," under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

          Most swap agreements entered into by an Underlying Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, an Underlying Fund's current obligations (or rights) under a swap agreement generally would be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to such swaps would be limited to the net amount of payments that an Underlying Fund is contractually obligated to make. If the other party to a swap defaults, an Underlying Fund's risk of loss consists of the net amount of payments that the Underlying Fund contractually is entitled to receive.

          Derivatives. Some or all of the Underlying Funds may invest in, or enter into, financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate ("Derivatives"). Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole. Derivatives permit a manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities.

          Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on the performance of an Underlying Fund.

          If an Underlying Fund invests in Derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the return of the Underlying Fund or result in a loss. An Underlying Fund also could experience losses if Derivatives were poorly correlated with its other investments, or if a Fund Manager were unable to liquidate an Underlying Fund's position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

          Warrants and Rights. Warrants are Derivatives that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates. The market for warrants and rights can become very illiquid. Changes in liquidity may significantly impact the price for warrants and rights.

          Options and Futures. Underlying Funds may utilize options and futures contracts, including stock index futures contracts. Underlying Funds also may use so-called "synthetic" options or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Underlying Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid and, in such cases, a Fund Manager may have difficulty closing out the Underlying Fund's position. Over-the-counter options also may include options on baskets of specific securities.

          Underlying Funds may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which an Underlying Fund owns the underlying security. The sale of a covered call option exposes an Underlying Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. The sale of an uncovered call option subjects the Underlying Fund to the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option plus the premium received. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on an Underlying Fund's books or with the Underlying Fund's custodian to fulfill the obligation undertaken. The sale of a covered put option exposes an Underlying Fund during the term of the option to a decline in price of the underlying security while depriving the Underlying Fund of the opportunity to invest the segregated assets. The sale of an uncovered put option subjects the Underlying Fund to the risk of a decline in the market price of the underlying security below the exercise price of the option less the premium received.

          The purchase of a call or put option subjects the Underlying Fund to the risk of the loss of its entire investment in the option if the price of the underlying security does not increase above the exercise price of the call option, or decline below the price of the exercise price of the put option, as the case may be, by more than the premium paid. The risk of loss on a call option can be offset, in whole or in part, by a short sale of the underlying security. If an Underlying Fund holds the underlying security, the loss on a put option will be offset, in whole or in part, by the gain on the security.

          An Underlying Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. An Underlying Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Fund Manager would ordinarily make a similar "closing sale transaction," which involves liquidating the Underlying Fund's position by selling the option previously purchased, although the Fund Manager would be entitled to exercise the option should it deem it advantageous to do so.

          Underlying Funds may enter into futures contracts in U.S. domestic markets or on exchanges located outside the U.S. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the U.S. Foreign markets. However, foreign markets may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker-dealer for performance of the contract. In addition, any profits an Underlying Fund might realize in trading could be eliminated by adverse changes in the exchange rate, or the Underlying Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

          Engaging in these transactions involves risk of loss to the Underlying Funds, which could adversely affect the value of their net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting Underlying Funds to substantial losses.

          Successful use of futures also is subject to a Fund Manager's ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

          Pursuant to regulations or published positions of the SEC, an Underlying Fund may be required to segregate permissible liquid assets in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. The segregation of such assets will have the effect of limiting the manager's ability otherwise to invest those assets.

          Call and Put Options on Securities Indices. Some or all of the Underlying Funds may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes is subject to the Fund Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

          Interest Rate and Currency Futures. Underlying Funds may purchase and sell interest rate futures contracts. An interest rate future obligates an Underlying Fund to purchase or sell an amount of a specific debt security at a future date at a specific price. Underlying Funds also may purchase and sell currency futures. A currency future obligates an Underlying Fund to purchase or sell an amount of a specific currency at a future date at a specific price. These Underlying Funds may employ the spot or forward markets for any or all commodities as well. The risk of loss in interest rate and currency futures transactions can be substantial. Successful use of futures depends upon the Fund Manager's ability to predict correctly movements in the direction of the relevant market. This requires different skills and techniques than predicting changes in the price of individual stocks.

          Trading  in  Illiquid   Securities  and  Other  Investments.   Certain
investment positions in which an Underlying Fund has an interest may be illiquid. Underlying Funds may invest in restricted or non-publicly traded securities and securities on foreign exchanges. This could prevent an Underlying Fund from liquidating unfavorable positions promptly and subject the Fund to substantial losses. This could also impair the ability of the Fund to distribute repurchase proceeds to an Investor in a timely manner.

          Small Cap Stocks. Underlying Funds may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. Underlying Funds may purchase securities in all available securities trading markets.

          Industry/Sector Risk. The Fund may invest in Underlying Funds that focus their investment strategy on particular industry or sector. Investing in Underlying Funds focusing on equity and other securities of specific industry or sector issuers involves substantial risks. Market or economic factors affecting such industry or sector could have a major effect on the value of an Underlying Fund's investments.

          The Fund's investment policies and restrictions apply only to Underlying Funds that are affiliates. Underlying Funds may target or concentrate their investments in particular markets, sectors or industries. Underlying Funds may also be considered to be non-diversified and invest without limit in a single issuer. As a result of any such concentration of investments or non-diversified portfolios, the portfolios of such Underlying Funds are subject to greater volatility than if they had non-concentrated and diversified portfolios. Those Underlying Funds that concentrate in a specific industry or target a specific sector will also be subject to the risks of that particular industry or sector, which may include, but not be limited to, rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry, and sensitivity to overall market swings. Although the Fund intends to invest its assets across a range of strategies and markets, it is possible for the Fund to inadvertently concentrate its assets in one market, industry or sector because of the aggregate investment of Underlying Funds in a particular market, industry or sector.

          Investments in "Distressed Companies." Underlying Funds may invest in securities and private claims and obligations of domestic and foreign entities which are experiencing significant financial or business difficulties, such as loans, loan participations, claims held by trade or other creditors, non-performing and sub-performing mortgage loans, fee interests in real estate, partnership interests and similar financial instruments, most of which are not publicly traded and which may involve a substantial degree of risk. Underlying Funds that make such investments may lose a substantial portion or all of their investments in a troubled loan or equity interest or may be required to accept cash or securities with a value less than their share of the investment. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult for Fund Managers to obtain information as to the true condition of such entities.

          Investments in Registered Investment Companies. The Fund, subject to any limitations imposed by the 1940 Act, may invest in Underlying Funds that invest in investment companies, and the Fund may directly invest in money market investment companies. An Investor who meets the conditions for investment in an investment company could invest directly therein and avoid exposure to the special risks of a multi-manager structure, including multiple layers of fees. In addition, the provisions of the 1940 Act, among other things, place restrictions on the amount of leverage that may be employed in the investment program of an investment company and prohibit and restrict the ability of an investment company from engaging certain types of transactions, including "affiliate transactions." Although such restrictions and prohibitions may be regarded as providing additional protections to Investors, in some cases such restrictions and prohibitions might limit the investment return of Investors in an investment company as compared to investments in other Underlying Funds. (See "Risk Factors - Special Risks of a Multi-Manager Structure.")

          Event Risk. Certain investments by Underlying Funds are based on the anticipated outcomes of company specific or transaction specific situations, and certain other investments by Underlying Funds are based on the anticipated outcomes of broader changes in markets or the economy. If the outcomes are not as anticipated (either because the change did not occur, did not occur in the manner or to the extent anticipated, or, in the worst case, because the outcome was contrary to what had been anticipated), Underlying Funds which make such investments could suffer losses and loss of opportunities for alternative investments.

          Leverage. Some or all of the Underlying Funds may make margin purchases of securities and, in that regard, borrow money from brokers and banks for investment purposes. This practice, which is known as "leverage", is speculative and involves certain risks.

          Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in non-U.S. markets. Borrowings to purchase equity securities typically are secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements. (See "Risk Factors - Risks of Securities Investing - Reverse Repurchase Agreements.")

          Although leverage will increase investment return if an Underlying Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if an Underlying Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the volatility of changes in the value of the Fund's investments in Underlying Funds. In the event that an Underlying Fund's equity or debt instruments decline in value, the Underlying Fund could be subject to a "margin call" or "collateral call," pursuant to which the Underlying Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Underlying Fund's assets, the Fund Manager might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging is subject to interest costs that may or may not be recovered by return on the securities purchased. The Underlying Fund also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements would increase the cost of borrowing over the stated interest rate. The Adviser is not able to control the amount of, or the ability of a Fund Manager to incur any leverage.

          Although the Fund does not anticipate doing so, it may also determine to borrow money for temporary or emergency purposes or in connection with a repurchase of Interests. The Fund may not borrow if, immediately after such borrowing, it would have an asset coverage (as defined in the 1940 Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock. The Fund may be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce the Fund's total asset level below what is required by the 1940 Act or the Fund's loan agreements.

          High Yield Securities. Underlying Funds may invest a substantial portion of their assets in fixed income securities rated lower than Baa by
Moody's Investor Service, Inc. ("Moody's") or lower than BBB by Standard & Poor's Corporation ("S&P") (or, if not rated, deemed by the manager to be of comparable quality). Securities rated lower than Baa by Moody's or lower than BBB by S&P are sometimes referred to as "high yield" or "junk" bonds. Securities rated Baa are considered by Moody's to have some speculative characteristics. Lower-rated securities may include securities that have the lowest rating or are in default. Investing in lower-rated securities involves special risks in addition to the risks associated with investments in higher-rated fixed income securities, including a high degree of credit risk. Lower-rated securities may be regarded as predominately speculative with respect to the issuer's continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers/issues of lower-rated securities may be more complex than for issuers/issues of higher quality debt securities. Lower-rated securities may be more susceptible to losses and real or perceived adverse economic and competitive industry conditions than higher grade securities. Securities that are in the lowest rating category are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default to be unlikely to have the capacity to pay interest and repay principal. The secondary markets on which lower-rated securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the value of these Underlying Funds' portfolios. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated securities, especially in a thinly traded market. The use of credit ratings to evaluate lower-rated securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of lower-rated securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was rated.

          Lending Portfolio Securities. Some or all of the Underlying Funds may lend securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Underlying Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities and may earn interest or other compensation with respect to the loaned securities. The Fund might experience risk of loss if the institution with which an Underlying Fund has engaged in a portfolio loan transaction breaches its agreement with the Underlying Fund.

          When-Issued and Forward Commitment Securities. Some or all of the Underlying Funds may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by an Underlying Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery of and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Underlying Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Underlying Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by a Fund Manager on a forward basis will not honor its purchase obligation. In such cases, a Fund may incur a loss.

          Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by an Underlying Fund to a bank or securities dealer and the Underlying Fund's simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase transactions are a form of leverage which may also increase the volatility of the Underlying Fund's investment portfolio.

SPECIAL RISKS OF A MULTI-MANAGER STRUCTURE

          The Adviser invests assets of the Fund through Underlying Funds. The success of the Fund depends upon the ability of the Adviser and Fund Managers to develop and implement investment strategies that achieve the objectives of the respective Underlying Funds. For example, the inability of a Fund Manager effectively to hedge an investment strategy that it utilizes may cause the assets of the Fund invested with such Underlying Fund to significantly decline in value and could result in substantial losses to the Fund. Moreover, subjective decisions made by the Adviser and the Fund Managers may cause the Fund to incur losses or to miss profit opportunities on which it may otherwise have capitalized. In addition, the overall performance of the Fund is dependent not only on the investment performance of individual Underlying Funds, but also on the ability of the Adviser to select and allocate assets among such Underlying Funds effectively on an ongoing basis. There can be no assurance that the allocations made by the Adviser will prove as successful as other allocations that might have been made, or as adopting a static approach in which Underlying Funds are not changed.

          Valuation of the Private Funds. The valuation of the Fund's investments in Private Funds is ordinarily determined based upon valuations provided by the Fund Managers for such Private Funds. Certain securities in which the Private Funds invest may not have a readily ascertainable market price and will be valued by the Fund Managers. In this regard, a Fund Manager may face a conflict of interest in valuing the securities, as their value will affect the Fund Manager's compensation. Although the Valuation Committee reviews the valuation procedures used by all Fund Managers, the Valuation Committee cannot confirm the accuracy of valuations provided by Fund Managers. In addition, the net asset values or other valuation information received by the Valuation Committee from a Private Fund are typically estimated, and may be subject to later adjustment or revision by the Private Fund. Any such adjustment or revision will either increase or decrease the net asset value of the Fund at the time that the Fund is provided with information regarding the adjustment. The Fund does not expect to restate its previous net asset values to reflect an adjustment or revision by a Private Fund. If Fund Manager valuations are consistently delayed, missing or inaccurate, the Adviser generally will consider whether the Underlying Fund continues to be an appropriate investment for the Fund. The Fund may be unable to sell interests in an Underlying Fund quickly, and could therefore be obligated to continue to hold the interests. In such a case, the Valuation Committee would continue to value the interests without the benefit of the Fund Manager valuations, and the Valuation Committee may determine to discount the value of the interests or value them at zero.

          Information from Fund Managers. Underlying Funds that are Private Funds may not be registered as investment companies under the 1940 Act, and, therefore, the Fund and Investors will not have the protections of the 1940 Act with respect to its investments in those Underlying Funds. For example, funds registered under the 1940 Act are subject to provisions that limit transactions with affiliates and that require that a fund have a separate custodian and independent directors or trustees. Registered funds also are subject to reporting requirements that mandate the disclosure of the underlying instruments and investment strategies of a fund's portfolio. Although the Adviser receives detailed information from each Fund Manager regarding its historical performance and investment strategy, in most cases the Adviser has little or no means of independently verifying this information. The absence of such information may result in losses to a Fund. In addition, the Fund is dependent on Underlying Funds to provide their Schedule K-1s to the Fund in a timely manner in order for the Fund to provide Investors with the Fund's Schedule K-1 in a timely manner.

          Multiple Layers of Fees. By investing in Underlying Funds indirectly through the Fund, Investors bear a proportionate share of the fees and expenses of the Fund and, indirectly, similar expenses of the Underlying Funds. Investors could avoid the additional level of fees at the Fund level by investing directly with the Underlying Funds, although in many cases access to these Underlying Funds may be limited or unavailable.

          Independent Fund Managers. Each Fund Manager will receive any performance-based allocations to which it is entitled irrespective of the performance of the other Fund Managers and the Fund generally. Accordingly, a Fund Manager with positive performance may receive compensation from the Fund, and, thus, indirectly from Investors, even if the overall investment return of the Fund is negative. Investment decisions for the Underlying Funds are made by the Fund Managers entirely independently of each other. As a result, at any particular time, one Underlying Fund may be purchasing shares of an issuer whose shares are being sold by another Underlying Fund. Consequently, the Fund could directly or indirectly incur certain transaction costs without accomplishing any net investment result.

          Proprietary Investment Strategies. Selected Underlying Funds may use proprietary investment strategies that are based on considerations and factors that are not fully disclosed to the Adviser. These strategies may involve risks under some market conditions that are not anticipated by the Fund Manager or the Adviser. The Fund Managers generally use investment strategies that are different than those typically employed by traditional managers of portfolios of stocks and bonds. The investment niche, arbitrage opportunity or market inefficiency exploited by a particular Underlying Fund may become less profitable over time as market conditions change.

          Sub-Advised Account Allocations. The Fund may place assets with a number of Fund Managers through opening discretionary managed accounts rather than investing in Private Funds. Sub-Advised Accounts would be subject to the Fund's investment restrictions and the 1940 Act. In addition, the Sub-Advised Accounts could, depending on the investment program utilized, expose the Fund to theoretically unlimited liability, and it is possible, given the leverage which certain of the Fund Managers may use to achieve their investment objectives, that the Fund could lose more by being invested in a Sub-Advised Account directed by a particular Fund Manager than if the Fund had been invested in a Private Fund managed by such Fund Manager.

          Investments in Non-Voting Stock. Underlying Funds may, consistent with applicable law, not disclose the contents of their portfolios. This lack of transparency may make it difficult to monitor whether the holdings of the Underlying Funds cause the Fund to be above specified levels of ownership in certain asset classes. To avoid adverse regulatory consequences in such a case, the Fund may need to hold its interest in an Underlying Fund in non-voting form. Additionally, the Fund may need to limit the amount of voting securities it holds in any particular Underlying Fund, and may as a result hold substantial amounts of non-voting securities in a particular Underlying Fund. To the extent that the Fund holds non-voting securities of an Underlying Fund, it will not be able to vote on matters that require the approval of the investors in the Underlying Fund. This restriction could diminish the influence of the Fund in an Underlying Fund and adversely affect its investment in the Underlying Fund, which could result in unpredictable and potentially adverse effects on Investors.

          Delays in Investment in Underlying Funds. It is the intention of the Adviser that at all times the Fund will be fully invested in Underlying Funds. However, from time to time, one or more Underlying Funds may limit the amount of additional capital that they will accept from the Fund. In addition, even when additional investments are permitted by Underlying Funds, the Fund may make additional investments in an Underlying Fund only at certain times pursuant to limitations set forth in the governing documents of such Underlying Fund. In any such event, pending the allocation to additional Underlying Funds, or the agreement of the existing Underlying Funds to accept additional capital contributions from the Fund, initial or additional capital contributions made by Investors may be temporarily invested in money market instruments which may, subject to applicable law, include money market funds sponsored by and/or advised by the Adviser or its affiliates. Under such circumstances, continued sales of Interests will dilute the participation of existing Investors in the Underlying Funds in which the applicable Fund is invested.

          Repurchases; Re-Allocation of Investments. As discussed above, the Adviser intends to invest the assets of the Fund in at least 15 Underlying Funds managed by independent Fund Managers. Under the terms of the governing documents of Underlying Funds, the ability of the Fund to withdraw any amount invested therein may be subject to certain restrictions and conditions, including restrictions on the withdrawal of capital for an initial period of as long as two years, restrictions on the amount of redemption requests and the number of times a year when redemption requests can be made (which could be no more frequently than annually), and investment minimums which must be maintained. Consequently, the ability of the Fund to repurchase all or any portion of an Investor's Interest may be adversely affected to varying degrees by such restrictions depending on, among other things, the length of any restricted periods imposed by the Underlying Funds, the amount and timing of a repurchase offer in relation to the time remaining of any restricted periods imposed by related Underlying Funds, the next regularly scheduled redemption dates of such Underlying Funds and the satisfaction of other conditions. Investors whose Interests are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase requests and the effective date of the repurchase. Further, repurchases of Interests, if any, may be suspended or postponed in the complete and absolute discretion of the Board. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Interests and the Underlying Funds. Also, the ability of the Adviser to reallocate investments among existing or new Underlying Funds or to replace an existing Fund Manager at any particular time may be adversely affected by such restrictions and conditions. The ability of an Investor to request a repurchase of all or any portion of a Capital Account is also subject to the other conditions discussed herein. (See "Repurchases of Interests and Transfers.")

          Other Risk Factors. Underlying Funds generally are permitted to redeem their interests in-kind. Thus, upon the withdrawal by the Fund of all or a portion of its interest in an Underlying Fund, the Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser will seek to dispose of these securities in a manner that is in the best interests of the Fund.

          A noncorporate Investor's share of the investment expenses of the Fund (including any asset-based fees at the Fund and Underlying Fund levels) may be subject to certain limitations on deductibility for regular Federal income tax purposes and may be completely disallowed for purposes of determining the noncorporate Investor's alternative minimum tax liability.

          The Fund may agree to indemnify certain of the Underlying Funds and their Fund Managers from any liability, damage, cost or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the Interests.

BANKING REGULATION

          The Adviser is a wholly owned subsidiary of Bank of America, N.A., and as such is subject to regulation under banking law, including for certain affiliates, the Bank Holding Company Act of 1956, as amended, and to regulation by U.S. bank regulatory agencies, including, as appropriate, the Board of Governors of the Federal Reserve and the Office of the Comptroller of the Currency. These banking laws, rules, regulations and guidelines and the interpretation and administration thereof by the staff of the regulatory agencies restrict the transactions and relationships between Bank of America, N.A. and its affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments and transactions by the Fund.

INCENTIVE COMPENSATION

          The Fund pays a Management Fee and makes an Incentive Allocation to the Adviser. In addition, the Fund typically incurs advisory fees and allocations (asset-based and performance-based) payable to the Fund Managers in connection with its investments in the Underlying Funds. Such arrangements may create incentives for the Adviser and Fund Managers to engage in riskier transactions than would otherwise be the case if such performance-based compensation were not paid. The Fund may incur performance-based fees or allocations to some Fund Managers even though the performance of other Fund Managers or the Fund as a whole in a given year is negative. In addition, because such performance-based allocations are generally calculated on a basis that includes realized and unrealized appreciation of assets, the allocation may be greater than if it were based solely on unrealized gains.

LIQUIDITY RISKS

          Interests in the Fund are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer. Although the Fund may offer to repurchase Interests from time to time, an Investor may not be able to dispose of Interests in the Fund. Depending on market conditions and other factors, the Adviser expects that it will generally recommend to the Board that the Fund offer to repurchase Interests from Investors two times each year, in June and December.

NON-DIVERSIFIED STATUS

          There are no percentage limitations imposed by law on the percentage of the Fund's assets that may be invested in the securities of any one issuer. However, it is generally intended that not more than 10% of the assets of the Fund will be invested in any single Underlying Fund. The Adviser believes that this approach will help to reduce overall investment risk.

DISTRIBUTIONS TO INVESTORS AND PAYMENT OF TAX LIABILITY

          The Fund does not intend to make periodic distributions of net income or gains, if any, to Investors. Whether or not distributions are made, Investors are required each year to pay applicable Federal, state and local income taxes on their respective shares of the Fund's taxable income. The amount and times of any distributions is determined in the sole discretion of the Board.

          Investors will likely be required to request extensions of time to file their personal income tax returns. The Fund does not expect to be able to provide estimates of each Investor's taxable income before the due date for filing extensions and paying estimated taxes. Investors should consult their tax advisers concerning how such delayed reporting may affect them.

          The foregoing list of principal risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective Investors should read this entire Prospectus and consult with their own advisers before deciding to invest in the Fund. In addition, as the investment program of the Fund develops and changes over time, an investment in the Fund may be subject to additional and different risk factors. No assurance can be made that profits will be achieved or that substantial losses will not be incurred.

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                              CONFLICTS OF INTEREST

--------------------------------------------------------------------------------

          BACAP and its affiliates and their partners, officers and employees, including those involved in the investment activities and business operations of the Fund, (collectively, for the purposes of this section "BACAP Affiliates"), are engaged in business unrelated to the Fund. This may be a consideration of which the Investor should be aware. Set forth below is disclosure related to a number of possible conflicts that may arise. This disclosure is not intended to be exhaustive.

          BACAP Affiliates are active participants in the global currency, equity, commodity, fixed-income and other markets in which the Fund directly or indirectly invests. As such, BACAP Affiliates are actively engaged in transactions in the same securities and other instruments in which the Underlying Funds selected by BACAP may invest. The proprietary activities or portfolio strategies of BACAP Affiliates, or the activities or strategies used for accounts managed by BACAP Affiliates for other customer accounts, could conflict with the transactions and strategies employed by BACAP or the Fund Managers and could affect the prices and availability of the securities and instruments in which the Fund invests directly or indirectly. BACAP Affiliates' trading activities are carried out without reference to positions held directly or indirectly by the Fund and may have an effect on the value of the positions so held or may result in their having an interest in an issuer that is adverse to that of the Fund. BACAP Affiliates are not under any obligation to share any investment opportunity, idea or strategy with the Fund. As a result, BACAP Affiliates may directly or indirectly compete with the Fund for appropriate investment opportunities.

          BACAP Affiliates may create, write or issue derivative instruments where the counterparty is an Underlying Fund in which the Fund has invested or the performance of which is based on the performance of the Fund. BACAP Affiliates may keep any profits, commissions and fees accruing to them in connection with their activities for themselves and other clients, and the fees or allocations from the Fund to BACAP Affiliates are not reduced thereby.

          BACAP Affiliates from time to time may invest proprietary or client capital with portfolio managers, including Fund Managers selected for the Fund, and may also invest in the same management companies of hedge fund managers that may be purchased for the Fund. In addition, BACAP Affiliates may have other business relationships with such Fund Managers and/or Underlying Funds, including without limitation prime brokerage relationships.

          BACAP provides investment management services to other clients, including other multi-manager funds and managed accounts that follow investment programs substantially similar to that of the Fund. As a result, where a limited investment opportunity would be appropriate for the Fund and also for one or more of its other clients, BACAP is required to choose among the Fund and such other clients in allocating such opportunity, or to allocate less of such opportunity to the Fund than it would ideally allocate if it did not provide investment management services to other clients. In addition, BACAP may determine that an investment opportunity is appropriate for a particular client, or for itself or an affiliate, but not for the Fund. Situations may arise in which other client accounts managed by BACAP or its affiliates have made investments that would have been suitable for the Fund but, for various reasons, were not pursued by, or available to, the Fund. BACAP attempts to allocate limited investment opportunities among the Fund and its other client accounts in a manner it believes to be reasonable and equitable.

          BACAP may allocate assets of the Fund to Fund Managers affiliated with it or with which BACAP Affiliates have a business relationship, but not on terms more favorable to such Fund Managers than could be obtained through arm's length negotiation. Such business relationships could include agreements pursuant to which a BACAP Affiliate provides services to a Fund Manager and is compensated by receiving a share of such Fund Manager's revenue, including revenue based on a percentage of the Fund Manager's assets under management. BACAP Affiliates may enter into placement agent agreements with a Fund Manager, pursuant to which such Fund Manager may compensate BACAP Affiliates for referring investors (other than the Fund) to the Fund Manager.

          Subject to applicable law, the Fund may enter into transactions with BACAP Affiliates. BACAP will, to the extent required by law, obtain the appropriate consents prior to entering into such transactions. Accordingly, the Fund may buy investments from, and sell investments to, BACAP Affiliates, and BACAP Affiliates may act as the Fund's counterparty in connection with swaps, options, forward contracts and other derivative instruments.

          The Fund Managers may manage other accounts and may have financial incentives to favor certain of such accounts over the Fund. Any of their proprietary accounts and other customer accounts may compete with the Fund for specific trades, or may hold positions opposite to positions maintained on behalf of the Fund. The Fund Managers may give advice and recommend securities to, or buy or sell securities for, their respective portfolio or managed accounts in which the Fund's assets are invested, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Fund.

          A Fund Manager may purchase investments that are issued, or the subject of an underwriting or other distribution, by a BACAP Affiliate. A Fund Manager may invest, directly or indirectly, in the securities of companies affiliated with BACAP or in which a BACAP Affiliate has an equity or participation interest. The purchase, holding and sale of such investments for the Fund may enhance the profitability of the BACAP Affiliate's own investments in such companies.

          Other present and future activities of BACAP Affiliates, the Fund Managers and/or their affiliates may give rise to additional conflicts of interest.

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                                 USE OF PROCEEDS

--------------------------------------------------------------------------------

          The proceeds from the sale of Interests, net of fees and expenses, normally will be invested in accordance with the Fund's investment program within one month after receipt of such proceeds by the Fund.

--------------------------------------------------------------------------------

                             PERFORMANCE INFORMATION

--------------------------------------------------------------------------------

          The Fund has a limited operating history. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE INVESTMENT RESULTS. Performance of the Fund will vary based on many factors, including market conditions, the composition of the Fund's portfolio and the Fund's expenses.

--------------------------------------------------------------------------------

                             MANAGEMENT OF THE FUND

--------------------------------------------------------------------------------

GENERAL

          The Board of Managers provides broad oversight over the operations and affairs of the Fund. A majority of the Board is comprised of persons who are not "interested persons" (as defined in the 1940 Act) of the Fund. The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund's business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company that is organized as a corporation.

THE ADVISER

          BACAP serves as the Adviser of the Fund pursuant to the Advisory Agreement. Under the terms of the Advisory Agreement, the Adviser shall, subject to the supervision and control of the Board, (i) regularly provide investment advice and recommendations to the Fund with respect to its investments, investment policies and the purchase and sale of securities for the Fund; (ii) develop, implement and supervise continuously the investment program of the Fund and the composition of its portfolio and determine what securities shall be purchased and sold by the Fund; (iii) arrange for the purchase of securities and other investments for the Fund and the sale or redemption of securities and other investments held in the portfolio of the Fund; and (iv) take such further actions with respect to the foregoing as the Adviser shall deem necessary or advisable. In performing its duties under the Advisory Agreement, the Adviser may obtain investment information, research or assistance from any other person, firm or corporation to supplement, update or otherwise improve its investment management services, and it may enter into investment sub-advisory agreements with any registered investment advisers, subject to such approvals of the Board and Investors of the Fund as may be required to comply with applicable provisions of the 1940 Act. The Adviser is not required to, but may, hold Interests in the Fund. BACAP is a North Carolina limited liability company located at 101 South Tryon Street, Charlotte, NC 28255, and registered as an "investment adviser" under the Advisers Act. BACAP is a wholly-owned subsidiary of Bank of America, N.A. and a wholly-owned indirect subsidiary of Bank of America Corporation.

          The Fund pays the Adviser a Management Fee, computed no less frequently than quarterly at an annual rate of 1.25% of the net assets of the Fund (before reduction for any repurchases of Interests or the Incentive Allocation). In addition, the Adviser will receive a performance-based Incentive Allocation that is determined by reallocating to the Adviser a percentage of the net profits otherwise allocable to each Investor, subject to a Hurdle Rate. (See "Capital Accounts - Allocation of Gains and Losses; Incentive Allocation")

          The Advisory Agreement was approved by a majority of the Board of Managers, including a majority of the Independent Managers, at a meeting called for such purpose on January 13, 2003. The Advisory Agreement was approved for an initial term expiring March 31, 2005, and it will be automatically renewed thereafter for successive one-year terms, unless the Board (acting on behalf of the Fund) or the Adviser elects to terminate the Advisory Agreement on 60 days' prior written notice to the other.

          On September 3, 2003, the Office of the Attorney General for the State of New York ("NYAG") simultaneously filed and settled a complaint against a hedge fund and its managers. The complaint alleged, among other things, that the hedge fund engaged in improper trading in various mutual funds, including certain Nations Funds, for which the Adviser and Distributor serve as investment adviser and distributor, respectively. Specifically, the NYAG alleged that the hedge fund and its managers engaged in activities that it characterized as "market timing" and "late trading." The NYAG later announced a criminal action, and the SEC announced a civil action, against a former employee of Banc of America Securities, LLC, an affiliate of the Distributor and Adviser.


          In connection with these events, various lawsuits have been filed, some of which name the Adviser and Distributor, among others, as defendants (see Civil Litigation below).


Settlements in Principle with Regulators


          On March 15, 2004, Bank of America Corporation and FleetBoston Financial Corporation ("Fleet") entered into agreements in principle (each an "Agreement" and together, the "Agreements") with the NYAG and the SEC over matters related to improper late trading and market timing of mutual funds. As noted below, on April 1, 2004, Bank of America Corporation acquired Fleet.


          When finalized, the Agreements will conclude the investigation by the NYAG and the SEC of Bank of Amierca Corporation and its affiliates relating to late trading and market timing activities, provided that the NYAG and the SEC have reserved the right to continue their respective investigations of and actions against individuals.


Bank of America Corporation Acquisition of Fleet



          On April 1, 2004, Bank of America Corporation acquired Fleet. As a result of this acquisition, Columbia Management Advisors, Inc. ("CMA") and Columbia Funds Distributor, Inc. ("CFDI") are now indirect wholly-owned subsidiaries of Bank of America Corporation. The SEC and NYAG filed proceedings against both CMA and CFDI on February 24, 2004 alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual funds shares and violated certain New York anti-fraud statutes. In order to settle these matters, as noted above, Fleet entered into the March 15, 2004 Agreements with the NYAG and the SEC.


          If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to procure a final settlement of, the February 24, 2004 proceedings, or if any final settlement includes an injunction against CMA or CFDI prohibiting them from engaging in certain conduct, CMA, CFDI or any company that is an affiliated person of CMA and CFDI could be barred from serving as an investment adviser or distributor for any investment company registered under the Investment Company Act of 1940. As a result of the Fleet acquisition, the Adviser and the Distributor are now affiliated persons of CMA and CFDI and, therefore, under these circumstances, could be barred from serving as an investment advisor or distributor for any registered investment company, including the Fund. If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to procure a final settlement of, the February 24, 2004 proceedings, it is expected that the Adviser and Distributor would seek exemptive relief from the SEC to the extent necessary to permit them to continue serving as the investment adviser and distributor of the Fund.


Civil Litigation


          In connection with the events described above, various parties have filed suit against the Adviser, the Distributor, as well as a former President and Manager of the Fund, certain officers or former officers of the Fund and affiliates of the Adviser and Distributor, among others, in connection with their relationships with the Nations Funds. More than 200 cases have been consolidated in a multi-district proceeding and transferred to the Federal District Court in Maryland.


          These lawsuits and certain regulatory investigations are ongoing.

          PORTFOLIO MANAGEMENT

          The Fund's portfolio management decisions are made by an investment committee with representatives from portfolio management, operations, risk, legal, compliance and other groups within the Adviser and Bank of America Corporation.

          ADMINISTRATION, ACCOUNTING, CUSTODY AND OTHER SERVICES

          The Fund has retained the Distributor to serve as the administrator for the Fund. Pursuant to an agreement between the Distributor and the Fund (the "Administration Agreement"), the Distributor provides, or arranges to provide, accounting, administrative and transfer agency services to the Fund. In connection with these services, the Fund pays the Distributor a monthly Administration Fee computed at the annual rate of 0.25% of the net assets of the Fund as of the last day of the month. The Distributor and the Fund have retained SEI as a sub-administrator to assist it by providing certain accounting, administration and transfer agency services to the Fund.

          The Fund's cash and securities are held under a Custodian Agreement by SEI Private Trust Company ("SEI Trust"). The Fund's assets are held under a bank custodianship in compliance with the 1940 Act. The principal address of SEI and SEI Trust is One Freedom Valley Drive, Oaks, PA 19456. SEI Trust has also retained The Bank of New York to serve as sub-custodian to the Fund. The principal business address of The Bank of New York is 101 Barclay Street, 21 W Floor, New York, NY 10286.

          FUND EXPENSES

          The Fund bears, among others, the following expenses: (a) all costs and expenses directly related to investment transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research expenses and professional fees (including, without limitation, expenses of consultants and experts relating to investments), reasonable out of pocket expenses incurred in monitoring and evaluating Underlying Funds and Fund Managers (e.g., security background inquiries regarding existing and prospective Fund Managers), interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums and taxes withheld on non-U.S. dividends; (b) all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal and state laws; (c) the costs and expenses of holding meetings of the Board and any meetings of Investors, including costs associated with the preparation and dissemination of proxy materials; (d) the fees and disbursements of Fund counsel, legal counsel to the Managers of the Fund, if any, who are not "interested persons" as defined by the 1940 Act and the rules thereunder, independent auditors for the Fund and other consultants and professionals engaged on behalf of the Fund; (e) the Management Fee; (f) the fees payable to fund accounting agents, transfer agents, custodians and other persons providing administrative services to the Fund; (g) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund and/or the Board; (h) all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Investors; (i) any entity-level taxes; and (j) such other expenses as may be approved by the Board. As noted in the expense table, the Adviser may be entitled to recoup certain expenses over time.

          All fees and expenses, duties and charges are charged to the Fund as the Board determines to be reasonable. In the case of any fees or expenses of a regular or recurring nature, such as audit fees, the Board may calculate such fees and expenses on an estimated figure for yearly or other periods in advance and accrue the same in equal proportions over any period.

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                                  FISCAL PERIOD

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          A new accounting  period ("Fiscal  Period") will commence on the first day of each fiscal year, on each date of any capital contribution to the Fund and on each date next following the date of repurchase of an Investor's Interest (in whole or in part), and the prior Fiscal Period will end on the date immediately preceding such date of commencement of a new Fiscal Period.

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                             INVESTOR QUALIFICATIONS

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          Interests  are only being  offered  to  Investors  that are  qualified
Investors. Currently, qualified Investors include (i) natural persons and companies (other than investment companies) that represent that they have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000; (ii) persons who have at least $750,000 under the Adviser's or its affiliates' management, including any amount invested in the Fund; (iii) persons who are "Qualified Purchasers" as defined by the 1940 Act and the rules thereunder; and (iv) certain knowledgeable employees who participate in the Adviser's investment activities. In addition, Interests are offered only to Investors that are U.S. persons for Federal Income tax purposes, as defined below, and may not be purchased by charitable remainder trusts. You
must  complete  and  sign  an  investor   certification   that  you  meet  these
requirements before you may invest in the Fund. The form of this investor certification is contained in Appendix A of this prospectus. The Fund is not obligated to sell through brokers, dealers or other financial institutions any Interests that have not been placed with qualified Investors that meet all applicable requirements to invest in the Fund. The Fund reserves the right to reject any order for the purchase of an Interest and may, in its sole discretion, suspend the offering of Interests at any time.

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                     REPURCHASES OF INTERESTS AND TRANSFERS

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NO RIGHT OF REDEMPTION OR TRANSFERS

          No Investor or other person holding an Interest or a portion of an Interest acquired from an Investor has the right to require the Fund to redeem that Interest or any portion thereof. There is no public market for Interests, and none is expected to develop. With very limited exceptions, Interests are not transferable and liquidity is provided only through limited repurchase offers that are made from time to time by the Fund. Any transfer of an Interest in violation of the LLC Agreement will not be permitted and will be void. Consequently, Investors may not be able to liquidate their investment other than as a result of repurchases of Interests by the Fund, as described below. For information on the Fund's policies regarding transfers of Interest, see "Repurchases and Transfers of Interests - Transfers of Interests" in the SAI.

REPURCHASES OF INTERESTS

          The Fund  expects to make  offers,  from time to time,  to  repurchase outstanding Interests pursuant to written tenders by Investors. Repurchase offers are made at such times and on such terms as may be determined by the Board, in its sole discretion, and are generally offers to repurchase a specified dollar amount of outstanding Interests. In determining whether and when the Fund should repurchase Interests, the Board considers the recommendations of the Adviser. Depending on market conditions and other factors, the Adviser expects that it will recommend to the Board that the Fund offer to repurchase Interests from Investors twice each year, effective as of June 30 and December 31 of each year. The LLC Agreement provides that the Fund will be dissolved if the Interest of any Investor that has submitted a written request, in accordance with the terms of the LLC Agreement, for repurchase of its Interest, has not been repurchased by the Fund within a period of two years from the date of the request. See "Repurchases and Transfers of Interests--Repurchase Offers" in the SAI. The Board also considers the following factors, among others, in making its determination:

     o whether any Investors have requested the repurchase of Interests or portions thereof by the Fund;

     o    the liquidity of the Fund's assets;

     o    the investment plans and working capital requirements of the Fund;

     o    the relative economies of scale with respect to the size of the Fund;

     o    the history of the Fund in repurchasing Interests or portions thereof;

     o    the economic condition of the securities markets; and

     o the anticipated tax consequences to the Fund or its Investors of any proposed repurchases of Interests or portions thereof.

          The Board will determine that the Fund repurchase Interests or portions thereof from Investors pursuant to written tenders only on terms the Board determines to be fair to the Fund and Investors. When the Board determines that the Fund will make a repurchase offer, notice of that offer will be provided to each Investor describing the terms of the offer, and containing information that Investors should consider in deciding whether to tender Interests for repurchase. Investors who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the estimated price of their Interests from the Adviser during the period the offer remains open.

          When Interests are repurchased by the Fund, Investors will generally receive cash distributions equal to the value of the Interests (or portion of the Interest) repurchased. However, in the sole discretion of the Fund, the proceeds of repurchases of Interests may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that the Fund does not have sufficient cash to pay for Interests that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Investors not tendering Interests for repurchase. In the event that the Fund distributes securities in-kind, it is expected that all Investors whose Interests are being repurchased will receive the same proportion of their respective distributions on an in-kind basis. Securities paid to Investors in-kind may be subject to liquidity restrictions which may limit the ability of Investors to redeem such securities for cash.
(See "Risk Factors - Limited Liquidity.") Repurchases are effective after receipt and acceptance by the Fund of all eligible written tenders of Interests or portions thereof from Investors.

          An Investor that tenders all or part of its Interest may have a taxable event when the Interest is repurchased. Gain, if any, is recognized by a tendering Investor only as and after the total proceeds received by the Investor exceed the Investor's adjusted tax basis in the Interest. A loss, if any, is recognized only upon tendering its entire Interest and only after the Investor has received full payment under the promissory note that is given to the Investor prior to the Fund's payment of the repurchase amount. Special rules apply if the Fund distributes securities to the tendering Investor. The Incentive Allocation is made if an Investor's Interest (or a portion of an Interest) is repurchased by the Fund as of a date other than the end of the calendar year. (See "Capital Accounts - Allocation of Gains and Losses; Incentive Allocation.")

REPURCHASE PROCEDURES

          The amount that an Investor may expect to receive on the repurchase of the Investor's Interest (or portion thereof) is the value of the Investor's Capital Account (or portion thereof being repurchased) determined as of a specified valuation date (the "Valuation Date"), which is the same date as the expiration date of the tender offer or a day within 50 days thereafter, and is based on the net asset value of the Fund's assets as of the Valuation Date, after giving effect to all allocations to be made as of that date to the Investor's Capital Account, including any Incentive Allocation. Investors whose Interests are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase requests and the Valuation Date. Under these procedures, Investors will have to decide whether to request that the Fund repurchase their Interests, without knowing the value of their Interests on a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Investors must submit a request to have their Interests repurchased and the date they can expect to receive payment for their Interests from the Fund. Payment of the purchase price pursuant to a tender of Interests or portions thereof will consist of: (i) cash and/or securities (valued in accordance with the LLC Agreement and distributed to tendering Investors on a pari passu basis) in an aggregate amount equal to at least 95% of the estimated unaudited value of the Interests tendered, determined as of the Valuation Date (the "Initial Payment"); and (ii) a promissory note (the "Note") that is not expected to bear interest and is not transferable, entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the value of the Interests (or portion thereof) as of the Valuation Date, determined based on the audited financial statements of the Fund, over (b) the Initial Payment. The Initial Payment will be made as soon as possible after the Valuation Date in accordance with the terms of the written offer from the Fund to repurchase the Interests, and in any event, the Fund will endeavor to pay Investors not more than 60 days after the Valuation Date. The Initial Payment and other cash payments pursuant to a tender of Interests will be made by wire transfer directly to the account in which the tendering Investor held its Interest or such other account as the tendering Investor may designate in writing. Such payment will be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account. The amount of the Note is subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year). The Note will be delivered to the tendering Investor promptly after the expiration date and would be payable in cash promptly after completion of the annual audit of the Fund's financial statements.

          An Investor who tenders for repurchase only a portion of the Investor's Interest is required to maintain a Capital Account balance of at least $25,000, net of the amount of the Incentive Allocation, if any, that is debited from the Capital Account of the Investor as of the Valuation Date. If an Investor tenders a portion of an Interest and the repurchase of that portion (net of any Incentive Allocation) would cause the Investor's Capital Account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of the Interest to be purchased from the Investor so that the required minimum balance is maintained. If a repurchase offer is oversubscribed by Investors, the Fund will repurchase only a pro rata portion of the Interests tendered by each Investor. Repurchases of Interests by the Fund are subject to certain regulatory requirements imposed by the rules of the SEC.

MANDATORY REPURCHASE BY THE FUND

          The LLC Agreement provides that the Fund may redeem an Interest (or portion thereof) of an Investor or any person acquiring an Interest (or portion thereof) from or through an Investor under certain circumstances, including if:
(i) such an Interest or portion thereof has been transferred in violation of the restrictions on transfer, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetence of a Member; (ii) ownership of an Interest by an Investor or other person will cause the Fund or the Adviser to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction; (iii) continued ownership of the Interest may cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation under the Internal Revenue Code of 1986, as amended (the "Code"); (iv) any of the representations and warranties made by an Investor in connection with the acquisition of the Interest was not true when made or has ceased to be true; or (v) an Interest was purchased using funds reasonably believed by the Fund or the Adviser to be derived from, or intended for money laundering or any activity which facilitates money laundering or the funding of terrorist or criminal activities.

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                    CALCULATION OF NET ASSET VALUE; VALUATION

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          The net asset value of the Fund is  determined  by or at the direction of the Adviser as of the close of business at the end of any Fiscal Period in accordance with U.S. generally accepted accounting principles and the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board. The net asset value of the Fund equals the value of the assets of the Fund, less all of its liabilities, including accrued fees and expenses.

          The Valuation Committee values interests in Private Funds at fair value in accordance with written policies and procedures (the "Valuation Procedures") approved by the Board that seek to ensure that the Fund is able reliably to determine the value of its investments in Private Funds. The Fund's Board, including the Independent Managers, has been advised about its duties with respect to valuation as described in the Valuation Procedures. Fair value of interests of Private Funds ordinarily is the value determined by the Valuation Committee based upon the valuation reported by the Fund Manager in accordance with the policies established by the relevant Private Fund. As a general matter, the fair value of the Fund's interest in a Private Fund will represent the amount that the Fund could reasonably expect to receive from the Private Fund if the Fund's interests were redeemed at the time of the valuation, based upon information reasonably available at the time the valuation is made and that the Valuation Committee believes to be reliable. In the unlikely event that a Private Fund does not report a value to the Fund on a timely basis, the Fund will determine the fair value of the Private Fund based on the most recent value reported by the Private Fund, as well as any other relevant information available at the time the Fund values its portfolio. Prior to investing in any Private Fund, the Valuation Committee will conduct a due diligence review of the valuation methodology used by the Private Fund, which as a general matter will use market value when available, and otherwise use principles of fair value that the Valuation Committee reasonably believes to be consistent with those used by the Fund for valuing its own investments. Following the Valuation Procedures, in the absence of specific transaction activity in a particular Private Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount.

          Valuations provided to the Fund by a Fund Manager may be based upon estimated or unaudited reports, and may be subject to later adjustment or revision by the Fund Manager. Any such adjustment or revision will either increase or decrease the net asset value of the Fund at the time that the Fund is provided with information regarding the adjustment. The Fund does not expect to restate its previous net asset values to reflect an adjustment or revision by a Private Fund. Accordingly, an Investor may have its Interest (or portion thereof) repurchased at a price that is higher or lower than a subsequently adjusted amount. For example, any increases in the net asset value of the Fund resulting from a subsequent adjusted valuation is entirely for the benefit of the outstanding Interests of the Fund and to the detriment of Investors who had Interests of the Fund repurchased at a price lower than the adjusted amount. The same principles apply to the purchase of Interests, and new Investors may be affected in a similar way. Although the Valuation Committee reviews the valuations provided by Fund Managers, the Valuation Committee cannot confirm the accuracy of valuations provided by Fund Managers. For more information, please refer to "Valuation of Assets" in the SAI.

          Prospective Investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net assets if the judgments of the Adviser or Fund Managers regarding appropriate valuations should prove incorrect. Also, Fund Managers may only provide determinations of the net asset value of Underlying Funds on a weekly or monthly basis, in which event it may not be possible to determine the net asset value of the Fund more frequently. If Fund Manager valuations are consistently delayed, missing or inaccurate, the Adviser generally will consider whether the Underlying Fund continues to be an appropriate investment for the Fund. The Fund may be unable to sell interests in an Underlying Fund quickly, and could therefore be obligated to continue to hold the interests. In such a case, the Valuation Committee would continue to value the interests without the benefit of the Fund Manager valuations, and the Valuation Committee may determine to discount the value of the interests or value them at zero.

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                                CAPITAL ACCOUNTS

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GENERAL

          The Fund maintains a separate Capital Account for each Investor, which has an opening balance equal to the Investor's initial contribution to the capital of the Fund (i.e., the amount of the investment less any applicable sales load). Each Investor's Capital Account is increased by the amount of any additional contributions by the Investor to the capital of the Fund. Similarly, each Investor's Capital Account is reduced by the sum of the amount of any repurchase by the Fund of the Investor's Interest, or portion thereof, plus the amount of any distributions to the Investor which are not reinvested. Capital Accounts of Investors are adjusted as of the close of business on the last day of each Fiscal Period for the purpose of allocating the net profit or net loss of the Fund during such Fiscal Period.

          The Special Advisory Account is a capital account in the Fund that is maintained solely for the purpose of receiving the Incentive Allocation and no other allocations of profits, losses or other items are made to or from such account.

ALLOCATION OF NET PROFITS AND LOSSES; EXPENSE ALLOCATIONS

          As of the last day of each Fiscal Period, any net profit or net loss for the Fiscal Period and any expenses shall be allocated among and credited to or debited against the Capital Accounts of the Investors in accordance with their respective Capital Account balances for such Fiscal Period.

ALLOCATIONS OF NET PROFITS AND NET LOSSES; INCENTIVE ALLOCATION

          The net profit or net loss of the Fund (including realized and unrealized gains and losses) as of the end of each "Fiscal Period" will be allocated to each Investor in the proportion that its Capital Account as of the beginning of such Fiscal Period bore to the aggregate of the Capital Accounts of all Investors as of the beginning of that Fiscal Period. A Fiscal Period is a portion of a fiscal year that is used for the purpose of allocating net profits and net losses due to contributions to and withdrawals from Capital Accounts during a fiscal year (see "Fiscal Periods" below). Net profit and net loss of the Fund will be determined on the accrual basis of accounting using accounting principles generally accepted in the United States as a guideline (see "Calculation of Net Asset Value" below).

          Subject to the Loss Carryforward, for each fiscal year that an Investor has earned an annualized return on his Capital Account that is greater than the 6% Hurdle Rate, an amount equal to 10% of the excess of the net profits in excess of the Hurdle Rate allocated to the Investor's Capital Account will be deducted from the Investor's Capital Account and reallocated to a Capital Account for the benefit of the Adviser (see discussion of Special Advisory
Account in "Capital Accounts" below) at the end of such fiscal year. A significant portion of the Incentive Allocation otherwise allocable to the Adviser may be paid to placement agents retained by the Fund.

          Under a loss carryforward provision (described in detail in the LLC Agreement), no Incentive Allocation will be made with respect to a particular Investor for a fiscal year until any net loss previously allocated to the Capital Account of such Investor has been offset by subsequent net profits. If an Investor's Capital Account is reduced (as a result of a Fund repurchase of an Investor's Interest), the Investor's Loss Carryforward, if any, will be reduced on a pro rata basis.

          In the event the Fund is terminated other than at the end of a fiscal year, the Incentive Allocation is determined through such termination date. If an Investor's Capital Account is reduced (as a result of a Fund repurchase of all or a portion of an Investor's Interest) other than at the end of a fiscal year, the Incentive Allocation with respect to any such Investor is determined through such repurchase date.

TAX ALLOCATIONS

          Allocations for Federal income tax purposes are generally made among Investors so as to reflect equitably amounts credited or debited to each Investor's Capital Account for the current and prior taxable years. Under the LLC Agreement, the Adviser has the discretion to allocate specially an amount of the Fund's capital gains, including short-term capital gain, for Federal income tax purposes to the Special Advisory Account and to an Investor whose entire Interest is repurchased (a "Retiring Investor"), in either case to the extent that the Capital Account balance of the Retiring Investor (or in the Special Advisory Account) exceeds the Federal income tax basis in its respective Interests.

WITHHOLDING; ALLOCATION OF CERTAIN EXPENDITURES

          Withholding taxes or other tax obligations incurred by the Fund that are attributable to any Investor are debited against the Capital Account of that Investor as of the close of the Fiscal Period during which the Fund paid those obligations, and any amounts then or thereafter distributable to the Investor are reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Investor and any successor to the Investor's Interest is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess.

          Generally, any expenditures payable by the Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more, but fewer than all of the Investors, are charged to only those Investors on whose behalf the payments are made or whose particular circumstances gave rise to the payments. These charges are debited to the Capital Accounts of the applicable Investors as of the close of the Fiscal Period during which the items were incurred by the Fund.

RESERVES

          Appropriate reserves may be created, accrued and charged against net assets and proportionately against the Capital Accounts of the Investors for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) which the Fund may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, to the Capital Accounts of those Investors who are Investors at the time when the reserve is created, increased or decreased, as the case may be; provided, however, that if the reserve (or any increase or decrease therein) exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all those Investors, the amount of the reserve, increase, or decrease shall instead be charged or credited to those Investors who were Investors at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts at that time.

VOTING

          Each Investor has the right to cast a number of votes based on the value of the Investor's Capital Account relative to the value of the Capital Accounts of all Investors at any meeting of Investors called by the Board or Investors holding 25% or more of the total number of votes eligible to be cast by all Investors. Investors are entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including the election of the Board, the approval of the Advisory Agreement and the approval of the Fund's independent accountants, in each case to the extent that voting by shareholders is required by the 1940 Act. Except for the exercise of their voting rights, Investors are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

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                                      TAXES

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          The following is a summary of certain  aspects of the income  taxation of the Fund and its Investors that should be considered by a prospective Investor. The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues. This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Code, judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular Investor or to certain Investors subject to special treatment under the Federal income tax laws, such as insurance companies.

          EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.

          In  addition  to the  particular  matters  set forth in this  section, tax-exempt organizations should review carefully those sections of this prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Each prospective tax-exempt Investor is urged to consult its own counsel regarding the acquisition of Interests. For more information on matters relating to taxation, Investors should review the discussion under "Tax Aspects" in the SAI.

TAX TREATMENT OF FUND OPERATIONS

          Classification of the Fund. The Fund will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation. Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors.

          The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Counsel to the Fund has advised the Fund that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704, the text of the Section 7704 Regulations and certain representations of the Board, the Interests in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

          If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain repurchases of Interests, would be treated as dividend income when received by the Investors to the extent of the current or accumulated earnings and profits of the Fund; and Investors would not be entitled to report profits or losses realized by the Fund.

          As a partnership, the Fund is not itself subject to Federal income tax. The Fund files an annual partnership information return with the Service that reports the results of operations. Each Investor is required to report separately on its income tax return its distributive share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Investor is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund. Such taxable income and gain is required to be taken into account in the taxable year of the Investor in which the taxable year of the Fund ends. The Fund's taxable year ends on December 31.

          Allocation of Profits and Losses. Under the LLC Agreement, the Fund's net profit or net loss for each Fiscal Period is allocated among the Capital Accounts of Investors without regard to the amount of income or loss actually recognized by the Fund for Federal income tax purposes. The LLC Agreement provides that items of income, deduction, gain, loss or credit actually recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the Investors pursuant to the principles of Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund's net profits or net losses allocated to each Investor's capital account for the current and prior fiscal years.

          Under the LLC Agreement, the Board has the discretion to allocate specially an amount of the Fund's capital gain (including short-term capital gain) for Federal income tax purposes to the Adviser and to a Retiring Investor, in either case to the extent that the capital account of the Adviser or the Investor, as the case may be, exceeds its Federal income tax basis in its Interest. There can be no assurance that, if the Board makes such a special allocation, the Service will accept such allocation. If the Service successfully challenges such allocation, the Fund's gains allocable to the remaining Investors would be increased.

          Tax Elections; Returns; Tax Audits. The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section 754. Under the LLC Agreement, the Board, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the Service's consent. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board presently does not intend to make such election.

          The Board decides how to report the partnership items on the Fund's tax returns, and all Investors are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which the Fund's items have been reported. In the event the Service audits the income tax returns of the Fund, the tax treatment of the Fund's income and deductions generally is determined at the Fund level in a single proceeding rather than by individual audits of the Investors. An Investor chosen by the Board, designated as the "Tax Matters Partner," has considerable authority to make decisions affecting the tax treatment and procedural rights of all Investors. In addition, the Tax Matters Partner has the authority to bind certain Investors to settlement agreements and the right on behalf of all Investors to extend the statute of limitations relating to the Investors' tax liabilities with respect to Fund items.

TAX CONSEQUENCES TO A RETIRING INVESTOR

          An Investor receiving a cash liquidating distribution from the Fund in connection with a complete withdrawal from the Fund generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Investor and such Investor's adjusted tax basis in its Interest. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Investor's contributions to the Fund. However, a Retiring Investor will recognize ordinary income to the extent such Investor's allocable share of the Fund's "unrealized receivables" exceeds the Investor's basis in such unrealized receivables (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable, with respect to which a Retiring Investor would recognize ordinary income. An Investor receiving a cash non-liquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such Investor's adjusted tax basis in its Interest.

          As discussed above, the LLC Agreement provides that the Board may specially allocate items of Fund capital gain (including short-term capital gain) to the Adviser and to a Retiring Investor to the extent the Investor's Capital Account would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the Retiring Investor recognizing capital gain, which may include short-term gain, in the Investor's last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

          Distributions of Property. A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(C)(i) and the recipient is an "eligible partner" within the meaning of
Section 731(c)(3)(C)(iii). The Fund will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if an Investor is an "eligible partner," which term should include an Investor whose contributions to the Fund consisted solely of cash, the recharacterization rule described above would not apply.

FOREIGN TAXES

          It is possible that certain dividends and interest received by the Fund from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, some foreign countries impose capital gains taxes on certain securities transactions involving foreign issuers. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.

          The Investors will be informed by the Fund as to their proportionate share of the foreign taxes paid or incurred by the Fund, which they will be required to include in their income. The Investors generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. An Investor that is tax-exempt will not ordinarily benefit from such credit or deduction.

STATE AND LOCAL TAXATION

          In addition to the Federal income tax consequences described above, prospective Investors should consider potential state and local tax consequences of an investment in the Fund. State and local tax laws differ in the treatment of limited liability companies such as the Fund. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, the Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.


     State, Local and Other Taxes. In addition to federal income tax considerations, an investment in the Fund may be affected by potential state and local income tax consequences. In particular, an Investor may be required to report such Investor's distributive share of the income of the Fund to the state and municipality in which the income is deemed to have been earned or "sourced" and pay taxes on that income to those taxing jurisdictions as well as having to report and pay taxes on such income to the Investor's state of residence. Moreover, certain states, including North Carolina, require a partnership to withhold taxes on partnership income sourced in such jurisdiction that is allocable to certain nonresident partners and may limit the ability of partners to utilize their share of partnership losses to offset other income and gains that are taxable by such jurisdiction The extent to which, if any, that the Fund's income may be sourced to North Carolina or other states will depend on the particular investments made by the Fund and the Underlying Funds.

          In addition to income taxes, the Fund and the Investors may be subject to other state and local taxes. Such may include unincorporated business taxes, franchise taxes, gift, estate and inheritance taxes, and intangible property taxes.

          Prospective Investors should consult their tax advisors with respect to the possible effect of such state, local and other taxes on an investment in the Fund.

          North Carolina. Under North Carolina income tax regulations, holding an interest in an investment partnership that has a North Carolina commercial domicile does not cause a nonresident of North Carolina to become subject to North Carolina income taxes. An "investment partnership" is defined for this purpose as a "partnership that is not a dealer in securities, as defined in section 475(c)(1) of the Internal Revenue Code, and that derives income exclusively from buying, holding and selling securities for its own account." If the Fund is determined, directly or derivatively through its investment in the underlying Funds, to derive any income other than from buying, holding, and selling securities for its own account, some or all of its income may be deemed to be realized from North Carolina sources. Under such circumstances, the Fund may be required to withhold North Carolina income taxes from amounts that would otherwise be distributable to Investors who are not residents of North Carolina. The current maximum North Carolina income tax rates for corporations and individuals are 6.9% and 8.25%, respectively.


          Prospective Investors should consult their tax advisors with respect to the possible effect of such state, local and other taxes on an investment in the Fund.

--------------------------------------------------------------------------------

                            DISTRIBUTION ARRANGEMENTS

--------------------------------------------------------------------------------

GENERAL

          The Distributor acts as the distributor of Interests on a best-efforts basis, subject to various conditions, pursuant to the terms of a Distribution Agreement entered into with the Fund. The Distributor may also retain Selling Agents, which may be affiliates of the Adviser. Interests in the Fund are offered with a maximum sales load of 3.0%. The Selling Agents may be compensated from the sales load charged on purchases of Interests. In addition, the Adviser may make payments from its own resources to Selling Agents for selling Interests and/or providing services to their customers. The Fund is not obligated to sell through a Selling Agent any Interests that have not been placed with qualified Investors that meet all applicable requirements to invest in the Fund. The Distributor maintains its principal office at 101 South Tryon Street, Charlotte, NC 28255, and is an affiliate of the Adviser.

          Interests are currently offered and may be purchased on a monthly basis, or at such other times as may be determined by the Board.

          Neither the Distributor nor any other broker, dealer or other financial institution is obligated to buy from the Fund any of the Interests. There is no minimum aggregate amount of Interests required to be purchased in the initial offering. The Distributor does not intend to make a market in Interests. The Fund has agreed to indemnify the Distributor and its affiliates and certain other persons against certain liabilities under the 1933 Act.

INVESTOR SERVICING FEE

          The Fund may pay the Distributor and/or Selling Agents a monthly Investor Servicing Fee calculated at the annual rate of 0.25% of the net assets of the Fund as of the last day of each month to compensate securities dealers and other financial intermediaries for account maintenance services under the Investor Service Plan. Pursuant to the Investor Service Plan, intermediaries will handle Investor inquiries regarding investments in the Fund, capital account balances and report and tax information, assist in the maintenance of Fund records containing Investor information, and provide other such information and services as the Distributor or Adviser may reasonably request.

PURCHASE TERMS

          Interests are being offered only to qualified Investors that meet all requirements to invest in the Fund. The minimum initial investment in the Fund by an Investor is $50,000. Subsequent investments must be at least $10,000. These minimums may be modified by the Fund from time to time, and they may be waived by the Fund for employees of the Adviser and its affiliates.

          All Investor funds for closings of offerings, are deposited in the Subscription Account maintained by The Bank of New York, as Escrow Agent, at 101 Barclay Street, 21 W Floor, New York, NY 10286, for the benefit of the
Investors. Generally, potential Investors may also deposit monies in the Subscription Account by wire transfer pursuant to instructions provided to them by the Fund. Funds wired to the Subscription Account must be received no less than four (4) business days prior to the Closing Date, except as the Fund may determine in its sole discretion. Funds held in the Subscription Account may be invested in high quality, short-term investments. On the Closing Date, upon receipt of written instructions from an officer of the Fund, the Escrow Agent will wire principal balances on deposit in the Subscription Account to the Fund. All interest earned on the escrow funds deposited in the Subscription Account will be distributed to the Fund.

          Before an Investor may invest in the Fund, the Distributor or the Investor's sales representative will require a certification from the Investor that it is a qualified Investor and meets other requirements for investment, and that the Investor will not transfer its Interest except in the limited circumstances permitted under the LLC Agreement. The form of Investor Certification that each Investor is asked to sign is contained in Appendix A of this prospectus. An Investor's certification must be received by the Distributor, along with its payment as described above, otherwise an Investor's order will not be accepted. The Distributor retains the right, subject to the terms of the Distribution Agreement, to accept or reject any order for the purchase of shares in its discretion.

          The LLC Agreement is contained in Appendix B of this prospectus. Each new Investor agrees to be bound by all of its terms by executing the Investor Certification form.

SALES LOAD

          Investments in the Fund may be subject to a sales load of up to 3.0%, reduced according to the following schedule:

          SALES LOAD SCHEDULE:
          --------------------

          Amount of Investment        Load
          --------------------        ----
          Up to $100,000 ...........  3.0%
          $100,000 - $250,000 ......  2.5%
          $250,000 - $500,000 ......  2.0%
          Over $500,000 ............  0.0%

          SALES LOAD WAIVERS. The sales load may be waived by the Fund for certain types of Investors. The Distributor may, in its discretion, waive sales loads for purchases of Interests of the Fund by or on behalf of: (i) purchasers for whom the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial or similar capacity; (ii) employees and retired employees (including spouses, children and parents of employees and retired employees) of the Distributor, the Adviser or any of their affiliates; (iii) Managers and retired Managers of the Fund (including spouses and children of Managers and retired Managers) and any affiliates thereof; (iv) purchasers who use proceeds from a distribution from a Bank of America trust or other fiduciary account, as long as the proceeds are invested in the Fund within 90 days of the date of disbursement; (v) brokers, dealers and agents who have a sales agreement with the Distributor; (vi) investment advisers or financial planners that have entered into an agreement with the Distributor and that purchase Interests of the Fund for (1) their own accounts or (2) the accounts of eligible clients and that charge a fee for their services; (vii) clients of such investment advisers or financial planners described in (v) above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor; and (viii) orders placed on behalf of other investment companies that the Distributor, Adviser or an affiliated company distributes. To receive a sales load waiver in accordance with any of the above provisions, Investors must, at the time of purchase, give the Selling Agent and the Fund sufficient information to permit confirmation of the qualification. Notwithstanding any waiver, Investors remain subject to the eligibility requirements set forth in this Prospectus.

          RIGHTS OF ACCUMULATION. The sales load may also be lowered through the combination of sales an Investor is planning to make. By signing a letter of intent, an Investor can combine the value of Interests already owned with the value of Interests an Investor plans to purchase over a 13-month period to calculate the sales load.

     o The Investor can choose to start the 13-month period up to 90 days before signing the letter of intent.

     o Each purchase will receive the sales load that applies to the total amount the Investor plans to invest.

     o If the Investor does not invest as much as planned within the period, the Investor must pay the difference between the loads already paid and the loads that actually apply to the Interests the Investor has purchased.

     o The first investment must be at least 5% of the minimum amount for the sales load level that applies to the total amount the Investor plans to invest.

          Any increases in the amount of sales load charged to an Investor for failure to meet the target investment will be debited directly from the Investor's Capital Account. If the investment an Investor has made later qualifies for a reduced sales load through the 90-day backdating provisions, an adjustment will be made for the lower load when the letter of intent expires. Any adjustment to the sales load will be credited to an Investor's Capital Account at the reduced sales load.

--------------------------------------------------------------------------------

                          TABLE OF CONTENTS OF THE SAI

--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

INVESTMENT POLICIES AND PRACTICES ..........................................
  Fundamental Policies .....................................................
  Certain Investment Strategies and Other Operating Policies ...............

REPURCHASES AND TRANSFERS OF INTERESTS .....................................
  Repurchase Offers ........................................................
  Mandatory Repurchases ....................................................
  Transfers of Interests ...................................................

MANAGEMENT OF THE FUND .....................................................
  Board of Managers and Officers ...........................................
  Committees of the Board ..................................................
  Manager Ownership of Securities ..........................................
  Manager Compensation .....................................................

INVESTMENT ADVISORY SERVICES ...............................................

CODE OF ETHICS AND PROXY VOTING POLICY .....................................

TAX ASPECTS ................................................................
  Tax Treatment of Fund Investments ........................................
  Information Reporting and Related Matter .................................
  Unrelated Business Taxable Income ........................................
  Certain Issues Pertaining to Specific Exempt Organizations ...............
  State and Local Taxation .................................................

ERISA CONSIDERATIONS .......................................................

BROKERAGE ..................................................................

VALUATION OF ASSETS ........................................................

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
   AND LEGAL COUNSEL .......................................................

CUSTODIAN ..................................................................

CONTROL PERSONS ............................................................

SUMMARY OF LLC AGREEMENT ...................................................
   Liability of Investors ..................................................
   Duty of Care ............................................................
   Power of Attorney .......................................................
   Term, Dissolution and Liquidation .......................................
   Voting ..................................................................
   Reports to Investors ....................................................
   Fiscal Year .............................................................

FUND ADVERTISING AND SALES MATERIAL ........................................

FINANCIAL STATEMENTS .......................................................

                                   APPENDIX A

                             INVESTOR CERTIFICATION

     I hereby certify that I am: (A) a natural person, who either individually or together with my spouse has a net worth in excess of $1.5 million (the "Net Worth Requirement"); (B) an irrevocable trust that meets the Net Worth Requirement; (C) a revocable trust and each grantor of the trust meets the Net Worth Requirement; (D) an employee benefit plan (a "Plan") that meets the Net
Worth Requirement; (E) a participant-directed Plan and the person making the investment meets the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not (i) a registered investment company, (ii) an entity which is excluded from the definition of Investment Company under Section 3(a) of the Investment Company Act of 1940 based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity referred to in clause F(i), (ii) or (iii) above, not formed for the specific purpose of investing in the Fund and each equity owner meets the Net Worth Requirement. I am not a charitable remainder trust.

     As used herein, "net worth" means the excess of total assets at fair market value, including home, less total liabilities. For the purpose of determining "net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property (e.g., mortgage loans, equity lines, etc.), or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

     I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have reviewed the prospectus of the Fund and I understand the terms of the offering, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

     I am aware of the Fund's incentive allocation and limited provisions for transferability and withdrawal and have carefully read and understand the "Incentive Allocation" and "Repurchases of Interests and Transfers" provisions in the prospectus.

     If I am an authorized fiduciary executing this Investor Certificate on behalf of a Plan (the "Fiduciary"), I represent and warrant that: (i) I am aware of and understand the Fund's investment objectives policies and strategies and the risks associated with an investment in the Fund; (ii) I have made the decision to invest plan assets in the Fund with appropriate consideration of relevant investment factors with regard to the Plan and such decision is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under the Employee Retirement Income Security Act of 1974, as amended, (iii) I am independent of the Adviser, the Managers and their affiliates ("Affiliated Persons"), have not relied on any individualized advice or recommendation of the Affiliated Persons as the primary basis for the decision to invest in the Fund and have made such decision based on my own judgment and the advice of advisers independent of the Affiliated Persons; and (iv) an investment in the Fund is permissible under the documents governing the Plan and the Fiduciary and the documents governing the Plan and the Fiduciary authorize me to direct an investment in the Fund for the Plan.

     I understand the Bank of America, N.A. and/or certain of its affiliates provide services to the Fund for which they are compensated. I further understand that brokers, dealers and other financial institutions involved in the distribution of interests in the Fund and the Underlying Funds, including Bank of America, N.A. and its affiliates, may receive compensation from the Fund's investment adviser in connection with the sale and servicing of interests in the Fund, and that any sales representative may share in this compensation.

     I understand that the Fund and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Banc of America Capital Management, LLC and its affiliates and hold harmless from any liability that you may incur as a result of this certification being untrue in any respect.

     By signing below, I hereby execute, as an Investor, and agree to be bound by the terms of the Fund's amended and restated Limited Liability Company Agreement, dated March 24, 2003 (the "Agreement"), including its Power of Attorney provisions, a form of which is set forth in Appendix B to the prospectus. I have read the Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.

                Certification of Non-Foreign Status and Form W-9

     I certify that I am a U.S. person and that I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear below, are true and correct. I further certify that I am NOT subject to backup withholding because either (1) I am exempt from backup withholding, (2) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (3) the IRS has notified me that I am no longer subject to backup withholding.* I make these certifications under penalty of perjury and understand that they may be disclosed to the IRS by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

-------------------------------------    ---------------------------------------
Signature                                Date

-------------------------------------
Name of Investor

-------------------------------------
Social Security No./ Tax I.D. No.

* The investor must cross out the preceding sentence if it has been notified by the IRS that it is currently subject to backup withholding because it has failed to report all interest and dividends on its tax return.

                                   APPENDIX B

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                       LIMITED LIABILITY COMPANY AGREEMENT

                   (Amended and Restated as of March 24, 2003)

          THIS LIMITED LIABILITY COMPANY AGREEMENT of BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") is dated as of March 24, 2003 by and among Thomas W. Brock, Alan Brott, Andrew M. Paul, Thomas G. Yellin and Robert Gordon as the Managers, Banc of America Capital Management, LLC as the Adviser and Special Advisory Member, and those persons hereinafter admitted as Members.

          WHEREAS, the Fund has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to the Certificate of Formation (the "Certificate") dated and filed with the Secretary of State of Delaware on October 3, 2002;

          NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                                   DEFINITIONS

          For purposes of this Agreement:

Administrator                    The person who provides administrative services
                                 to the Fund pursuant to an administrative services agreement.

Adviser Banc of America Capital Management, LLC, a limited liability company organized under Delaware law, or any person who may hereinafter serve as the investment adviser to the Fund pursuant to an Investment Advisory Agreement.

Advisers Act                     The  Investment  Advisers  Act of 1940  and the
                                 rules, regulations and orders thereunder, as amended from time to time, or any successor law.

Affiliate                        An  affiliated  person of a person as such term
                                 is defined in the 1940 Act.

Agreement                        This Limited  Liability Company  Agreement,  as
                                 amended from time to time.

Board of Managers                The Board of Managers  established  pursuant to
                                 Section 1.6.

Capital Account                  With  respect  to  each  Member,   the  capital
                                 account established and maintained on behalf of each Member pursuant to Section 4.3.

Capital Percentage               A percentage established for each member on the
                                 Fund's  books  as of  each  Expense  Allocation
                                 Date. The Capital  Percentage of a Member on an
                                 Expense Allocation Date shall be determined by dividing the amount of capital contributed to the Fund by the Member pursuant to Section 4.1 hereof by the sum of the capital contributed to the Fund by each Member pursuant to Section 4.1 hereof on or prior to such Expense Allocation
                                 Date. The sum of the Capital Percentages of all members on each Expense Allocation Date shall equal 100%.

Certificate                      The  Certificate  of  Formation of the Fund and
                                 any amendments thereto as filed with the office of the Secretary of State of the State of Delaware.

Closing Date                     The first date on or as of which a person other
                                 than an Organizational Member is admitted to the Fund as a Member.

Code The United States Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time, or any successor law.

Delaware Act                     The Delaware Limited  Liability  Company Act as
                                 in effect on the date hereof and as amended from time to time, or any successor law.

Distributor                      BACAP Distributors,  LLC, or any person who may
                                 hereafter serve as the distributor of Interests pursuant to a general distributor's agreement with the Fund.

Expense Allocation Date          The Closing Date, and thereafter each day on or
                                 before one year following the Closing Date as of which a contribution to the capital of the Fund is made pursuant to Section 4.1 hereof.

Fiscal Period                    A Fiscal  Period will commence on the first day
                                 of each Fiscal Year, on each date of any capital contribution to the Fund and on each date next following the date of any withdrawal of capital (i.e., repurchase of Interests by the Fund from such Member pursuant to Section
                                 3.6), and the prior Fiscal Period will end on the date immediately preceding such date of commencement of a new Fiscal Period.

Fiscal Year                      The period  commencing  on the Closing Date and
                                 ending on March 31, 2003, and thereafter each period commencing on April 1 of each year and ending on March 31 of each year (or on the date of a final distribution pursuant to Section 5.2 hereof), unless and until the Board of Managers shall elect another fiscal year for the Fund.

Form N-2                         The Fund's  Registration  Statement on Form N-2
                                 filed   with  the   Securities   and   Exchange
                                 Commission, as amended from time to time.

Fund The limited liability company governed hereby, as such limited liability company may from time to time be constituted.

Fund Managers                    Portfolio  managers for the Underlying Funds in
                                 which the Fund invests.

Hurdle Rate                      Defined in Section 4.7 (b).

Incentive Allocation             Defined in Section 4.7(a).

Independent Managers             Those Managers who are not "interested persons"
                                 of the Fund as such term is defined by the 1940
                                 Act.

Initial Manager                  Robert H.  Gordon,  the person who directed the
                                 formation of the Fund and served as the sole initial Manager.

Interest The entire ownership interest in the Fund at any particular time of a Member or the Special Advisory Member, or other person to whom an Interest of a Member or portion thereof has been transferred pursuant to Section 3.4 hereof, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act.

Investment Advisory Agreement    A separate  written  agreement  entered into by
                                 the Fund pursuant to which the Adviser provides investment advisory services to the Fund.

Loss Carryforward                Defined in Section 4.7(c).

Manager An individual designated as a manager of the Fund pursuant to the provisions of Section 1.6 of the Agreement and who serves on the Board of Managers of the Fund.

Member Any person who shall have been admitted to the Fund as a member (including any Manager in such person's capacity as a member of the Fund but excluding any Manager in such person's capacity as a Manager of the Fund) until the Fund repurchases the entire Interest of such person pursuant to Section 3.6 hereof or a substituted member or members are admitted with respect to any such person's entire Interest as a member pursuant to Section 3.4 hereof; such term includes the Adviser to the extent the Adviser makes a capital contribution to the Fund and shall have been admitted to the Fund as a member, but shall not include the Special Advisory Member in its capacity as such.

Net Assets                       The total value of all assets of the Fund, less
                                 an   amount   equal  to  all   accrued   debts,
                                 liabilities   and   obligations  of  the  Fund,
                                 calculated   before   giving   effect   to  any
                                 repurchases of Interests.

Net Profit or Net Loss           The  amount by which  the Net  Assets as of the
                                 close of  business  on the last day of a Fiscal
                                 Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net
                                 Assets  as of  the  commencement  of  the  same
                                 Fiscal  Period (or, with respect to the initial
                                 Fiscal Period of the Fund, as of the close of business on the Closing Date).

1940 Act The Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

Organizational Expenses          The expenses incurred by the Fund in connection
                                 with its formation, its initial registration as an investment company under the 1940 Act, and the initial offering of Interests.

Organizational Member            BACAP Distributors, LLC, which shall contribute
                                 initial capital to the Fund prior to the Closing Date.

Securities                       Securities   (including,   without  limitation,
                                 equities, debt obligations,  options, and other
                                 "securities" as that term is defined in Section
                                 2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation or currency, or commodity, all types of derivative instruments and financial instruments and any contracts based on any index or group of securities, debt obligations or currencies, or commodities, and any options thereon.

Special Advisory Account         A capital account established and maintained on
                                 behalf of the Special Advisory Member pursuant to Section 4.3 hereof solely for the purpose of receiving the Incentive Allocation.

Special Advisory Member          The Adviser in its  capacity as the  investment
                                 adviser to the Fund.

Transfer The assignment, transfer, sale, encumbrance, pledge or other disposition of all or any portion of an Interest, including any right to receive any allocations and distributions attributable to an Interest.

Underlying Funds                 Investment  funds  into  which  the  Fund  will
                                 allocate its assets for investment.

Valuation Date                   The  date  as  of  which  the  Fund  values  an
                                 Interest for purposes of determining the price at which the Interest is to be purchased by the Fund pursuant to an offer made by the Fund pursuant to Section 3.6 hereof.

                                   ARTICLE I

              ORGANIZATION; BOARD OF MANAGERS; ADMISSION OF MEMBERS

          1.1 Formation of Limited Liability Company

          The Fund has been formed as a limited liability company at the direction of the Initial Manager who authorized the filing of the Certificate and initial amendments, which actions are hereby ratified by the execution of this Agreement. The Board of Managers shall execute and file in accordance with the Delaware Act any future amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund.

          1.2 Name

          The name of the Fund shall be "BACAP Alternative Multi-Strategy Fund, LLC" or such other name as the Board of Managers may hereafter adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

          1.3 Principal and Registered Office

          The Fund shall have its principal office at 101 S. Tryon Street, Charlotte, NC 28255, or at such other place designated from time to time by the Board of Managers.

          The Fund shall have its registered office in Delaware at 1209 Orange Street, Wilmington, DE 19801 and shall have The Corporation Trust Company as its registered agent for service of process in Delaware, unless a different registered office or agent is designated from time to time by the Board of Managers.

          1.4 Duration

          The term of the Fund commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until the Fund is dissolved pursuant to Section 5.1 hereof.

          1.5 Business of the Fund

          (a) The business of the Fund is to purchase, sell (including short sales), invest and trade in Securities, on margin or otherwise, both directly and through the purchase of limited partnerships, limited liability companies and other interests in any Underlying Funds, to engage in any financial or derivative transactions relating thereto or otherwise and to exercise such rights and powers as permitted by limited liability companies under the Delaware Act. The officers of the Fund may execute, deliver and perform all contracts, agreements, subscription documents and other undertakings and engage in all activities and transactions as may in the opinion of the Board of Managers be necessary or advisable to carry out its objective or business.

          (b) The Fund shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions as may be adopted by the Board of Managers and in accordance with the 1940 Act.

          1.6 Board of Managers

          (a) Prior to the Closing Date, the Initial Manager may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as Managers on the Board of Managers, subject to the election of such persons prior to the Closing Date by the Organizational Member. By signing this Agreement or signing an investor application or certification in connection with the purchase of an Interest, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the Managers so designated. After the Closing Date, the Board of Managers may, subject to the provisions of paragraphs (a) and (b) of this Section 1.6 with respect to the number of and vacancies in the position of Manager and the provisions of Section 2.4 hereof with respect to the election of Managers to the Board of Managers by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Manager. The names and mailing addresses of the Managers shall be set forth in the books and records of the Fund. The number of Managers shall be fixed from time to time by the Board of Managers.

          (b) Each Manager shall serve on the Board of Managers for the duration of the term of the Fund, unless his or her status as a Manager shall be sooner terminated pursuant to Section 3.2 hereof. In the event of any vacancy in the position of manager, the remaining Managers may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds (2/3) of the Managers then serving would have been elected by the Members. The Board of Managers may call a meeting of Members to fill any vacancy in the position of Manager, and shall do so within 60 days after any date on which Managers who were elected by the Members cease to constitute a majority of the Managers then serving on the Board of Managers.

          (c) In the event that no Manager remains to continue the business of the Fund, the Adviser shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Manager ceased to act in that capacity, for the purpose of determining whether to continue the business of the Fund and, if the business shall be continued, of electing the required number of Managers to the Board of Managers. If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of Managers is not elected within 60 days after the date on which the last Manager ceased to act in that capacity, then the Fund shall be dissolved pursuant to
Section 5.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to Section 5.2 hereof.

          1.7 Members

          The Fund may offer Interests for purchase by investors in such manner and at such times as may be determined by the Board of Managers. All subscriptions  for  Interests  are  subject  to the  receipt  by the Fund or its custodian of cleared funds on or before the acceptance date for such subscriptions in the full amount of the subscription. Subject to the foregoing, a person may be admitted to the Fund as a Member subject to the condition that such person shall execute an appropriate signature page of this Agreement or an investor application or certification form pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board of Managers may in its sole discretion reject any subscription for an Interest. The Board of Managers may, in its sole discretion, suspend the offering of the Interests at any time. The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and the contribution to the capital of the Fund of such additional Member.

          1.8 Special Advisory Member

          Upon signing this Agreement, the Adviser shall be admitted to the Fund as the Special Advisory Member, subject to approval in accordance with the requirements of the 1940 Act. The interest in the Fund of the Special Advisory Member shall be non-voting and shall have no participation in the net profit or net loss of the Fund other than as a result of the Incentive Allocation. If at any time the Investment Advisory Agreement between the Fund and the person then serving as Adviser terminates, the Board of Managers shall admit as a substitute Special Advisory Member, upon its signing this Agreement, such person as may be retained by the Fund to provide investment advisory services pursuant to an Investment Advisory Agreement, subject to the due approval of such Investment Advisory Agreement with such person in accordance with the requirements of the 1940 Act. The Special Advisory Member may, but shall not be required to make any contribution of capital to the Fund.

          1.9 Organizational Member

          The initial contribution of capital to the Fund by the Organizational Member shall be represented by an Interest, which Interest shall have the same rights as other Interests held by Members.

          1.10 Both Managers and Members

          A Member may at the same time be a Manager and a Member, or a Special Advisory Member and a Member, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

          1.11 Limited Liability

          Except as provided under applicable law, a Member and the Special Advisory Member shall not be liable for the Fund's debts, obligations and liabilities in any amount in excess of the Capital Account balance of such Member, plus such Member's share of undistributed profits and assets. Except as provided under applicable law, a Manager shall not be liable for the Fund's debts, obligations and liabilities.

                                   ARTICLE II

                                   MANAGEMENT

          2.1 Management and Control

          (a) Management and control of the business of the Fund shall be vested in the Board of Managers, which shall have the right, power and authority, on behalf of the Fund and in its name, to exercise all rights, powers and authority of Managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Fund and their duties hereunder. No Manager shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Manager's authority as delegated by the Board of Managers. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Manager shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation and (ii) each Independent Manager shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director who is not an "interested person" of such company, as such term is defined by the 1940 Act, of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation. During any period in which the Fund shall have no Managers, the Adviser shall continue to serve as the Adviser to the Fund and shall have the authority to manage the business and affairs of the Fund, but only until such time as one or more Managers is elected by the Members or the Fund is dissolved in accordance with Section 5.1 hereof.

          (b) Members  shall have no right to  participate  in and shall take no part in the management or control of the Fund's business and shall have no right, power or authority to act for or bind the Fund. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

          (c) The Initial Manager or the Board of Managers (as applicable) may delegate to any other person any rights, power and authority vested by this Agreement in the Board of Managers to the extent permissible under applicable law, and may appoint persons to serve as officers of the Fund, with such titles and authority as may be determined by the Board of Managers consistent with applicable law.

          2.2 Actions by the Board of Managers

          (a) Unless provided otherwise in this Agreement, the Board of Managers shall act only: (i) by the affirmative vote of a majority of the Managers (including the vote of a majority of the Independent Managers if required by the 1940 Act) present at a meeting duly called at which a quorum of the Managers shall be present (in person or, if in-person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Managers without a meeting, if permissible under the 1940 Act.

          (b) The Board of Managers may designate from time to time a Principal Manager who shall preside at all meetings of the Board of Managers. Meetings of the Board of Managers may be called by the Principal Manager or by any two Managers, and may be held on such date and at such time and place as the Board of Managers shall determine. Each Manager shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Manager who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Managers may attend and participate in any meeting by telephone except where in-person attendance at a meeting is required by the 1940 Act. A majority of the Managers shall constitute a quorum at any meeting.

          2.3 Officers

          (a) The executive Officers of the Fund shall be a President, a Treasurer and a Secretary. If the Board of Managers has designated a Principal Manager pursuant to Section 2.2(b) hereof, then the Principal Manager shall also be an executive Officer. The Board of Managers may elect one or more Vice-Presidents, and each such Vice-President shall be an executive Officer. The President shall be the chief executive officer of the Fund. The Principal Manager, if there be one, shall be elected from among the persons serving as Managers, but no other Officer need be a Manager. The Board of Managers may also elect, or may delegate to the President authority to appoint, remove, or fix the duties, compensation or terms of office of, one or more other officers as the Board of Managers shall at any time and from time to time deem to be advisable. Any two or more positions of Officer, except those of President and Vice-President, may be held by the same person. A person holding more than one office may not act in more than one capacity to execute, acknowledge or verify on behalf of the Fund an instrument required by law to be executed, acknowledged and verified by more than one Officer.

          (b) The Officers shall be elected annually at a meeting of the Board of Managers. Each Officer shall hold office until his successor is elected or appointed or until his earlier displacement from office by resignation, removal or otherwise; provided, that if the term of office of any Officer shall have been fixed by the Board of Managers, or by the President acting under authority delegated by the Board of Managers, such Officer shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him. Any Officer may resign at any time by written notice to the Fund. Any Officer may be removed at any time by the Board of Managers or by the President acting under authority delegated by the Board of Managers if in its or his judgment the best interest of the Fund would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer shall not of itself create contract rights between the Fund and such Officer.

          (c) If the office of any Officer becomes vacant for any reason, the vacancy may be filled by the Board of Managers or by the President acting under authority delegated by the Board of Managers. Each Officer elected or appointed to fill a vacancy shall hold office for the balance of the term for which his predecessor was elected or appointed.

          All Officers as between themselves and the Fund shall have such powers, perform such duties and be subject to such restrictions, if any, in the management of the Fund as may be provided in this Agreement or, to the extent not so provided, as may be prescribed by the Board of Managers or by the President acting under authority delegated by the Board of Managers.

          2.4 Meetings of Members

          (a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board of Managers or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board of Managers shall determine. The Board of Managers shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Managers and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

          (b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to the pro rata share of such Member's Capital Account with respect to all the Capital Accounts in the Fund as of the record date for such meeting. The Board of Managers shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

          (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Fund before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

          2.5 Custody of Assets of the Fund

          The physical possession of all funds, Securities or other properties of the Fund shall at all times be held, controlled and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940 Act and the rules thereunder.

          2.6 Other Activities of Members and Managers

          (a) The Managers shall not be required to devote all of their time to the affairs of the Fund, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

          (b) Any Member or Manager, and any Affiliate of any Member or Manager, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member or Manager shall have any rights in or to such activities of any other Member or Manager, or any profits derived therefrom.

          2.7 Duty of Care

          (a) No Manager, Adviser, Fund Manager or their Affiliates shall be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of their services under this Agreement, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of such Manager, Adviser, Fund Manager or their Affiliates, constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the performance of their services to the Fund.

          (b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for an Interest shall be liable to the Fund, any Member or third parties only as provided under the Delaware Act.

          2.8 Indemnification

          (a) To the fullest extent permitted by law, the Fund shall, subject to
Section 2.8(b) hereof, indemnify each Manager (including for this purpose his or her respective executors, heirs, assigns, successors or other legal representatives), against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager of the Fund or the past or present performance of services to the Fund by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 2.8 shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 2.8 to the fullest extent permitted by law.

          (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 2.8(a) hereof; provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Managers (excluding any Manager who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

          (c) As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 2.8(a) hereof if (i) approved as in the best interests of the Fund by a majority of the Managers (excluding any manager who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Board of Managers secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Fund or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

          (d) Any indemnification or advancement of expenses made pursuant to this Section 2.8 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Manager (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 2.8 it shall be a defense that, and (ii) in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 2.8, the Fund shall be entitled to recover such expenses upon a final adjudication that the Manager or other person claiming a right to indemnification under this Section 2.8 has not met the applicable standard of conduct set forth in this Section 2.8. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 2.8, the burden of proving that the Manager or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 2.8 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

          (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 2.8 or to which such indemnitee may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

          (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 2.8 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Manager or other person.

          2.9 Fees, Expenses and Reimbursement

          (a) The Adviser shall be entitled to receive such fees for services provided to the Fund as may be agreed to by the Adviser and the Fund pursuant to the Investment Advisory Agreement or other applicable agreement relating to such services.

          (b) The Board of Managers may cause the Fund to compensate each Manager who is not an officer or employee of the Adviser for his or her services as such, and such Manager shall be reimbursed by the Fund for reasonable travel and out-of-pocket expenses incurred by him in performing his duties under this Agreement.

          (c) The Fund shall bear all costs and expenses incurred in its business and operations, other than those specifically required to be borne by the Adviser pursuant to the Investment Advisory Agreement. Costs and expenses to be borne by the Fund include, but are not limited to, the following:

               (1) all costs and expenses directly related to investment transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research expenses and professional fees (including, without limitation, expenses of consultants and experts relating to investments), reasonable out of pocket expenses incurred in monitoring and evaluating Underlying Funds and Fund Managers (e.g., security background inquiries regarding existing and prospective Fund Managers), interest and commitment fees on loans and debit balances, borrowing charges on Securities sold short, dividends on Securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in investment funds;

               (2) all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with applicable Federal and state laws;

               (3) the costs and expenses of holding meetings of the Board of Managers and any meetings of Members, including costs associated with the preparation and dissemination of proxy materials;

               (4) the fees and disbursements of Fund legal counsel, legal counsel to the Independent Managers, independent accountants for the Fund and other consultants and professionals engaged on behalf of the Fund;

               (5) the management fee payable to the Adviser pursuant to the Investment Advisory Agreement;

               (6) the fees payable to custodians, fund accountant, transfer agent and other persons providing administrative services to the Fund;

               (7) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board of Managers;

               (8) all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members; and

               (9) such other types of expenses as may be approved from time to time by the Board of Managers.

          The Adviser shall be entitled to reimbursement from the Fund for any of the above costs and expenses that it pays on behalf of the Fund.

          (d) Subject to procuring any required regulatory approvals, from time to time the Fund may, alone or in conjunction with other registered or unregistered investment funds or other accounts for which the Adviser, or any Affiliate of the Adviser, acts as general partner, manager or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board of Managers shall determine.

                                  ARTICLE III

                 TERMINATION OF STATUS OF ADVISER AND MANAGERS,
                            TRANSFERS AND REPURCHASES

          3.1 Termination of Status of the Adviser

          The status of the Adviser as the Special Advisory Member shall terminate if the Investment Advisory Agreement with the Adviser terminates and the Fund does not enter into a new Investment Advisory Agreement with the Adviser, effective as of the date of such termination.

          3.2 Termination of Status of a Manager

          The status of a Manager shall  terminate if the Manager (i) shall die;
(ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Manager (upon not less than 90 days' prior written notice to the other
Managers); (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Manager; or (viii) shall otherwise cease to be a Manager of the Fund under the Delaware Act.

          3.3 Removal of the Managers

          Any Manager may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Managers not subject to the removal vote or
(b) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

          3.4 Transfer of Interests of Members

          (a) An Interest of a Member may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or incompetency of such Member or (ii) with the written consent of the Fund (which may be withheld in its sole discretion); provided, however, that the Fund may not consent to any Transfer other than a Transfer (i) in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain Transfers to affiliates, gifts and contributions to family partnerships), (ii) to members of the member's immediate family (parents, brothers, sisters, spouse and children), (iii) as a distribution from a qualified retirement plan or an individual retirement account, or (iv) a Transfer to which the Fund may consent pursuant to the following sentence. The Fund may consent to other Transfers under such other circumstances and conditions as it, in its sole discretion, deems appropriate. In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Fund, which may be withheld in its sole discretion. Any Transfer not made in accordance with this Section 3.4 shall be void.

          (b) The Fund may not consent to a Transfer of an Interest or a portion thereof of a Member unless: (i) the person to whom the Interest is transferred (or each of the person's beneficial owners if such a person is a "private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Fund believes meets the requirements of paragraph (d)(1) of Rule 205-3 under the Advisers Act or any successor rule thereto; and (ii) the entire Interest of the Member is transferred to a single transferee or, after the Transfer of a portion of an Interest, the balance of the Capital Account of each of the transferee and transferor is not less than $10,000. Any transferee that acquires an Interest by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetence of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Interest so acquired and to transfer such Interest in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers an Interest with the approval of the Fund, the Fund shall promptly take all necessary actions so that the transferee to which such Interest is transferred is admitted to the Fund as a Member. Each Member effecting a Transfer and its transferee agree to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such Transfer.

          (c) Each Member shall indemnify and hold harmless the Fund, the Managers, the Adviser, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 3.4 and (ii) any misrepresentation by such Member in connection with any such Transfer.

          3.5 Transfer of Interests of Special Advisory Member

          The  Adviser may not  transfer  its  Interest as the Special  Advisory
Member, except to an Affiliate of the Adviser. Any such Transfer shall be subject to approval by the Board of Managers.

          3.6 Repurchase of Interests

          (a) Except as otherwise provided in this Agreement, no member or other person holding an Interest or portion thereof shall have the right to withdraw or tender to the Fund for repurchase that Interest or portion thereof. The Board of Managers from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the Fund to repurchase Interests or portions thereof pursuant to written tenders. However, the Fund shall not offer to repurchase Interests on more than two occasions during any one Fiscal Year unless it has received an opinion of Fund legal counsel to the effect that such more frequent offers would not cause any adverse tax consequences to the Fund or the Members. In determining whether to cause the Fund to repurchase Interests or portions thereof pursuant to written tenders, the Board of Managers shall consider the recommendation of the Adviser, and shall also consider the following factors, among others:

               (1) whether any Members have requested to tender Interests or portions thereof to the Fund;

               (2)  the liquidity of the Fund's assets;

               (3) the investment plans and working capital requirements of the Fund;

               (4) the relative economies of scale with respect to the size of the Fund;

               (5) the history of the Fund in repurchasing Interests or portions thereof;

               (6)  the economic condition of the securities markets; and

               (7)  the anticipated tax  consequences to the Fund or its Members
                    of  any  proposed   repurchases  of  Interests  or  portions
                    thereof.

          The Board of Managers shall cause the Fund to repurchase Interests or portions thereof pursuant to written tenders only on terms determined by the Board of Managers to be fair to the Fund and to all Members (including persons holding Interests acquired from Members), as applicable.

          (b) A Member who tenders for repurchase only a portion of the Member's Interest will be required to maintain a Capital Account balance equal to the greater of (i) $25,000 net of the amount of the Incentive Allocation, if any, that is to be debited from the Capital Account of the Member as of the Valuation Date or that would be debited if such date were a day on which the Incentive Allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Member tenders a portion of an Interest that would cause the Member's Capital Account balance to fall below this required minimum the Fund reserves the right to reduce the portion of the Interest to be purchased from the Member so that the required minimum balance is maintained. If a repurchase offer is oversubscribed by Members, the Fund shall repurchase only a pro rata portion of the Interests tendered by each Member.

          (c) The Adviser may tender any Interest or a portion thereof that it holds as a Member under Section 3.6(a) hereof.

          (d) The Adviser may withdraw any Incentive Allocation credited to the Special Advisory Account at any time following the date on which the Incentive Allocation is made.

          (e) The Board of Managers may cause the Fund to repurchase an Interest or portion thereof of a Member or any person acquiring an Interest or portion thereof from or through a Member in the event that the Board of Managers determines or has reason to believe that:

               (1) such an Interest or portion thereof has been transferred in violation of Section 3.4 hereof, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetence of a Member;

               (2) ownership of such an Interest by a Member or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities laws of the United States or any other relevant jurisdiction;

               (3) continued ownership of the Interest may cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation under the Internal Revenue Code;;

               (4) any of the representations and warranties made by a Member in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true; or

               (5) an Interest was purchased using funds derived from, or intended for money laundering or any activity which facilitates money laundering or the funding of terrorist or criminal activities.

          (f) Repurchases of Interests or portions thereof by the Fund shall be payable promptly after the expiration date of such repurchase in accordance with the terms of the Fund's repurchase offer. Payment of the purchase price for an Interest (or portion thereof) shall consist of: (i) cash in an aggregate amount equal to at least 95% of the estimated unaudited net asset value of the Interests tendered, determined as of the Valuation Date (the "Initial Payment"); and, if determined to be appropriate by the Board of Managers, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Interests (or portion thereof) tendered as of the Valuation Date, taking into account any adjustments to net asset value identified as a result of the audit for the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment.
Notwithstanding anything in the foregoing to the contrary, the Board of Managers, in its discretion, may pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 60 days after the date of repurchase.

          (g) A Member may at any time submit to the Fund a written request that the Fund repurchase the entire Interest of such Member, as contemplated by
Section 5.1(3) hereof. Any such request shall be sent to the Fund by registered or certified mail, return receipt requested, and shall be deemed valid only if the Member has received a letter from the Fund acknowledging its receipt of the request. The Fund shall send such letter to the Member promptly upon its receipt of the Member's request.

          (h) The Fund may suspend or postpone any repurchase offer by a majority of the Board, including a majority of the Independent Managers, including but not limited to:

               (1) any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of Securities it owns or determine the value of the Fund's Net Assets;

               (2) for any other periods that the Securities and Exchange Act of 1934 permits by order for the protection of Members; or

               (3) other unusual circumstances as the Board of Managers deems advisable to the Fund and its Members.

                                   ARTICLE IV

                                     CAPITAL

          4.1 Contributions to Capital

          (a) The minimum initial contribution of each Member to the capital of the Fund shall be such amount as the Board of Managers, in its discretion, may determine from time to time, but in no event shall be less than $50,000. The amount of the initial contribution of each Member shall be recorded on the books and records of the Fund upon acceptance as a contribution to the capital of the Fund. The Managers shall not be entitled to make contributions of capital to the Fund as Managers of the Fund, but may make contributions to the capital of the Fund as Members. The Adviser may make contributions to the capital of the Fund as a Member.

          (b) Members may make additional contributions to the capital of the Fund effective as of such times as the Board of Managers, in its discretion, may permit, subject to Section 1.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of the Fund except to the extent provided in Section 4.6 hereof. The minimum initial capital contribution of a Member to the capital of the Fund shall be such amount as the Board of Managers, in its sole discretion, may determine from time to time.

          (c) Initial and any additional contributions to the capital of the Fund by any Member shall be payable in cash or payable in readily available funds at the date of the proposed acceptance of the contribution.

          4.2 Rights of Members to Capital

          No Member shall be entitled to interest on any contribution to the capital of the Fund, nor shall any Member be entitled to the return of any capital of the Fund except (i) upon the repurchase by the Fund of a part or all of such Member's Interest pursuant to Section 3.6 hereof, (ii) pursuant to the provisions of Section 4.6 (c) hereof or (iii) upon the liquidation of the Fund's assets pursuant to Section 5.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Fund's property or to compel any sale or appraisal of the Fund's assets.

          4.3 Capital Accounts

          (a) The Fund shall maintain a separate Capital Account for each Member.

          (b) Each Member's Capital Account shall have an initial balance equal to the amount of cash constituting such Member's initial contribution to the capital of the Fund.

          (c) Each Member's Capital Account shall be increased by the sum of (i) the amount of cash constituting additional contributions by such Member to the capital of the Fund permitted pursuant to Section 4.1 hereof, plus (ii) all amounts credited to such Member's Capital Account pursuant to Sections 4.4 through 4.8 hereof.

          (d) Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Sections 3.6, 4.10, 4.11 or 5.2 hereof which are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under
Section 752 of the Code), plus (ii) any amounts debited against such Capital Account pursuant to Sections 4.4 through 4.8 hereof.

          (e) The Fund shall maintain a Special Advisory Account for the Adviser in its capacity as Special Advisory Member solely for purposes of receiving the Incentive Allocation pursuant to Section 4.7 hereof. The Special Advisory Account shall have an initial balance of zero.

          4.4 Allocation of Net Profit and Net Loss; Allocation of Ongoing Offering Costs

          Except as otherwise provided in Section 4.5 and 4.6, as of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Fiscal Period, shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Capital Account balances for such Fiscal Period.

          4.5 Allocation of Certain Expenditures

          Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Fund, to the extent determined by the Board of Managers to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Fund.

          4.6 Reserves

          (a) Appropriate reserves may be created, accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Adviser or the Board of Managers, such reserves to be in the amounts that the Board of Managers, in its sole discretion, deems necessary or appropriate. The Board of Managers may increase or reduce any such reserves from time to time by such amounts as the Board of Managers, in its sole discretion, deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, shall be proportionately charged or credited, as appropriate, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased or decreased, as the case may be; provided, however, that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase, or decrease shall instead be charged or credited to those parties who were Members at the time, as determined by the Board of Managers, in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts at that time.

          (b) If at any time an amount is paid or received by the Fund (other than contributions to the capital of the Fund, distributions or repurchases of Interests or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Fund's accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those parties who were Members during such prior Fiscal Period or Periods.

          (c) If any amount is required by paragraph  (a) or (b) of this Section
4.6 to be charged or credited to a party who is no longer a Member, such amount shall be paid by or to such party, as the case may be, in cash, with interest from the date on which the Board of Managers determines that such charge or credit is required. In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Fund on demand; provided, however, that (i) in no event shall a former Member be obligated to make a payment exceeding the amount of such Member's Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years since the date on which such party ceased to be a Member. To the extent that a former Member fails to pay to the Fund, in full, any amount required to be charged to such former Member pursuant to paragraph (a) or (b) of this Section 4.6, whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

          4.7 Incentive Allocation

          (a) If in any Fiscal Year the Net Profits allocated to a particular Member's Capital Account exceed the Member's Hurdle Rate (defined below), there shall be reallocated to the Special Advisory Account as of the end of such Fiscal Year an amount equal to 10% of the excess of the Net Profits over the Hurdle Rate (the "Incentive Allocation"); provided, however, that no Incentive Allocation will be made until the Net Profits for the year exceed such Member's Loss Carryforward amount (defined below) and Hurdle Rate (i.e., when calculating the amount of the Incentive Allocation for a particular Member, the Loss Carryforward amount will first be applied against the Net Profits allocated to such Member, and the remaining Net Profits will be measured against the Hurdle Rate to determine whether there will be an Incentive Allocation).

          (b) The "Hurdle Rate" with respect to a Member for any Fiscal Year will be the return the Member would have received if (i) an amount equal to such Member's Capital Account as of the beginning of such Fiscal Year (or, in the case of a Member making an initial capital contribution during such Fiscal Year, the amount of such capital contribution) and (ii) an amount equal to any additional capital contributions made by such Member during such Fiscal Year, had been invested at a rate equal to 6% per annum (computed on the basis of a 360 day year).

          (c) The "Loss Carryforward" amount for a particular Member will be the sum of all prior Net Losses allocated to the Member that have not been subsequently offset by Net Profits allocated to the Member; provided, however, that the Loss Carryforward amount will be reduced proportionately to reflect any withdrawals of capital by a Member (i.e., repurchase of Interests by the Fund from such Member pursuant to Section 3.6).

          (d) The Special Advisory Member shall be required to withdraw 100% of the Incentive Allocation (computed on the basis of unaudited data) within 60 days of the date on which such Incentive Allocation was credited to the Special Advisory Account. Within 30 days after the completion of the audit of the books of the Fund for the year in which allocations to the Special Advisory Account are made, the Fund shall allocate to the Special Advisory Account any additional amount of Incentive Allocation determined to be owed to the Special Advisory Member based on the audit, and the Special Advisory Member shall contribute to the Fund any excess amount of Incentive Allocation determined to be owed to the Fund.

          (e) For purposes of this Section 4.7, "Net Profits" and "Net Losses" allocated to a Member shall include items allocated pursuant to Sections 4.5,
4.6 and 4.7hereof, as well as Section 4.4 hereof.

          4.8 Allocation of Organizational Expenses

          (a) As of the first Expense Allocation Date, Organizational Expenses shall be allocated among and debited against the Capital Accounts of the Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

          (b) As of each Expense Allocation Date following the first Expense Allocation Date, all amounts previously debited against the Capital Account of a Member pursuant to this Section 4.8 on the preceding Expense Allocation Date will be credited to the Capital Account of such Member, and organizational Expenses shall then be reallocated among and debited against the Capital Accounts of all Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

          4.9 Tax Allocations

          For each Fiscal Year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior Fiscal Years (or relevant portions thereof). Allocations under this Section 4.9 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and Treasury Regulation Sections 1.704-1(b)(2)(iv)(f) and (g), 1.704-1(b)(4)(i) and 1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Sections of the Code and Treasury Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

          If the Fund realizes capital gains (including short-term capital gains) for Federal income tax purposes ("gains") for any Fiscal Year during or as of the end of which the Interests of one or more Positive Basis members (as hereinafter defined) are repurchased by the Fund pursuant to Article III, unless otherwise determined by the Board of Managers, in its sole discretion, shall allocate such gains shall be allocated as follows: (i) to allocate such gains among such Positive Basis Members, pro rata in proportion to the respective Positive Basis (as hereinafter defined) of each such Positive Basis Member, until either the full amount of such gains shall have been so allocated or the Positive Basis of each such Positive Basis Member shall have been eliminated and
(ii) to allocate any gains not so allocated to Positive Basis Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Sections 4.4 and 4.7.

          As used herein, (i) the term "Positive Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which its Interest as of such time exceeds its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death, and without regard to such Member's share of the liabilities of the Fund under Section 752 of the
Code), and (ii) the term "Positive Basis Member" shall mean any Member whose Interest is repurchased by the Fund and who has Positive Basis as of the effective date of the repurchase, but such Member shall cease to be a Positive Basis Member at such time as it shall have received allocations pursuant to clause of the second paragraph of this Section 4.9 equal to its Positive Basis as of the effective date of such repurchase.

          Notwithstanding anything to the contrary in the foregoing, if the Fund realizes gains in any Fiscal Year with respect to which the Special Advisory Member is entitled to an Incentive Allocation under Section 4.7 hereof, the Board of Managers (at the request of the Special Advisory Member) may specially allocate such gains to the Special Advisory Member in an amount by which the Incentive Allocation exceeds the Special Advisory Member's "adjusted tax basis" (determined without regard to any allocation to be made pursuant to this paragraph) in its interest in the Fund as of the time it withdraws such Incentive Allocation. The Special Advisory Member's "adjusted tax basis," for these purposes, shall be increased by any amount of the Incentive Allocation withdrawal that it elects to contribute as a Member to the Fund as of the date of the withdrawal of the Incentive Allocation.

          4.10 Distributions

          The Board of Managers, in its sole discretion, may authorize the Fund to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members' Capital Account balances.

          4.11 Withholding

          (a) The Board of Managers may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

          (b) For purposes of this Agreement, any taxes so withheld by the Fund with respect to any amount distributed by the Fund to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Interest shall pay to the Fund as a contribution to the capital of the Fund, upon demand of the Board of Managers, the amount of such excess.

          (c) The Board of Managers shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board of Managers with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Fund and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                                   ARTICLE V

                           DISSOLUTION AND LIQUIDATION

          5.1 Dissolution

          The Fund shall be dissolved:

               (1) upon the affirmative vote to dissolve the Fund by: (i) the Board of Managers or (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

               (2) upon the failure of Members to elect a successor Manager at a meeting called by the Adviser in accordance with Section 1.6(c) hereof when no Manager remains to continue the business of the Fund;

               (3) upon the expiration of any two-year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in Section 3.6(a) hereof, a written notice to the Fund requesting the repurchase of its entire Interest by the Fund, if such Interest has not been repurchased by the Fund; or

               (4)  as required by operation of law.

          Dissolution of the Fund shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60-day period during which the Board of Managers and Members may elect to continue the business of the Fund as provided above, but the Fund shall not terminate until the assets of the Fund have been liquidated in accordance with Section 5.2 hereof and the Certificate has been canceled.

          5.2 Liquidation of Assets

          (a) Upon the dissolution of the Fund as provided in Section 5.1 hereof, the Board of Managers shall promptly appoint the Board of Managers or the Adviser as the liquidator and the Board of Managers or the Adviser shall liquidate the business and administrative affairs of the Fund, except that if the Board of Managers does not appoint the Board of Managers or the Adviser as the liquidator or the Board of Managers or the Adviser is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of the Fund. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Sections 4.4 and 4.7 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board of Managers or liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

               (1) the debts of the Fund, other than debts, liabilities or obligations to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Fund's assets to the Members has been completed, shall first be paid on a pro rata basis;

               (2) such debts, liabilities or obligations as are owing to the Members shall next be paid in their order of seniority and on a pro rata basis;

               (3) the Special Advisory Member shall next be paid any balance in the Special Advisory Account after giving effect to the Incentive Allocation, if any, to be made pursuant to Section
                    4.7 hereof; and

               (4) the Members shall next be paid on a pro rata basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 5.2(a).

          (b) Anything in this Section 5.2 to the contrary notwithstanding, upon dissolution of the Fund, the Board of Managers, the Adviser or other liquidator may distribute ratably in kind any assets of the Fund; provided, however, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to Section 6.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 5.2(a) above, and (ii) any profit or loss attributable to property distributed in kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

                                   ARTICLE VI

                  ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

          6.1 Accounting and Reports

          (a) The Fund shall adopt for tax accounting purposes any accounting method that the Board of Managers shall decide in its sole discretion is in the best interests of the Fund. The Fund's accounts shall be maintained in U.S. currency.

          (b) After the end of each taxable year, the Fund shall furnish to each Member such information regarding the operation of the Fund and such Member's Interest as is necessary for Members to complete Federal, state and local income tax or information returns and any other tax information required by Federal, state or local law.

          (c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 6.1(c) is being made, the Fund shall furnish to each Member a semi-annual report and an annual report containing the information required by the 1940 Act. The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted auditing standards. The Fund may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

          6.2 Determinations by the Board of Managers

          (a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article IV hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board of Managers unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

          (b) The Board of Managers may make such adjustments to the computation of Net Profit or Net Loss, the allocation of Net Profit or Net Loss with respect to any Member, or any components comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Fund and the intended allocation thereof among the Members.

          6.3 Valuation of Assets

          (a) Except as may be required by the 1940 Act, the Board of Managers shall value or have valued any Securities or other assets and liabilities of the Fund as of the close of business on the last day of each Fiscal Period in accordance with such valuation procedures as shall be established from time to time by the Board of Managers and that conform to the requirements of the 1940 Act. In determining the value of the assets of the Fund, no value shall be placed on the goodwill or name of the Fund, or the office records, files, statistical data or any similar intangible assets of the Fund not normally reflected in the Fund's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

          (b) The value of Securities and other assets of the Fund and the net worth of the Fund as a whole determined pursuant to this Section 6.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                                  ARTICLE VII

                            MISCELLANEOUS PROVISIONS

          7.1 Amendment of Limited Liability Company Agreement

          (a) Except as otherwise provided in this Section 7.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board of Managers (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and (ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

          (b) Any amendment that would:

               (1) increase the obligation of a Member to make any contribution to the capital of the Fund;

               (2) reduce the Capital Account of a Member or Special Advisory Account other than in accordance with Article IV; or

               (3)  modify the events causing the dissolution of the Fund;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board of Managers) to tender its entire Interest for repurchase by the Fund.

          (c) The power of the Board of Managers to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 7.1 shall specifically include the power to:

               (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

               (2) amend this Agreement (other than with respect to the matters set forth in Section 7.1(b) hereof) to effect compliance with or reflect any relaxation in the future of any applicable law, regulation, policy, interpretation or guideline of any applicable regulatory agency, or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

               (3) amend this Agreement to make such changes as may be necessary or advisable to ensure that the Fund will not be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes.

          (d) The Board of Managers shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 7.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

          7.2 Special Power of Attorney

          (a) Each Member hereby irrevocably makes, constitutes and appoints each Manager and the Adviser, acting severally, and any liquidator of the Fund's assets appointed pursuant to Section 5.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

               (1) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 7.1 hereof);

               (2) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Fund; and

               (3) all such other instruments, documents and certificates that, in the opinion of legal counsel to the Fund, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund as a limited liability company under the Delaware Act (including any such conveyances and other instruments deemed necessary to effect the authorized dissolution or termination of the Fund).

          (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

          (c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each Manager and the Adviser and as such:

               (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund or Board of Managers shall have had notice thereof; and

               (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Interest, except that where the transferee thereof has been approved by the Board of Managers for admission to the Fund as a substituted Member, this power-of- attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board of Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

          7.3 Notices

          Except as otherwise set forth in this Agreement, notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Fund, the Board of Managers or the Adviser, by hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of the Fund. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

          7.4 Agreement Binding Upon Successors and Assigns

          This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be transferred or delegated except as provided in this Agreement and any attempted transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

          7.5 Applicability of 1940 Act and Form N-2

          The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that affect numerous aspects of the conduct of the Fund's business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

          7.6 Choice of Law

          Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

          7.7 Not for Benefit of Creditors

          The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Managers, the Special Advisory Member and the Fund. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

          7.8 Consents

          Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

          7.9 Merger and Consolidation

          (a) The Fund may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities pursuant to an agreement of merger or consolidation that has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act.

          (b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by
Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Fund if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

          7.10 Pronouns

          All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

          7.11 Confidentiality

          (a) A Member may obtain from the Fund such information regarding the affairs of the Fund as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board of Managers.

          (b) Each member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board of Managers, which consent may be withheld in its sole discretion.

          (c) Each Member recognizes that in the event that this Section 7.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates, principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Fund. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys, fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Fund determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates, principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

          7.12 Certification of Non-Foreign Status

          Each Member or transferee of an Interest from a Member shall certify, upon admission to the Fund and at such other times thereafter as the Board of Managers may request, whether such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the Fund, and shall notify the Fund within 60 days of any change in such Member's status.

          7.13 Severability

          If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

          7.14 Filing of Returns

          The Board of Managers or its designated agent shall prepare and file, or cause the accountants of the Fund to prepare and file, a Federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of the Fund.

          7.15 Tax Matters Member

          (a) A Manager who is a Member shall be designated on the Fund's annual Federal information tax return, and have full powers and responsibilities, as the Tax Matters Member of the Fund for purposes of Section 6231(a)(7) of the Code. In the event that no Manager is a Member, a member shall be so designated. Should any Member be designated as the Tax Matters Member for the Fund pursuant to Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to a Manager selected by the Board of Managers all of its rights, powers and authority to act as such Tax Matters Member and hereby constitutes and appoints such Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge and file any and all reports, responses and notices, and to do any and all things required or advisable, in the Manager's judgment, to be done by such a Tax Matters Member. Any Member designated as the Tax Matters Member for the Fund under Section 6231(a)(7) of the Code shall be indemnified and held harmless by the Fund from any and all liabilities and obligations that arise from or by reason of such designation.

          (b) Each person (for purposes of this Section 7.15, called a "Pass-Thru Member") that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Member of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Fund holding such interests through such Pass-Thru Member. In the event the Fund shall be the subject of an income tax audit by any Federal, state or local authority, to the extent the Fund is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Member shall be authorized to act for and its decision shall be final and binding upon, the Fund and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Fund.

          7.16 Section 754 Election

          In the event of a distribution of Fund property to a Member or an assignment or other transfer (including by reason of death) of all or part of the interest of a Member in the Fund, at the request of a Member, the Board of Managers, in its discretion, may cause the Fund to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Fund property as provided by Sections 734 and 743 of the Code.

          EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE CONFIDENTIALITY CLAUSE SET FORTH IN
SECTION 7.11.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MANAGERS:

Robert H. Gordon
Thomas W. Brock
Alan Brott
Andrew M. Paul
Thomas G. Yellin

By:__________________________
Name:


ORGANIZATIONAL MEMBER:
BACAP DISTRIBUTORS, LLC

By:__________________________
Name:


SPECIAL ADVISORY MEMBER
Banc of America Capital Management LLC

By:__________________________
Name:
Title:


MEMBERS:

Each person who shall sign an investor application or certification and who shall be accepted by the Board of Managers to the Fund as a Member.


ADVISER:
Banc of America Capital Management LLC

 By:__________________________
Name:
Title

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

                               101 S. Tryon Street
                               Charlotte, NC 28255
                                 (646) 313-8890

                                  June 24, 2004


     This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") dated June 24, 2004. A copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

     This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS
                                -----------------
                                                                            Page
                                                                            ----

INVESTMENT POLICIES AND PRACTICES .............................................3
  Fundamental Policies ........................................................3
  Certain Investment Strategies and Other Operating Policies ..................4

REPURCHASES AND TRANSFERS OF INTERESTS........................................10
  Repurchase Offers ..........................................................10
  Mandatory Repurchases ......................................................11
  Transfers of Interests .....................................................11

MANAGEMENT OF THE FUND .......................................................12
  Board of Managers and Officers .............................................12
  Committees of the Board ....................................................16
  Manager Ownership of Securities ............................................16
  Manager Compensation .......................................................16

INVESTMENT ADVISORY SERVICES..................................................17

CODE OF ETHICS AND PROXY VOTING POLICY........................................19

TAX ASPECTS...................................................................20
  Tax Treatment of Fund Investments ..........................................20
  Information Reporting and Related Matters...................................26
  Unrelated Business Taxable Income ..........................................27
  Certain Issues Pertaining to Specific Exempt Organizations .................28

ERISA CONSIDERATIONS..........................................................30

BROKERAGE.....................................................................31

VALUATION OF ASSETS...........................................................32

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
        AND LEGAL COUNSEL.....................................................33

CUSTODIAN.....................................................................33

CONTROL PERSONS ..............................................................34

SUMMARY OF LLC AGREEMENT......................................................34
    Liability of Investors ...................................................34
    Duty of Care .............................................................34
    Power of Attorney ........................................................35
    Term, Dissolution and Liquidation ........................................35
    Voting ...................................................................36
    Reports to Investors .....................................................36
    Fiscal Year ..............................................................36

FUND ADVERTISING AND SALES MATERIAL...........................................37

FINANCIAL STATEMENTS..........................................................38

--------------------------------------------------------------------------------

                        INVESTMENT POLICIES AND PRACTICES

--------------------------------------------------------------------------------

     The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional information regarding the Fund's investment program is set forth below.

Fundamental Policies
--------------------

     The Fund's fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding limited liability company interests of the Fund ("Interests"), are listed below. Within the limits of these fundamental policies, the Fund's management has reserved freedom of action. As defined by the Investment Company Act of 1940, as amended (the "1940 Act"), the vote of a "majority of the outstanding Interests of the Fund" means the vote, at an annual or special meeting of investors in the Fund ("Investors") duly called, (a) of 67% or more of the Interests present at such meeting, if the holders of more than 50% of the outstanding Interests of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding Interests of the Fund, whichever is less. The Fund may not:

     o Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund's total assets, or if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets) or as otherwise permitted by the U.S. Securities and Exchange Commission ("SEC").

     o Borrow money, except to the extent permitted by Section 18 of the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets) or as otherwise permitted by the SEC.

     o Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended ("1933 Act") in connection with the disposition of its portfolio securities.

     o Make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

     o Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate or securities issued by companies that invest or deal in real estate investment trusts.

     o Invest in commodities or commodity contracts, except that the Fund may purchase and sell non-U.S. currency, options, futures and forward contracts, including those related to indexes, options and options on indexes.

     o Invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry.

     With respect to these investment restrictions and other policies described in this SAI or the prospectus (except the Fund's policies on borrowings and senior securities set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, does not constitute a violation of such restriction or policy.

     The Fund's investment objective is not fundamental and may be changed by the Board of Managers of the Fund (collectively, the "Board" and each individually, a "Manager") without the vote of a majority (as defined by the 1940 Act) of the Fund's outstanding Interests.

Certain Investment Strategies and Other Operating Policies
----------------------------------------------------------

     As discussed in the prospectus, the Fund pursues its investment objective by allocating its assets among at least 15 private investment funds (the "Private Funds") and discretionary managed accounts or special purpose vehicles created by the Fund (the "Sub-Advised Accounts") and managed by fund managers (collectively, "Fund Managers") that invest across a range of strategies and markets. The Private Funds and Sub-Advised Accounts are referred to herein collectively as "Underlying Funds." Banc of America Capital Management, LLC, the Fund's investment adviser ("BACAP" or the "Adviser") allocates the assets of the Fund in its sole discretion, in any amount, among Fund Managers that employ one or more of the following alternative investment strategies; however, the Fund generally intends to allocate its assets in amounts approximating the percentages indicated: (i) Event Driven (e.g. Risk (Merger) Arbitrage, Capital Structure Arbitrage, Distressed Securities and Special Situations) (0% to 40% of the Fund); (ii) Relative Value (e.g. Convertible Arbitrage, Fixed Income
Arbitrage, Statistical Arbitrage, Non-Traditional Convertible Arbitrage and Volatility Arbitrage) (10% to 67% of the Fund); (iii) Equity Hedge (10% to 67% of the Fund); and (iv) Macro (0% to 40% of the Fund). An individual investment is not generally allocated to more than one investment category. Multi-strategy investments are allocated among the various categories as the Adviser deems appropriate. The Fund only invests in Underlying Funds where the Fund Manager has at least a twelve-month track record in managing assets using the same investment strategy as the Underlying Fund, and in Private Funds that have audited financial statements. For purposes of investing in a feeder fund that is part of a master-feeder structure, the audited financial statements of the master fund are deemed to satisfy the Fund's audited financial statement requirement. The alternative investment strategies employed by Underlying Funds are summarized below.

Event Driven and Special Situations
-----------------------------------

     "Event Driven" trading strategies seek to earn excess return through the purchase and/or sale of securities based on anticipated outcomes of company specific or transaction specific situations, such as spin-offs, mergers and acquisitions, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks. Event Driven investing involves attempting to predict the outcome of a particular transaction as well as the best time at which to commit capital to such a transaction. The uncertainty about the outcome of these events creates investment opportunities for managers who can correctly anticipate their outcomes. These positions may or may not be leveraged.

     Event-Driven managers may opportunistically change their focus between merger arbitrage and distressed securities, while others may invest in a wider spectrum of strategies, centered around major corporate events (such as a merger or a bankruptcy). The success or failure of this strategy usually depends on whether the manager accurately predicts the outcome and timing of the transaction event. Event Driven managers do not rely on market direction for results; however, major market declines, which would cause transactions to be re-priced or fail, may have a negative impact on the strategy. Event Driven strategies may include (without limitation):

     Risk (Merger) Arbitrage

          Merger arbitrage managers seek to profit by taking advantage of differences between the current market price of a security and its expected future value based on the occurrence of a merger. These managers tend to utilize fundamental analysis to identify mergers with a higher probability of closing. These managers generally engage in "short selling" (which is the opposite of buying a security; that is, profits are generated when the price of a security declines, and losses are generated when the price of the security rises), in order to benefit from differences between the prices of the securities of the companies involved in the merger. They may also use options hedging and other arbitrage techniques to reduce and control risk and capture profits. Positions may be in securities of companies not currently engaged in announced transactions, but which are believed to be undervalued and likely candidates for future reorganization. These managers may invest in the U.S. and international markets.

     Capital Structure Arbitrage

          Capital   structure   arbitrage   managers  seek  to  exploit  pricing
     disparities in a single firm's capital structure or within a parent/subsidiary capital structure. These managers may seek to purchase the undervalued security, and sell the overvalued, expecting the pricing disparity between the two to disappear. In the example of a single company's capital structure, this pricing inefficiency could exist between senior versus subordinated debt of a firm or between fixed income and equity securities.

     Distressed Securities

          Distressed security managers generally invest in securities of financially troubled companies (companies involved in bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event related situations). These managers may seek to identify distressed securities in general, or to focus on one particular segment of the market (i.e., senior secured debt). Investments may be passively acquired in the secondary market, acquired through participation in merger activity, or acquired with the view toward actively participating in a re-capitalization or restructuring plan. Managers may take an active role and seek representation in management, on the board of directors, and on the creditor committee. These managers may invest in marketable and non-marketable securities including, without limitation any type of debt, preferred or common stock, warrants, options, and other hybrid instruments. Many of these securities may have regulatory restrictions on their transactions because their owners may be viewed as company insiders by the regulators; that is, because of their position they may possess information about the company that provides them with an unfair advantage. Since many of these securities are illiquid, their valuation may be difficult to determine. Due to this limitation, a manager's ability to monitor performance is significantly reduced. These managers invest in the U.S. and internationally, and may use leverage.

     Special Situations

          Special Situations managers seek to profit by capturing the discrepancies in valuation between the current market price of a security and its expected future value based on the occurrence of a corporate restructuring, reorganization or significant alteration in the company's strategy or product mix. These include but are not limited to spin-offs, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, rights offers, re-capitalizations, liquidations, and similar transactions. They may also use options hedging and other arbitrage techniques to mitigate risk and capture profits. Positions may be in securities of companies not currently engaged in announced transactions, but which are believed to be undervalued and likely candidates for future reorganization. These managers may invest in the U.S. and international markets, and utilize leverage.

Relative Value
--------------

     Relative Value includes a menu of different investment strategies. These strategies focus on generating profits generated by the difference in price between related securities (for example, a 5-year and a 10-year bond issued by the same company), rather than because of the direction of the market. Generally, relative value managers buy a position in one security and sell an equivalent amount of another security because they have determined through extensive, usually mathematical, analysis that the prices of the two securities are not only historically related but also that they have deviated from their historical trading patterns. Profits are generated when this unusual price deviation is eclipsed, and the prices of the two related securities return to their historical trading patterns. Moreover, these managers decide which of the menu of Relative Value strategies offer the best opportunities at any given time and focus their overall portfolio accordingly. Relative Value strategies may include (without limitation):

     Convertible Arbitrage

          Convertible Arbitrage managers may purchase a bond that is convertible (either currently convertible or convertible at some future date) into the underlying company's equity. They hedge the equity exposure of the position by selling short the equity or other related security in a ratio they believe is appropriate for the current convertible bond valuation. In addition, they may hedge the debt exposure of the position by selling short a related fixed income security. These managers use a combination of fundamental, empirical, and quantitative valuation techniques to identify attractive convertible bonds. These managers typically utilize leverage. Funds employing a convertible arbitrage strategy are constructed to achieve stable, absolute returns with low correlation to equity or debt market movements.

     Fixed Income Arbitrage

          Fixed Income Arbitrage managers generally invest in one or more fixed income securities and hedge against underlying market risk by simultaneously investing in another fixed income security. Managers attempt to generate profit due to abnormal disparities in prices, while at the same time they try to control the risk generated by changes in other market factors, such as interest rates. In most cases, managers take offsetting long and short positions in similar fixed income securities that are mathematically or historically interrelated when that relationship is temporarily distorted by market events, investor preferences, unexpected and sudden changes to supply or demand due to factors that are not related to the markets (e.g., a war or other geopolitical events), or structural features of the fixed income market. These positions could include corporate debt, U.S. treasury securities, U.S. agency debt, sovereign debt, municipal debt, or the sovereign debt of emerging market countries. Often, trades involve swaps and futures. They realize a profit when the skewed relationship between the securities returns to a normal range or "converges." Managers often try to neutralize interest rate changes and derive profit from their ability to identify similar securities that are mispriced relative to one another. Because the prices of fixed income instruments are based on yield curves, volatility curves, expected cash flows, credit ratings, and special bond and option features, they must use sophisticated analytical models to identify pricing disparities. The strategy often involves significant amounts of leverage.

     Statistical Arbitrage

          Statistical Arbitrage strategies are mathematical, systematic and model based strategies, which do not utilize fundamental analysis or human discretion. They are typically market neutral and based on the theory that prices always revolve around their long-term average. These strategies seek to exploit temporary price discrepancies among related assets that may exist for a few seconds, hours or weeks. They are based on historical price data that is used for the construction of mathematical models to characterize the relationships and to construct forecasts for the pattern with which prices revolve around their long-term average whenever temporary deviations from historic norms occur. The simplest form of statistical arbitrage is "pairs trading" where two similar companies are identified. Whenever one is overvalued (or undervalued) relative to historical valuation, the manager goes short (or long) while at the same time going long (or short) the other, expecting the valuations to revert to long-term average prices.

     Non-Traditional Convertible Arbitrage

          Non-Traditional Convertible Arbitrage managers make private investments in public companies in need of financing. Generally, the manager receives a discounted convertible note in return for a capital allocation, while at the same time the manager shorts an appropriate number of stocks as a hedge, essentially locking in a profit. The biggest risk is that these are typically illiquid securities and that companies may not survive, thus rendering the partially hedged convertible notes worthless.

     Volatility Arbitrage

          Volatility Arbitrage managers buy cheap and sell expensive options while hedging with corresponding stock. Managers typically maintain a portfolio bias that benefits when the market volatility rises in order to protect against sudden downward market moves, since the opposite may prove to be extremely expensive. It is not recommended as a stand-alone investment but because, just like short selling, it tends to produce outsize returns in negative environments, it can serve as "disaster insurance" in a multi-manager allocation.

Equity Hedge
------------

     "Equity Hedge," also known as long/short equity, combines core long holdings of equities with short sales of stock, stock indices, or derivatives related to the equity markets. Net exposure of equity hedge portfolios may range anywhere from net long to net short depending on market conditions. Equity Hedge managers generally increase net long exposure in bull markets and decrease net long exposure in bear markets. Generally, the short exposure is intended to generate an ongoing positive return in addition to acting as a hedge against a general stock market decline. Stock index put options are also often used as a hedge against market risk. In a rising market, equity hedge managers expect their long holdings to appreciate more than the market and their short holdings to appreciate less than the market. Similarly, in a declining market, they expect their short holdings to fall more rapidly than the market falls and their long holdings to fall less rapidly than the market. Profits are generated when companies deemed undervalued by the manager's analysis appreciate, and when companies deemed overvalued by the manager's analysis decline in price. Equity hedge managers generate profits from companies they deem undervalued in ways very similar to equity mutual fund managers; however, they also generate returns from companies they deem overvalued by using a technique known as "shorting." In shorting, managers borrow securities they deemed overvalued at a given price. When they have to return the borrowed securities, they have to go to the open market and purchase them at the prevailing market price. If the value of the securities has depreciated as the manager believed, then the manager generates a profit because it is less expensive to purchase the securities in the open market, in order to return them, than they were initially sold for when the manager borrowed them. However, if the value of the securities has appreciated contrary to the manager's prediction, the manager realizes a loss, since it is more expensive to purchase the securities in the open market in order to return them than they were initially sold for when the manager borrowed them. Some Equity Hedge managers are "value" oriented, while others are "growth" oriented. In addition, some managers can be further distinguished by industry sector concentration.

     This strategy may reduce market risk, but effective stock analysis and stock picking is essential to obtaining meaningful results. The volatility of this investment strategy is expected to be lower than that of the overall stock market.

     Equity Hedge managers attempt to generate long term capital appreciation by developing and actively managing equity portfolios that include both long and short positions. These managers assume net positions that are either long or short based upon market conditions and specific company or industry opportunities. They are, therefore, said to have a "directional" quality to their portfolio, albeit one that changes periodically. Equity Hedge managers may not maintain a consistent balance between the values of the long and short portfolios. Their net exposure may range widely from a short position of some degree to a long position of 100% or more. The strategy has an opportunistic quality.

     Managers with net long exposures tend to perform better in periods when equity prices in general are increasing. Managers with net short exposures tend to perform better when equity prices in general are declining. Most of these managers are able to quickly change the measure of their net market exposure as their perception and understanding of market condition changes. Moreover, they are usually at liberty to use leverage, options and other derivative products to pursue their objectives.

Macro
-----

     Macro strategies attempt to identify extreme price valuations in stock markets, interest rates, foreign exchange rates and physical commodities, and make leveraged bets on the anticipated price movements in these markets. To identify extreme price valuations, managers generally employ a top-down approach that concentrates on forecasting how macroeconomic and political events affect the valuations of financial instruments. Macro managers often rely on macroeconomic, discretionary models to invest across countries, markets, sectors and companies. The strategy has a broad investment mandate, with the ability to hold positions in practically any market with any instrument. Profits are made by correctly anticipating price movements in global markets and having the flexibility to use any suitable investment approach to take advantage of extreme price valuations. Managers may use a focused approach or they may diversify across approaches. Strategies usually depend on fundamental research and analysis, but may also be completely mathematical, systematic and model driven, and may not utilize fundamental analysis or human discretion. The use of leverage varies considerably.

--------------------------------------------------------------------------------

                      REPURCHASES AND TRANSFERS OF INTEREST

--------------------------------------------------------------------------------

Repurchase Offers
-----------------

     Offers to repurchase Interests are made by the Fund at such times and on such terms as may be determined by the Board, in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Interests. In determining whether and when the Fund should repurchase Interests, the Board considers the recommendations of BACAP. The Board also considers various factors, including, but not limited to, those listed in the prospectus in making its determinations.

     The Board determines that the Fund repurchases Interests or portions thereof from Investors pursuant to written tenders only on terms the Board determines to be fair to the Fund and Investors. When the Board determines that the Fund will make a repurchase offer, the Fund sends each Investor notice of that offer describing the terms of the offer, and containing information that Investors should consider in deciding whether to tender Interests for repurchase. Investors who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the estimated value of their Interests from the Adviser during the period the offer remains open. If Investors oversubscribe a repurchase offer, the Fund will repurchase only a pro rata portion of the Interests tendered by each Investor. As discussed in the prospectus, the Fund will issue notes to tendering Investors in connection with the repurchase of Interests.

     Payment for repurchased Interests may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. BACAP intends to take measures (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Interests.

Mandatory Repurchases
---------------------

     The Fund has the right to redeem an Interest (or portion thereof) of an Investor or any person acquiring an Interest (or portion thereof) from or through an Investor under certain circumstances, including if:

     o such an Interest or portion thereof has been transferred in violation of the restrictions on transfer, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetence of a Member;

     o ownership of an Interest by an Investor or other person will cause the Fund or the Adviser to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

     o continued ownership of the Interest may cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation under the Internal Revenue Code of 1986, as amended (the "Code");

     o any of the representations and warranties made by an Investor in connection with the acquisition of the Interest was not true when made or has ceased to be true; or

     o an Interest was purchased using funds reasonably believed by the Fund or the Adviser to be derived from, or intended for money laundering or any activity which facilitates money laundering or the funding of terrorist or criminal activities.

Transfers of Interests
----------------------

     No person may become a substituted Investor without the written consent of the Fund, which consent may be withheld for any reason in its sole discretion. Interests may be transferred, pledged or assigned only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of an Investor or
(ii) with the written consent of the Board, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Without limiting the foregoing, the Fund generally will not consent to a pledge, transfer or assignment (each, a "Transfer") unless the Transfer is (i) one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain transfers to affiliates, gifts and contributions to family partnerships), (ii) to Investors of the Investor's immediate family (brothers, sisters, spouse, parents and children), or (iii) a distribution from a qualified retirement plan or an individual retirement account.

     The Fund may permit other Transfers under such other circumstances and conditions as it, in its sole discretion, deems appropriate. Notice to the Fund of any proposed Transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to Investor eligibility and suitability. In addition to the foregoing, no Investor will be permitted to transfer an Interest or portion thereof unless after such Transfer the balance of the capital account of the transferee, and the balance of the capital account of the Investor transferring the Interest if the Transfer involves less than its entire Interest, is at least equal to Fund's minimum investment requirement.

     Any transferee meeting the Fund's eligibility requirements that acquires an Interest or portion thereof by operation of law as the result of the death, dissolution, bankruptcy or incompetence of an Investor or otherwise, will be entitled to the allocations and distributions allocable to the Interest so acquired and to transfer such Interest in accordance with the terms of the amended and restated Limited Liability Company Agreement of the Fund, dated March 24, 2003 (the "LLC Agreement"), but will not be entitled to the other rights of an Investor unless and until such transferee becomes a substituted Investor as provided in the LLC Agreement. If an Investor transfers an Interest or portion thereof with the approval of the Fund, the Fund will promptly take all necessary actions to admit such transferee or successor to the Fund as an Investor. Each Investor and transferee is required to pay all expenses, including attorneys' and independent accountants' fees, incurred by the Fund in connection with such Transfer. If such a transferee does not meet the Investor eligibility requirements, the Fund reserves the right to redeem its Interest. Any Transfer of an Interest in violation of the LLC Agreement will not be permitted and will be void.

         The LLC Agreement provides that each Investor has agreed to indemnify and hold harmless the Fund, the Adviser, each other Investor and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any Transfer of an Interest made by the Investor in violation of these provisions or any misrepresentation made by the Investor in connection with the Transfer.

--------------------------------------------------------------------------------

                             MANAGEMENT OF THE FUND

--------------------------------------------------------------------------------

Board of Managers and Officers
------------------------------

     The Board provides broad oversight over the operations and affairs of the Fund. It has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund's business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company that is organized as a corporation.

     The Managers are not required to contribute to the capital of the Fund or to own Interests. A majority of the Board consists of persons that are not "interested persons" (as defined in the 1940 Act) of the Fund (the "Independent Managers"). The Independent Managers perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company that is organized as a corporation.

     Information about each Manager and Officer is set forth below:

                                Term of                                    Number of
                                Office                                     Funds  in
                      Position  and                                        Fund          Other
                      Held      Length                                     Complex       Directorships
Name, Address  and    with      of Time    Principal Occupation(s)         Overseen by   Held by
Age                   the Fund  Served     During the Past Five Years      Manager       Manager

-------------------------------------------------------------------------------------------------------
                                        INDEPENDENT MANAGERS
-------------------------------------------------------------------------------------------------------
Thomas W. Brock       Manager   Indefinite Adjunct Professor, Columbia     2             Blythedale
600 Mamaroneck                  term;      University Graduate School of                 Children's
Avenue                          Manager    Business since September                      Hospital;
Suite 431                       since      1998; Chairman, CEO, Salomon                  WestHab;
Harrison, NY 10528              2003       Brothers Asset Management,                    BACAP
Age:  56                                   Inc. from 1993 to 1998.                       Opportunity
                                                                                         Strategy,
                                                                                         LLC

Alan Brott            Manager   Indefinite Consultant, since October       2             BACAP
6 Mandy Court                   term;      1991; Associate Professor,                    Opportunity
Croton-on-Hudson,               Manager    Columbia University Graduate                  Strategy,
NY 10520                        since      School of Business, since                     LLC
Age:  61                        2003       2000; Adjunct Professor,
                                           Columbia University Graduate
                                           School of Business from 1992
                                           to 2000; Adjunct Professor,
                                           New York University, 1999 to
                                           present.

Thomas G. Yellin      Manager   Indefinite President, PJ Productions       2             BACAP
ABC News                        term;      since 2003; Executive                         Opportunity
125 West End Avenue             Manager    Producer, ABC News from June                  Strategy,
4th Floor                       since      1989 to 2002.                                 LLC
New York, NY 10023              2003
Age:  51

                                Term of                                    Number of
                                Office                                     Funds  in
                      Position  and                                        Fund          Other
                      Held      Length                                     Complex       Directorships
Name, Address  and    with      of Time    Principal Occupation(s)         Overseen by   Held by
Age                   the Fund  Served     During the Past Five Years      Manager       Manager

-------------------------------------------------------------------------------------------------------
                                              OFFICERS
-------------------------------------------------------------------------------------------------------
Lawrence R.           President 1 year     Managing Director, Banc of      N/A           None
Morgenthal                      term;      America Capital Management,
40 West 57th Street             President  LLC since 2002; Senior
New York, NY 10019              since      Managing Director, Weiss, Peck
Age:  37                        2003       & Greer (an investment firm)
                                           from 1998 to 2002.

J. Kevin              Chief     1 year     President of the Columbia       N/A           None
Connaughton           Financial term;      Funds since February 27, 2004;
One Financial Center  Officer   Chief      Treasurer of the Columbia
Boston, MA 02111                Financial  Funds and of the Liberty
Age: 39                         Officer    All-Star Funds since December
                                as of      2000; Vice President of the
                                June 1,    Columbia Management Advisors
                                2004       Inc. since April 2003
                                           (formerly Chief Accounting
                                           Officer and Controller of the
                                           Liberty Funds and Liberty
                                           All-Star Funds from February
                                           1998 to October 2000);
                                           Treasurer of the Galaxy Funds
                                           since September 2002;
                                           Treasurer, Columbia Management
                                           Multi-Strategy Hedge Fund, LLC
                                           since December 2002 (formerly
                                           Vice President of Colonial
                                           Management Associates, Inc.
                                           from February 1998 to October
                                           2000).

Gerald Murphy         Treasurer 1 year     Managing Director, BACAP, LLC   N/A           None
One Bank of America             term;      since 2003; Senior Vice
Plaza                           Treasurer  President, BACAP Distributors,
Charlotte, NC 28255             since      LLC (or its predecessors)
Age:  44                        2003       since 1998;  Assistant
                                           Treasurer, Treasurer, Nations
                                           Funds Trust, Nations Master
                                           Investment Trust and Nations
                                           Separate Account Trust since
                                           January 2003;  interim Chief
                                           Financial Officer, Nations
                                           Funds Trust, Nations Master
                                           Investment Trust and Nations
                                           Separate Account Trust since
                                           September 2003; Chief
                                           Financial Officer, Nations
                                           Balanced Target Maturity Fund,
                                           Inc. and Hatteras Income
                                           Securities, Inc. since
                                           September 2003;  Senior Vice
                                           President, BACAP Advisory
                                           Partners, LLC since May 2002;
                                           Treasurer,  Nations Balanced
                                           Target Maturity Fund, Inc. and
                                           Hatteras Income Securities,
                                           Inc. since 1999; Vice
                                           President, Citibank 1997 to
                                           December 1998.

David A. Rozenson     Secretary 1 year     Secretary of the Columbia       N/A           None
One Financial Center            term;      Funds and the Liberty All-Star
Boston, MA 02111                since      Secretary  Funds since December
Age: 50                         2004       2003; Senior Counsel, Bank of
                                           America Corporation (formerly
                                           FleetBoston Financial
                                           Corporation) since January 1996;
                                           Associate General Counsel,
                                           Columbia Management Group since
                                           November 2002.


Paul N. Campbell      Vice      1 year     Director of Alternative         N/A           None
Bank of America       President term,      Product Administration for
40 West 57th                    Vice       Bank of America's alternative
Street, 33rd Floor              President  asset management group and is
New York, NY 10019              since      responsible for overseeing the
Age: 36                         2003       accounting, administration,
                                           reporting and operations of the
                                           Bank's hedge funds (since
                                           9/2001). Prior to joining Bank
                                           of America, he was Director of
                                           Business Development with
                                           Fortis Financial Services (1
                                           year) in New York and
                                           previously worked with Citco
                                           Fund Services and Ernst & Young
                                           in Curacao, Netherlands
                                           Antilles (6 years). Mr.
                                           Campbell holds a Bachelor
                                           of Commerce degree from
                                           Ryerson University,
                                           Canada and is also a Certified
                                           Public Accountant.

Committees of the Board
-----------------------

     The  Board  has  two  committees,  an  Audit  Committee  and  a  Nominating
Committee.

     Audit Committee

     The Board has formed an Audit Committee that is responsible for overseeing the Fund's accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers and for acting as a liaison between the Fund's independent accountants and the Board. The Audit Committee currently consists of each of the Fund's Independent Managers. The Audit Committee met three times during the last fiscal year.

     Nominating Committee

     The Board has also formed a Nominating Committee to nominate persons to fill any vacancies on the Board. The Nominating Committee does not currently consider for nomination candidates proposed by Investors for election as Managers. The Nominating Committee currently consists of each of the Fund's Independent Managers. The Nominating Committee met two times during the last fiscal year.

Manager Ownership of Securities
-------------------------------

     The dollar range of equity securities held by each Manager is set below:

                                                     Aggregate Dollar Range of
                                                     Equity Securities in All
                                                       Registered Investment
                                                       Companies Overseen by
                         Dollar Range of Equity        Manager in Family of
    Name of Manager   Securities in the Registrant     Investment Companies
    ---------------   ----------------------------     --------------------

Thomas W. Brock                    $0                           $0
Alan Brott                         $0                           $0
Thomas G. Yellin                   $0                           $0

     None of the Independent Managers or their immediate family members own any securities of the Adviser or BACAP Distributors, LLC, the Fund's Distributor (the "Distributor"), or any entity controlling, controlled by or under common control with the Adviser or the Distributor (not including registered investment companies) as of December 31, 2003.

Manager Compensation
--------------------

     The Fund pays each Independent Manager a fee of $1,000 per Board or Committee meeting, plus an annual retainer of $6,000. This fee is paid by the Fund to an Independent Manager for attending a Committee meeting only if that meeting was held on a day on which there was not also a meeting of the Board. In addition, the Fund reimburses each of the Managers for reasonable travel and other expenses incurred in connection with attendance at such meetings.

     The following table summarizes compensation paid to the Independent Managers of the Fund for the calendar year ending December 31, 2003.

                           Aggregate           Total Compensation from Fund and
 Name/Position      Compensation from Fund       Fund Complex Paid to Manager
 -------------      ----------------------       ------------ ---------------
Thomas W. Brock           $13,500.00                       $25,500.00
Alan Brott                 $6,228.20                      $13,456.40
Thomas G. Yellin          $13,500.00                      $25,500.00

--------------------------------------------------------------------------------

                          INVESTMENT ADVISORY SERVICES

--------------------------------------------------------------------------------

     The authority of the Adviser to serve or act as investment adviser and be responsible for the day-to-day management of the Fund, and payment of the Management Fee and Incentive Allocation to the Adviser, is set forth in an agreement between the Fund and BACAP (the "Investment Advisory Agreement"). The Investment Advisory Agreement was initially approved by the Board, including each Independent Manager, at a meeting held for such purpose on January 13, 2003. The Investment Advisory Agreement and the authority of the Adviser to act as investment adviser and manage the affairs of the Fund will terminate under the following circumstances:

     1. if revoked by (A) the vote of a majority of the outstanding Interests of the Fund (as defined in the 1940 Act) or (B) the Board, acting in accordance with the 1940 Act, in either case with 60 days' prior written notice to the Adviser;

     2. at the election of the Adviser, with 60 days' prior written notice to the Board;

     3. if, prior to the second anniversary of the date of commencement of the operations of the Fund, the continuation of such agreement and authority shall not have been approved by (A) the vote of a majority of the outstanding Interests of the Fund (as defined in the 1940 Act) or (B) the Board and, in either case, by a majority of the Independent Managers by vote cast at a meeting called for such purpose;

     4. to the extent required by the 1940 Act, upon the occurrence of any event in connection with the Adviser, its provision of investment advisory services to the Fund, the LLC Agreement or otherwise constituting an "assignment" within the meaning of the 1940 Act; or

     5.   if the Adviser withdraws or is removed as the Adviser of the Fund.

     The Adviser also may withdraw, or be removed by the Fund, as Adviser. At the request of the Fund, the Adviser will remain as the investment adviser of the Fund for a period of six months if the Fund has terminated the authority of the Adviser to act as investment adviser and manage its affairs, unless a successor adviser to the Adviser is earlier approved by the Fund.

     The Adviser, subject to the supervision and control of the Board, (i) regularly provides investment advice and recommendations to the Fund with respect to its investments, investment policies and the purchase and sale of securities for the Fund; (ii) develops, implements and supervises continuously the investment program of the Fund and the composition of its portfolio and determines what securities shall be purchased and sold by the Fund; (iii) arranges for the purchase of securities and other investments for the Fund and the sale or redemption of securities and other investments held in the portfolio of the Fund; and (iv) takes such further actions with respect to the foregoing as the Adviser deems necessary or advisable. In performing its duties, the Adviser may obtain investment information, research or assistance from any other person, firm or corporation to supplement, update or otherwise improve its investment management services, and it may enter into investment sub-advisory agreements with any registered investment advisers, subject to such approvals of the Board and Investors as may be required to comply with applicable provisions of the 1940 Act. The Adviser and/or its affiliates and their respective employees may, but are not required to, hold Interests in the Fund.

     The offices of the Adviser are located at 101 South Tryon Street, Charlotte, North Carolina, 28255. The Adviser or its designee maintains the Fund's accounts, books and other documents required to be maintained under the 1940 Act at 101 South Tryon Street, Charlotte, North Carolina, 28255 or such other location as may be designated by the Fund.

     The Advisory Agreement is dated as of April 1, 2003. The Advisory Agreement was approved by the unanimous vote, cast in person, of the Board including the Managers who are not parties to the Advisory Agreement or interested persons, as defined in the 1940 Act, of any such party at a meeting called for the purpose and held on January 13, 2003.

     In approving the Advisory Agreement, the Board considered all information deemed reasonably necessary to evaluate the terms of the Advisory Agreement. The principal areas of review by the Board were the nature and quality of the services to be provided by the Adviser and the reasonableness of the fees to be charged for those services. The Board's evaluation of the quality of the Adviser's services took into account the scope and quality of the Adviser's in-house research capability, other resources dedicated to performing its services and the quality of administrative and other services. The Board also considered the participation of the Adviser's personnel on the Valuation Committee and the ability of the Adviser and its personnel to research and evaluate Underlying Funds and to determine accurate valuations of interests in Underlying Funds. In reviewing the fees payable under the Advisory Agreement, the Board compared the fees and overall expense levels of the Fund to those of competitive funds and other funds with similar investment objectives and strategies. In evaluating advisory fees, the Board also took into account the demands and complexity of the investment management of the Fund.

     The Board also considered the business reputation of the Adviser and its financial resources. The Board evaluated the procedures and systems of the Adviser that are designed to fulfill the Adviser's fiduciary duty to the Fund with respect to possible conflicts of interest, including the Adviser's code of ethics (regulating the personal trading of its officers and employees) and the allocation of trades among its various investment advisory clients.

     No single factor was considered in isolation or to be determinative to the decision of the Board to approve the Advisory Agreement. Rather, the Board concluded, in light of a weighing and balancing of all factors considered, that it was in the best interests of the Fund to approve the Advisory Agreement, including the fees to be charged for services thereunder.

     The Advisory Agreement continues in effect through March 31, 2005, and shall continue in effect thereafter, provided that such continuance is specifically approved at least annually by the Fund's Board or by a majority vote of the holders of the outstanding Interests of the Fund, as defined by the 1940 Act and, in either case, by a majority of the Independent Managers, at a meeting in person called for the purpose of voting on such matter.

     For the services rendered by the Adviser under the Advisory Agreement, the Fund pays the Adviser at the annual rate of 1.25% of the aggregate value of outstanding Interests, determined no less frequently than quarterly (before any repurchases of Interests or the Incentive Allocation). Additionally, the Adviser is also entitled to receive a performance-based allocation of 10% of the net profits if the Investor has earned an annualized return greater than 6%, if any, that otherwise would have been credited to the capital account of each Member (the "Incentive Allocation"). For the fiscal year of the Fund ended March 31, 2004, the Adviser received from the Fund $789,320.79 in management fees and Incentive Allocations.

--------------------------------------------------------------------------------

                     CODE OF ETHICS AND PROXY VOTING POLICY

--------------------------------------------------------------------------------

     The Fund, the Adviser and the Distributor have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act. Each code of ethics establishes standards for personal securities transactions by associated persons and investment personnel, as defined in the codes of ethics. The codes of ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by the Fund or the Underlying Funds, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

     A copy of the code of ethics of the Fund can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Details on the operation of the Public Reference Room can be obtained by calling the SEC at (202) 942-8090. A copy of the Fund's code of ethics may also be obtained from the EDGAR Database on the SEC's website, www.sec.gov. A copy of the Fund's code of ethics may be obtained, after paying a duplicating fee, by electronic request to "publicinfo@sec.gov" or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102.

     The Managers have delegated to the Adviser the authority to vote proxies on behalf of the Fund. The Managers have approved the proxy voting guidelines and proxy voting procedures of the Adviser. The Adviser's proxy voting guidelines and proxy voting procedures are attached to this SAI as Appendix A.

--------------------------------------------------------------------------------

                                   TAX ASPECTS

--------------------------------------------------------------------------------

     The following is a summary of certain aspects of the income taxation of the Fund and its Investments that should be considered by a prospective Investor. The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues.

Tax Treatment of Fund Investments
---------------------------------

     In General

     The Fund expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

     Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see "Currency Fluctuations - "Section 988" Gains or Losses" below) and certain other transactions described below, the Fund expects that its gains and losses from its securities transactions typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which the Fund's holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Fund.

     The maximum ordinary income tax rate for individuals currently is 35% and, in general, the maximum individual income tax rate for long-term capital gains and "qualified dividend income" currently is 15% (unless the taxpayer elects to be taxed at ordinary rates - see "Limitation on Deductibility of Interest and Short Sale Expenses" below), although in all cases the actual rates may be higher due to the phase-out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

     The Fund may realize ordinary income from dividends and accruals of interest on securities. The Fund may hold, through Underlying Funds, debt obligations with "original issue discount." In such case, the Fund would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. The Fund may also acquire, through Underlying Funds, debt obligations with "market discount." Upon disposition of such an obligation, the Fund generally would be required to treat gain realized as interest income to the extent of the market discount that accrued during the period the debt obligation was held by the Fund. The Fund may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business. Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by the Underlying Funds in connection with equity swaps, interest rate swaps, caps, floors and collars likely would be considered "miscellaneous itemized deductions" which, for a non-corporate Investor, may be subject to restrictions on their deductibility. See "Deductibility of Fund Investment Expenditures and Certain Other Expenditures" below. Moreover, gain recognized from certain
"conversion   transactions"  will  be  treated  as  ordinary  income.(1)

----------
(1) Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations issued by the Treasury Department.

     Currency Fluctuations - "Section 988" Gains or Losses

     To the extent that its investments are made in securities denominated in a foreign currency, gain or loss realized by the Fund frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time interest, other receivables, expenses or other liabilities denominated in a foreign currency are accrued and the time such receivables or liabilities are collected or paid may be treated as ordinary income or ordinary loss.

     As indicated above, the Fund, through the Underlying Funds, may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256 Contracts," below), will not be subject to ordinary income or loss treatment under Section 988. However, gain or loss realized with respect to currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts will be ordinary, unless (i) the contract is a capital asset and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

     Section 1256 Contracts

     In the case of Section 1256 Contracts, the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts, and certain options contracts. Under these rules, Section 1256 Contracts held at the end of each taxable year are treated for Federal income tax purposes as if they were sold for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as "marking to market"), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the Fund in computing its taxable income for such year. If a Section 1256 Contract held at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

     Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. (See "Currency Fluctuations - `Section 988' Gains or Losses.") If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts.

     Mixed Straddle Election

     The Code allows a taxpayer to elect to offset gains and losses from positions that are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. Pursuant to Temporary Regulations issued by the Treasury Department, an Underlying Fund may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that the Service will accept a mixed straddle account election by an Underlying Fund.

     Short Sales

     Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent that the property used to close the short sale constitutes a capital asset in the taxpayer's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the taxpayer for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by the taxpayer.

     Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if an Underlying Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that have appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Underlying Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if an Underlying Fund holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Underlying Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

     Effect of Straddle Rules on Investors' Securities Positions

     The Service may treat certain positions in securities held (directly or indirectly) by an Investor and its indirect interest in similar securities held by the Fund as "straddles" for Federal income tax purposes. The application of the "straddle" rules in such a case could affect an Investor's holding period for the securities involved and may defer the recognition of losses with respect to such securities.

     Mark-to-Market Election

     If an Underlying Fund is a trader for Federal income tax purposes, the Underlying Fund may elect, pursuant to Section 475(f) of the Code, to "mark to market" its securities at the end of each taxable year. Pursuant to this election, the Underlying Fund's securities generally would be treated for Federal income tax purposes as though sold for fair market value on the last business day of its taxable year. This election would apply to all taxable years of the Underlying Fund unless revoked with the consent of the Service. If this election were made, the Underlying Fund's gains and losses (other than gains and losses with respect to certain Section 1256 contracts) generally would be considered ordinary income or loss, rather than capital gain or loss.

     Limitation on Deductibility of Interest and Short Sale Expenses

     For non-corporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (i.e., interest or short sale expenses for "indebtedness properly allocable to property held for investment"). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, any long-term capital gain or "qualified dividend income" is excluded from net investment income unless the taxpayer elects to pay tax on such amounts at ordinary income tax rates.

     For purposes of this provision, the Fund's activities will be treated as giving rise to investment income for an Investor, and the investment interest limitation would apply to a non-corporate Investor's share of the interest and short sale expenses attributable to the Fund's operation. In such case, a non-corporate Investor would be denied a deduction for all or part of that portion of its distributive share of the Fund's ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources including the Fund. An Investor that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a non-corporate Investor on money borrowed to finance its investment in the Fund. Potential Investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

     Deductibility   of  Fund   Investment   Expenditures   and  Certain   Other
Expenditures

     Investment expenses (e.g., investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed 2% of adjusted gross income.(2) In addition, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount (for 2004, $142,700 or $71,350 for a married person filing a separate return) to deduct such investment expenses. Under such provision, investment expenses in excess of 2% of adjusted gross income may only be deducted to the extent such excess expenses (along with certain other itemized deductions) exceed the lesser of (i) 3% of the excess of the individual's adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year.(3) Moreover, such investment expenses are miscellaneous itemized deductions that are not deductible by a non-corporate taxpayer in calculating its alternative minimum tax liability.

----------
(2) However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs that are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate. Investors that are trusts or estates should consult their tax advisors as to the applicability of Section 67(e) to the investment expenses that are allocated to them.

(3) Under legislation enacted in 2001, the latter limitation on itemized deductions will be reduced starting in calendar year 2006 and will be completely eliminated by 2010. However, this legislation contains a
     "sunset" provision that will result in the limitation on itemized deductions being restored in 2011.

     The Fund intends to take the position on its Federal income tax return that
(i) a non-corporate Investor may deduct its share of the expenses of the Underlying Funds that are traders in securities without regard to these limitations on deductibility, and (ii) a non-corporate Investor's share of the expenses of the Underlying Funds that are investors in securities are subject to these limitations. The Fund also will be required to determine whether expenses it incurs directly (e.g., the Management Fee) are investment expenses subject to these limitations. Although the Fund intends to treat trade or business related expenses, any performance-based allocations of Fund Managers and the Incentive Allocation as not being subject to the foregoing limitations on deductibility, there can be no assurance that the Service may not treat such items as investment expenses that are subject to the limitations.

     The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, non-corporate Investors should consult their tax advisers with respect to the application of these limitations.

     No deduction is allowed for any placement fees paid by an Investor to acquire an Interest, and no deduction would be allowed for any Investor for other Fund expenditures attributable to placement services. Instead any such fees will be included in the Investor's adjusted tax basis for its Interest.

     Application of Rules for Income and Losses from Passive Activities

     The Code restricts the deductibility of losses from a "passive activity" against certain income that is not derived from a passive activity. This restriction applies to individuals, trusts, estates, personal service corporations and certain closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Fund's securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against an Investor's share of such income and gain from the Fund. Income or loss attributable to the Fund's investments in partnerships engaged in certain trades or businesses may constitute passive activity income or loss.

     "Phantom Income" From Fund Investments

     Pursuant to various "anti-deferral" provisions of the Code (the "Subpart F," "passive foreign investment company" and "foreign personal holding company" provisions), investments (if any) by an Underlying Fund in certain foreign corporations may cause an Investor to (i) recognize taxable income prior to the Underlying Fund's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as long-term or short-term capital gain.

     The Fund may invest in certain offshore funds that are "passive foreign investment companies" ("PFICs") as defined by Section 1297 of the Code. Under the PFIC rules, unless the Fund makes the election described below, any gain realized on the sale or other disposition of shares in a PFIC generally will be treated as ordinary income and subject to tax as if (i) the gain had been realized ratably over the Fund's holding period and (ii) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate and, in addition to the tax, an interest charge at the rate generally applicable to underpayments of tax will be imposed. The Fund may elect, provided the PFIC complies with certain reporting requirements, to have a PFIC in which the Fund invests treated as a "qualified electing fund," in which case the Fund would include annually in its gross income its pro rata share of the PFIC's ordinary income and net realized capital gains, whether or not such amounts are actually distributed to the Fund. Any net operating losses or net capital losses of the PFIC will not pass through to the Fund and will not offset any ordinary income or capital gains of the PFIC reportable to the Fund in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, recognized by the Fund on its disposition of its shares in the PFIC). There can be no assurance that the Fund will be able to make a "qualified electing fund" election with respect to a PFIC in which it invests. Investors may be subject to service reporting requirements with respect to the Fund's investments in PFICs.

Information Reporting and Related Matters
-----------------------------------------

     In February 2003, the Service released final Treasury Regulations expanding previously existing information reporting, record maintenance and investor list maintenance requirements with respect to certain "tax shelter" transactions (the "Tax Shelter Regulations"). The Tax Shelter Regulations may potentially apply to a broad range of investments that would not typically be viewed as tax shelter transactions, including investments in investment partnerships and portfolio investments of investment partnerships. Under the Tax Shelter Regulations, if the Fund or an Underlying Fund engages in a "reportable transaction," the Fund and, under certain circumstances, an Investor would be required (i) to retain all records material to such "reportable transaction;" (ii) complete and file Form 8886, "Reportable Transaction Disclosure Statement" as part of its Federal income tax return for each year it participates in the "reportable transaction;" and (iii) send a copy of such form to the Service's Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the Tax Shelter Regulations may be affected by further IRS guidance. Non-compliance with the Tax Shelter Regulations may involve significant penalties and other consequences. Each Investor should consult its own tax advisers as to its obligations under the Tax Shelter Regulations.

     An Investor (and each employee, representative, or other agent of the Investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Fund and all materials of any kind (including opinions or other tax analyses) that are provided to the Investor relating to such tax treatment and tax structure.

Unrelated Business Taxable Income
---------------------------------

     Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner. This type of income is exempt even if it is realized from securities trading activity that constitutes a trade or business.

     This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. With respect to its investments in partnerships engaged in a trade or business (other than securities trading), the Fund's income (or loss) from these investments may constitute UBTI.

     The Fund may, directly or indirectly through Underlying Funds, incur "acquisition indebtedness" with respect to certain of its transactions, such as the purchase of securities on margin. The calculation of the Fund's "unrelated debt-financed income" is complex and will depend in large part on the amount of leverage, if any, used by the Fund and the Underlying Funds from time to time.(4) Accordingly, it is impossible to predict what percentage of the Fund's income and gains will be treated as UBTI for an Investor that is an exempt organization. An exempt organization's share of the income or gains of the Fund that is treated as UBTI may not be offset by losses of the exempt organization either from the Fund or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

----------
(4) The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in the Fund. An exempt organization is required to make estimated tax payments with respect to its UBTI.

     To the extent that the Fund generates UBTI, the applicable Federal tax rate for such an Investor generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. The Fund will be required to report to an Investor that is an exempt organization information as to the portion, if any, of its income and gains from the Fund for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Fund is highly complex, and there is no assurance that the Service will accept the Fund's calculation of UBTI.

     In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the Fund's income and gains that is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in the Fund generally should not affect the tax-exempt status of such an exempt organization.(5) However, a charitable remainder trust will not be exempt from Federal income tax under Section 664(c) of the Code for any year in which it has UBTI. A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective Investor should consult its tax adviser with respect to the tax consequences of receiving UBTI from the Fund. (See "ERISA Considerations," below.)

----------
(5) Certain exempt organizations that realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section
     514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Investor should consult its tax adviser in this regard.

Certain Issues Pertaining to Specific Exempt Organizations
----------------------------------------------------------

     Private Foundations

     Private foundations and their managers are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors that a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

     In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its non-functionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in the Fund would most probably be classified as a non-functionally related asset. A determination that an interest in the Fund is a non-functionally related asset could conceivably cause cash flow problems for a prospective Investor that is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in the Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other assets held by a foundation.

     With certain exceptions, private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

     In some instances, the "excess business holdings" provisions of the Code may prohibit an investment in the Fund by a private foundation. For example, if a private foundation (either directly or together with a "disqualified person") acquires more than 20% of the capital interest or profits interest of the Fund, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in the Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the Fund is "passive" within the applicable provisions of the Code and Regulations. Although there can be no assurance, the Board believes that the Fund will meet such 95% gross income test.

     A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

     Qualified Retirement Plans

     Employee benefit plans subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. (See "ERISA Considerations," below.)

     Endowment Funds

     Investment managers of endowment funds should consider whether the acquisition of an Interest is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted in various forms by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

--------------------------------------------------------------------------------

                              ERISA CONSIDERATIONS

--------------------------------------------------------------------------------

     Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to ERISA (an "ERISA Plan"), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

     ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, the risk and return factors of that investment, the ERISA Plan portfolio's composition with regard to diversification, the liquidity and cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects--Unrelated Business Taxable Income" and "--Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider, given the size of the proposed investment, whether such an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for an ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

     Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund should not be considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules. Thus, none of the Adviser or any of the Managers will be fiduciaries within the meaning of ERISA by reason of their authority with respect to the Fund.

     A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Benefit Plan's investments, are aware of and understand the Fund's investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

     Certain prospective Benefit Plan investors may currently maintain relationships with the Adviser, Managers, the Board or their affiliates ("ERISA Affiliates"). Each ERISA Affiliate may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) a Benefit Plan fiduciary from using its position to cause such Benefit Plan to make an investment from which it or certain third parties in which that fiduciary has an interest would receive a fee or other consideration. Benefit Plan investors should consult with their own counsel to determine if an investment in the Fund is prohibited by ERISA or the Code. In this regard, fiduciaries of Benefit Plan investors will be required to represent that the decision to invest in the Fund was made by them as fiduciaries, that they are independent of all ERISA Affiliates, that the Benefit Plan fiduciaries are duly authorized to make this investment decision and that they have not relied on any advice or recommendation of any ERISA Affiliates, as a primary basis for the decision to invest in the Fund.

     The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan investors should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Interests.

--------------------------------------------------------------------------------

                                    BROKERAGE

--------------------------------------------------------------------------------

     The Adviser is responsible for the selection of brokers to execute the Fund's portfolio transactions. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

     In selecting brokers and dealers to execute transactions on behalf of the Fund, the Adviser generally seeks to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm's risk in positioning a block of securities. Although it is expected that the Adviser generally seeks reasonably competitive commission rates, the Adviser does not necessarily pay the lowest commission available on each transaction. The Adviser has no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

     Consistent with the principle of seeking best price and execution, the Adviser may place orders for the Fund with brokers that provide the Adviser with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Adviser and its affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is necessarily used by the Adviser in connection with the Fund. Conversely, the information provided to the Adviser by brokers and dealers through which other clients of the Adviser and its affiliates effect securities transactions may be useful to the Adviser in providing services to the Fund.

     The Fund may effect portfolio brokerage transactions through affiliates of the Adviser. These transactions would be effected pursuant to procedures adopted by the Fund pursuant to Section 17(e) of the 1940 Act and Rule 17e-1 thereunder. When acting as broker for the Fund in connection with the sale of securities to or by the Fund, compensation received by the affiliated broker is subject to the following limits: (1) if the sale is effected on a securities exchange, the compensation may not exceed the "usual and customary broker's commission" (as defined in Rule 17e-1 under the 1940 Act); (2) if the sale is effected in connection with a secondary distribution of securities, the compensation cannot exceed 2% of the sale price; and (3) the compensation for sales otherwise effected cannot exceed 1% of the sales price. Rule 17e-1 defines a "usual and customary broker's commission" as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time.

--------------------------------------------------------------------------------

                               VALUATION OF ASSETS

--------------------------------------------------------------------------------

     Domestic exchange traded securities and securities included in the NASDAQ National Market System are valued at their last traded sale prices as reported on the principal exchanges where such securities are traded. If no sales of such securities are reported on a particular day, the securities are valued based upon their latest bid prices for securities held long, or their composite ask prices for securities held short, as reported by such exchanges. Securities traded on a foreign securities exchange are valued at their last sale prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by such exchange. Other securities for which market quotations are readily available are valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets are valued at fair value as determined in good faith by, or under the supervision of, the Board. Securities traded on the Nasdaq Stock Market, Inc. ("NASDAQ") are valued at the Nasdaq Official Closing Price.

     Debt securities are valued in accordance with the procedures described above, which, with respect to such securities, may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Board and/or the Valuation Committee monitors periodically the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, are valued at amortized cost.

     All assets and liabilities initially expressed in foreign currencies are converted into U.S. dollars using foreign exchange rates provided by a pricing service, compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When, in the judgment of the Adviser or a subadviser of the Fund, such events materially affect the values of securities held by a Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by, or in accordance with procedures adopted by, the Board.

--------------------------------------------------------------------------------

         INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

--------------------------------------------------------------------------------

     Seward & Kissel LLP serves as legal counsel to the Fund. The offices of Seward & Kissel LLP are located at One Battery Park Plaza, New York, NY, 10004.

     PricewaterhouseCoopers LLP serves as the independent registered public accounting firm to the Fund. The offices of PricewaterhouseCoopers LLP are located at 1177 Avenue of the Americas, New York, NY, 10036.

--------------------------------------------------------------------------------

                                    CUSTODIAN

--------------------------------------------------------------------------------

     SEI Investments Global Funds Services (the "Custodian") serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and non-U.S. sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board. The Custodian's principal business address is One Freedom Valley Drive, Oaks, PA 19456. Bank of New York will serve as sub-custodian of the Fund's assets. Bank of New York's principal business address is 101 Barclay Street, 21 W Floor, New York, NY 10286

--------------------------------------------------------------------------------

                                 CONTROL PERSONS

--------------------------------------------------------------------------------

     To the knowledge of the Fund, the following persons owned of record or beneficially, 5% or more of a class of the outstanding shares of the Fund as of May 27, 2004:

Name and Address                Value of Interests Owned    Percent of Interests

NB Funding Company, LLC          $26,317,298                      36.2%
101 North Tryon Street
Charlotte, NC 28255

     NB Funding Company, LLC is a subsidiary of Bank of America Corporation.

--------------------------------------------------------------------------------

                            SUMMARY OF LLC AGREEMENT

--------------------------------------------------------------------------------

     The following is a summary description of additional items and of select provisions of the LLC Agreement that are not described elsewhere in this SAI or in the Fund's prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the LLC Agreement contained in Appendix B to the prospectus.

Liability of Investors
----------------------

     Investors in the Fund are members of a limited liability company as provided under Delaware law. Under Delaware law and the LLC Agreement, an Investor will not be liable for the debts, obligations or liabilities of the Fund solely by reason of being an Investor, except that the Investor may be obligated to make capital contributions to the Fund pursuant to the LLC Agreement and to repay any funds wrongfully distributed to the Investor. An Investor may be required to contribute to the Fund, whether before or after the Fund's dissolution or after the Investor ceases to be an Investor, such amounts as the Fund deems necessary to meet the Fund's debts, obligations or liabilities (not to exceed for any Investor, the aggregate amount of any distributions, amounts in connection with the repurchase of all or a portion of the Investor's Interest and any other amounts received by the Investor from the Fund during or after the fiscal year to which any debt, obligation or liability of the Fund is incurred).

Duty of Care
------------

     The LLC Agreement provides that no Manager, Adviser or their affiliates shall be liable to the Fund or any of the Investors for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Board by the Fund, but not by the Investors individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. A Manager will not be personally liable to any Investor for the repayment of any balance in such Investor's capital account or for contributions by such Investor to the capital of the Fund or by reason of any change in the Federal, state or local income tax laws applicable to the Fund or its Investors. The rights of indemnification and exculpation provided under the LLC Agreement do not provide for indemnification of a Manager for any liability, including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

Power of Attorney
-----------------

     By purchasing an Interest and by signing the LLC Agreement (which each Investor will do by virtue of signing the Investor certification form attached to the prospectus as Appendix A), each Investor will appoint the Adviser and each of the Managers his or her attorneys-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund.

     The power-of-attorney granted in the LLC Agreement is a special power-of-attorney coupled with an interest in favor of the Adviser and each of the Managers and as such is irrevocable and continues in effect until all of such Investor's Interest has been withdrawn pursuant to a repurchase or redemption of the Interest or a transfer to one or more transferees that have been approved by the Board for admission to the Fund as substitute Investors.

Term, Dissolution and Liquidation
---------------------------------

     The Fund will be dissolved:

          o upon the affirmative vote to dissolve the Fund by (1) the Board or (2) Investors holding at least two-thirds of the total number of votes eligible to be cast by all Investors;

          o upon the expiration of any two-year period that commences on the date on which any Investor has submitted a written notice to the Fund requesting the repurchase of its entire Interest, in accordance with the LLC Agreement, if the Fund has not repurchased the Investor's Interest;

          o upon the failure of Investors to elect successor Managers at a meeting called by the Adviser when no Manager remains to continue the business of the Fund; or

          o    as required by operation of law.

     Upon the occurrence of any event of dissolution, the Board or the Adviser, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint the Adviser to act as liquidator or the Adviser is unable to perform this function), is charged with winding up the affairs of the Fund and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the prospectus under "Capital Accounts."

     Upon the dissolution of the Fund, its assets are to be distributed (1) first, to satisfy the debts, liabilities and obligations of the Fund, other than debts to Investors, including actual or anticipated liquidation expenses, (2) next, to satisfy debts, liabilities and obligations owing to the Investors, (3) next, to the Adviser as "Special Advisory Member" to the extent of any balance in the Special Advisory Account after giving effect to any Incentive Allocation to be made as of the date of dissolution of the Fund, and (4) finally, to the Investors proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the Investors in facilitating an orderly liquidation.

Voting
------

     Each Investor has the right to cast a number of votes equal to the value of the Investor's Capital Account at a meeting of Investors called by the Board or by Investors holding 25% or more of the total number of votes eligible to be cast. Investors are entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including the election of Managers, approval of the Fund's agreement with any investment adviser of the Fund, and approval of the Fund's accountants, and on certain other matters, to the extent that the 1940 Act requires a vote of Investors on any such matters. Except for the exercise of their voting privileges, Investors in their capacity as such are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund. The interest of the Special Advisory Member is non-voting.

Reports to Investors
--------------------

     The Fund will furnish to Investors as soon as practicable after the end of each taxable year such information as is necessary for such Investors to complete Federal, state and local income tax or information returns, along with any other tax information required by law. The Fund will send to Investors a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act.

Fiscal Year
-----------

     The Fund's fiscal year ends on March 31.

--------------------------------------------------------------------------------

                       FUND ADVERTISING AND SALES MATERIAL

--------------------------------------------------------------------------------

     Advertisements and sales literature relating to the Fund and reports to Investors may include quotations of investment performance. In these materials, the Fund's performance will normally be portrayed as the net return to an Investor in the Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns are reported on a net basis, after all fees and expenses and the Incentive Allocation. Other methods may also be used to portray the Fund's investment performance.

     The Fund's investment performance will vary from time to time, and past results are not necessarily representative of future results.

     Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be used to advertise or market the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund's investment performance to the performance of recognized market indices and indices, including, but not limited to, the Standard & Poor's Composite Index of 500 Stocks and the NASDAQ Composite Index. Comparisons may also be made to economic and financial trends and data that may be relevant for Investors to consider in determining whether to invest in the Fund.

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     The Fund's financial statements and the independent registered pulbic accounting firm's report thereon appearing in the annual report for the fiscal year ended March 31, 2004 (the "Annual Report") are incorporated into this SAI by reference. The Annual Report is filed with the SEC pursuant to Section 30 of the 1940 Act and the rules and regulations thereunder and contains schedules of the Fund's portfolio investments as of March 31, 2004 and certain other financial information. The Fund will furnish, without charge, a copy of the Annual Report to any person who requests a copy of the SAI.

APPENDIX A

                                  PROXY VOTING
                            GUIDELINES AND PROCEDURES

                     BANC OF AMERICA CAPITAL MANAGEMENT, LLC


                               Proxy Voting Policy
                               -------------------


Introduction


Many of BACAP's investment management clients have delegated to BACAP the authority and responsibility to vote proxies(*) for the voting securities held in their accounts. Where BACAP has been granted the authority and accepted the responsibility for voting proxies, it will determine whether and how to do so, in the case of individual proxies, in accordance with this Proxy Voting Policy (the "Policy"). BACAP reserves the right to amend this Policy at any time.


----------
(*) The term "proxy" as used herein also refers to consents, elections and authorizations solicited by any party with respect to securities of any sort.


BACAP endeavors to vote, in accordance with this Policy, all proxies of which it becomes aware, subject to the following exceptions (unless otherwise agreed) when BACAP expects to routinely abstain from voting:


1. Proxies may not be voted in cases where BACAP anticipates that it may soon be removing the security from a given client's account.


2. Proxies will usually not be voted in cases where the security has been loaned from the client's account, or where BACAP determines that the costs to the client and/or the administrative inconvenience of voting the security (e.g., foreign securities) outweigh the benefit of doing so.


Ordinarily, BACAP will not notify clients when it abstains from voting in these routine circumstances.


When BACAP votes proxies it will do so in the best interest of its clients (defined, for this purpose, as in the best interest of enhancing or protecting the economic value of client accounts), considered as a group, as BACAP determines in its sole and absolute discretion.


BACAP generally will not accept proxy-voting authority from a client if the client seeks to impose client-specific voting guidelines that may be inconsistent with BACAP's guidelines or with the client's best economic interest in BACAP's view.


Proxy Committee


Proxy voting is overseen by the BACAP Proxy Committee. The Proxy Committee is composed of senior investment, operations and client service professionals. The Committee is responsible for setting general policy as to the voting of proxies and the maintenance and administration of this Policy. Specifically, the
Committee:


1. Reviews this Policy and associated Proxy Voting Guidelines annually and approves, from time to time, any amendments which it considers to be advisable and consistent with the Policy's overall mandate of serving the best economic interests of those BACAP advisory clients for which the firm has proxy voting authority.


2. Considers special proxy issues as may arise from time to time, including voting proxies:


          o for which the Proxy Voting Guidelines do not provide clear and definitive guidance; and/or


          o where an exception to the established Guidelines may be in the best interests of BACAP clients.


Proxy Voting Administration


BACAP Operations administers this Policy on a continuous basis through a Proxy Team that reports to BACAP's Managing Director (Operations). The Proxy Team has the following duties:


1. Continuously maintain the Proxy Voting Guidelines and make recommendations, as necessary, to the Proxy Committee regarding their amendment.


2. Monitor the solicitation of proxies for securities in client advised accounts.


3. Routine voting of proxies in accordance with this Policy and BACAP's Proxy Voting Guidelines.


4.   Coordinate the Proxy Committee's review of any new or unusual proxy issues.


5. Oversee the work of any third-party proxy service provider which BACAP may retain and the protocols needed to ensure that the service provider timely and accurately accomplishes all votes and fulfills all other responsibilities as directed by BACAP.


6. Coordinate responses to BACAP investment professionals' questions, if any, regarding proxy issues and this Policy, including forwarding specialized proxy research received from the proxy service provider.


7. Establish and preserve (or ensure that BACAP's proxy service provider does so) all required records as to proxy voting.


8. Ensure that clients that so request are timely furnished copies of this Policy.


9. Establish and maintain the means by which reports of proxy voting on behalf of BACAP-advised accounts are timely and confidentially made available to clients of the firm that request to receive these for their accounts.


Proxy Voting Guidelines


BACAP policy is to vote proxies, subject to the foregoing overall best economic interest standard, in accordance with written Proxy Voting Guidelines ("Guidelines"), as established by the Proxy Committee. A copy of the Guidelines is attached and incorporated within this Policy as "Attachment A." As an aid rather than a substitute for applying the Guidelines, BACAP also regularly considers the analysis and recommendations of an independent proxy service provider.


Conflicts of Interest


With Other Bank of America Businesses


Bank of America Corporation ("BAC", the ultimate corporate parent of BACAP, Bank of America, N.A. and all of their numerous affiliates) owns, operates and has interests in many lines of business that may create or give rise to the appearance of a conflict of interest between BAC or its affiliates and those of BACAP-advised clients. For example, the commercial and investment banking business lines may have interests with respect to issuers of voting securities that could appear to or even actually conflict with BACAP's duty, in the proxy voting process, to act in the best economic interest of its clients.


Within BACAP


Conflicts of interest may also arise from the business activities of BACAP. For example, BACAP might manage (or be seeking to manage) the assets of a benefit plan for an issuer. BACAP may also be presented with an actual or apparent conflict of interest where proxies of securities issued by BAC or the Nations Funds, for which BACAP serves as investment adviser, are to be voted for a client's account.


Management of Conflicts


BACAP's policy is to always vote proxies in the best interests of its clients, as a whole, without regard to its own self-interest or that of its affiliates. BAC as well as BACAP has various compliance policies and procedures in place in order to address any material conflicts of interest that might arise in this context.


     o BAC's enterprise-wide Code of Ethics specifically prohibits the flow of certain business-related information between associates on the commercial and/or investment banking side of the corporation and associates charged with trust or (as in the case of BACAP associates) non-trust fiduciary responsibilities, including investment decision-making and proxy voting.


               o In addition, BAC has adopted "Global Policies and Procedures Regarding Information Walls and Inside Information." Pursuant to these policies and procedures, "information barriers" have been established between various BAC business lines designed to prohibit the passage of certain information across those barriers.


     o Within BACAP, the BACAP Code of Ethics affirmatively requires that associates of the firm act in a manner whereby no actual or apparent conflict of interest may be seen as arising between the associate's interests and those of BACAP's clients.


     o By assuming his or her responsibilities pursuant to this Policy, each member of the Proxy Team and the Proxy Committee undertakes:


               1. To disclose to the Managing Director (Operations) or chairperson of the Proxy Committee, respectively, any actual or apparent personal material conflicts of interest which he or she may have (e.g., by way of substantial ownership of securities, relationships with nominees for directorship, members of an issuer's or dissident's management or otherwise) in determining whether or how BACAP shall vote proxies; and


               2. To refrain from taking into consideration, in the decision as to whether or how BACAP shall vote proxies:


                          o The existence of any current or prospective material business relationship between BACAP, BAC or any of their affiliates, on one hand, and any party (or its affiliates) that is soliciting or is otherwise interested in the proxies to be voted, on the other hand; and/or


                          o Any direct, indirect or perceived influence or attempt to influence such action which the member views as being inconsistent with the purpose or provisions of this Policy or the BAC or BACAP Codes of Ethics.


Where a material conflict of interest is determined to have arisen in the proxy voting process which may not be adequately mitigated by voting in accordance with the predetermined Voting Guidelines, BACAP's policy is to invoke one or more of the following conflict management procedures:


1. Convene the Proxy Committee for the purpose of voting the affected proxies in a manner that is free of the conflict.


2. Causing the proxies to be voted in accordance with the recommendations of a qualified, independent third party, which may include BACAP's proxy service provider. 3. In unusual cases, with the client's consent and upon ample notice, forwarding the proxies to BACAP's clients so that they may vote the proxies directly.


Alternative Investment Proxies and Consents


Introduction


BACAP clients may invest in securities ("Alternative Investments") issued by alternative investment vehicles (i.e., hedge funds, private equity funds, and other alternative investment pools) that are structured as private limited partnerships ("LPs"), limited liability companies ("LLC") or offshore corporations. Generally, BACAP's Alternative Investment Group ("AIG") is the platform through which BACAP provides advisory services relating to Alternative Investments.


The voting rights of Alternative Investments generally are rights of contract set forth in the limited liability company or limited partnership agreement, in the case of LLCs and LPs, or Memorandum and Articles of Association or Bylaws, in the case of offshore corporations. Also, as privately placed securities, Alternative Investments generally are not subject to the regulatory scheme applicable to public companies. Consequently, in most cases, proxies are not solicited regarding Alternative Investment vehicles. Instead, consents may be solicited from members, limited partners or shareholders.


 Because of the unique characteristics of Alternative Investments, BACAP has a tailored process for voting Alternative Investment proxies and consents.


Process


The AIG Proxy Sub-Committee will vote all Alternative Investment proxies and consents in accordance with this Policy. The AIG Proxy Sub-Committee consists of AIG senior management, investment and operations professionals and its actions are subject to the supervision and oversight of the BACAP Proxy Committee. Conflicts of interest are to be monitored and resolved as set forth above in this Policy.


Availability of Policy and Proxy Voting Records to Clients


BACAP will initially inform clients of this Policy and how a client may learn of BACAP's voting record for the client's securities through summary disclosure in
Part II of BACAP's Form ADV. Upon receipt of a client's request for more information, BACAP will provide to the client a copy of this Policy and/or how BACAP voted proxies for the client pursuant to this Policy for up to a one-year period.

                                 "Attachment A"


                          BACAP Proxy Voting Guidelines


The following guidelines are to be followed by the BACAP Proxy Team when voting proxies routinely solicited with respect to securities of public companies held in the accounts of BACAP advised clients. These guidelines are to be applied in conjunction with and subject to all provisions of BACAP's Proxy Voting Policy, including the provision of that Policy that all proxies that BACAP votes shall be voted in the best economic interest of its clients.


The guidelines are grouped according to the types of proposals generally presented to shareholders. Part I deals with proposals that have been approved and recommended for favorable action by the board of directors of publicly held companies other than investment companies. Part II deals with proposals submitted by shareholders for inclusion in the proxy statements of such companies, but which the companies' management and board of directors oppose.
Part III addresses proxies of both sorts regarding investment companies. Part IV deals with proxies and contests related to Alternative Investments.


I.   Board-Approved Proposals


Proxies will generally be voted for board-approved proposals, except as follows:


     A.   Matters Relating to the Board of Directors
     -----------------------------------------------


Proxies will be voted for the election of the company's nominees for director and for board-approved proposals on other matters relating to the board of directors (provided that such nominees and other matters have been approved by an independent nominating committee), except as follows:


     o    BACAP will withhold votes for one or more nominees for director if


          o    The board does not have a majority of independent directors;


          o The board does not have an audit committee comprised solely of independent directors; or


     o Issues as to director nominations and executive compensation are decided other than by approval of (I) a majority of all incumbent independent directors, or (ii) board committees comprised of a majority of such directors.


For these purposes, an "independent director" is a director who meets all requirements to serve as an independent director of a company under the then applicable listing standards of the company's principal market center (e.g., NYSE, AMEX, NASDAQ). Proxies will generally be voted on a case-by-case basis on board-approved proposals where the board fails to meet these basic independence standards.


     o BACAP will vote on a case-by-case basis in contested elections of directors.


     o BACAP may withhold votes on a case-by-case basis for nominees for director that have failed to observe good corporate governance practices or, through specific corporate action or inaction (e.g., failing to implement policies for which a majority of shareholders has previously cast votes in favor), have demonstrated a disregard for the interests of shareholders.


     o BACAP will vote against proposals to classify a board, absent special circumstances indicating that shareholder interests would be better served by this structure.


     B.   Corporate Governance
     -------------------------


BACAP will vote on a case-by-case basis on board-approved proposals relating to corporate governance (including director and officer liability and indemnity provisions; proxy contest advance notice and expense reimbursement provisions), except as follows:


     o BACAP will vote for proposals to provide or to restore shareholder appraisal rights.


     o    BACAP will usually vote against proposals:


               o    to eliminate cumulative voting; or


               o    that provide that


                          -    directors may be removed only for cause; or


                          - replacements to fill board vacancies may be voted on only by continuing directors.


     C.   Compensation
     -----------------


BACAP will vote on a case-by-case basis on board-approved proposals relating to compensation or benefits issues relating to directors, executives or employees, except as follows:


     o Except where BACAP withholds votes for a majority of the nominees standing for election as directors, BACAP will vote for:


     o Compensation or benefit plans and arrangements (including severance arrangements), subject to the exceptions noted below.


     o    Employee stock purchase plans that have the following features:


                          1. shares purchased under the plan are acquired for no less than 85% of their market value,


                          2. the offering period under the plan is 27 months or less, and


                          3.   dilution is 10% or less.


     o BACAP will vote against stock option plans that permit replacing or repricing of out-of-the-money options, and against any proposal to authorize the replacement or repricing of such options.


     o BACAP will vote against stock option plans that permit issuance of options with an exercise price below the stock's market price at time of issuance.


BACAP may vote against executive compensation or benefits (including severance) proposals on a case-by-case basis where compensation is viewed by BACAP as being excessive in comparison with prevailing industry standards. In voting on proposals relating to executive compensation or benefits, BACAP will consider whether the proposal has been approved by an independent compensation committee (or a majority of all independent members) of the board.


     D.   Capitalization
     -------------------


BACAP will vote on a case-by-case basis on board-approved proposals involving changes to a company's capitalization, except that where BACAP is not otherwise withholding votes for a majority of the nominees standing for election as directors:


     o BACAP will vote for proposals relating to the authorization of additional common stock, providing they are not excessively dilutive (except where such proposals relate to a specific transaction, in which case BACAP will vote on a case-by-case basis).


     o BACAP will vote for proposals to effect stock splits (excluding reverse stock splits.)


     o    BACAP will vote for proposals authorizing share repurchase programs.


     E. Acquisitions, Mergers, Reorganizations and Other Restructuring Transactions
     -------------------------------------------------------------------


BACAP will vote on a case-by-case basis on business transactions such as acquisitions, mergers, reorganizations, spin-offs, buyouts, liquidations and sale of all or substantially all of a company's assets.


     F.   Takeover Defense
     ---------------------


BACAP will vote against board-approved proposals to adopt anti-takeover measures such as supermajority voting provisions, issuance of blank check preferred stock, the creation of a separate class of stock with disparate voting rights and charter amendments adopting control share acquisition provisions, except as follows:


     o BACAP will vote for proposals to opt out of control share acquisition statutes.


     o BACAP will vote on a case-by-case basis on proposals to ratify or approve specific shareholder rights plans (commonly referred to as "poison pills") or "fair price" provisions.


     o BACAP will vote on a case-by-case basis on proposals to change place of incorporation to a jurisdiction having anti-takeover laws or whose laws will have an adverse impact on shareholder rights or taxation issues.


     G.   Other Business Matters
     ---------------------------


BACAP will vote for board-approved proposals approving routine business matters such as changing the company's name, ratifying the appointment of auditors and procedural matters relating to the shareholder meeting, except as follows:


     o BACAP will vote on a case-by-case basis on proposals to amend a company's charter or bylaws.


     o BACAP will vote against authorization to transact other unidentified, substantive business at the meeting.


     o BACAP will vote on a case-by-case basis on all other business matters where BACAP is otherwise withholding votes for the entire board of directors.


BACAP will determine, on a case-by-case basis, whether and how to vote on "bundled" or otherwise conditioned proposals, depending on the overall economic effects upon shareholders.


II.  Shareholder Proposals


BACAP will generally vote in accordance with the recommendation of the company's board of directors on all shareholder proposals, except as follows:


     o BACAP will vote for shareholder proposals to declassify a board absent special circumstances that would indicate that shareholder interests are better served by a classified board structure.


     o BACAP will vote for shareholder proposals to require shareholder approval or ratification of shareholder rights plans and/or anti-greenmail provisions.


     o BACAP will vote on a case-by-case basis on proposals requiring shareholder approval or ratification of executive severance arrangements.


     o BACAP will vote for shareholder proposals that are consistent with BACAP's voting proxy guidelines for board-approved proposals.


     o BACAP will vote on a case-by-case basis on other shareholder proposals where BACAP is otherwise withholding votes for a majority of the nominees standing for election as directors.


     o BACAP will generally abstain from voting on shareholder proposals predominantly involving social, socio-economic, environmental, political or other similar matters on the basis that their impact on share value can rarely be anticipated with any high degree of confidence. BACAP may, on a case-by-case basis, vote:


               o for proposals seeking inquiry and reporting with respect to, rather than cessation or affirmative implementation of, specific policies where the pertinent issue warrants separate communication to shareholders.


               o for or against the latter sort of proposal in light of the relative benefits and detriments (e.g. distraction, costs, other burdens) to share value which may be expected to flow from passage of the proposal


III. Investment Company Matters


     A.   Board-Approved Proposals


Proxies will generally be voted for board-approved proposals, except as follows:


     o BACAP will vote on a case-by-case basis regarding the following matters:


     o    Contested elections of directors.


     o    Approval of investment advisory and/or distribution agreements.


     o    Approval of distribution plans.


     o    Issuance of preferred stock.


     o    Conversion of the company from closed-end to open-end form.


     o    Changes in the "fundamental policies" of the company.


     o    Change in the state or form of organization of the company.


     o Mergers, acquisitions, reorganizations, liquidations or sales of all or substantially all of the assets of the company.


     B.   Shareholder Proposals


BACAP will generally vote in accordance with the recommendation of the company's board of directors on all shareholder proposals, except as follows:


     o BACAP will vote on a case-by-case basis regarding the following matters:


     o Proposals to terminate or to submit investment advisory and/or distribution agreements for competitive bidding.


     o    Conversion of the company from closed-end to open-end form.


IV.  BACAP Alternative Investment Group ("AIG") Matters


The AIG Proxy Sub-Committee generally will vote in accordance with the guidelines set forth in Sections I, II, and III above. With respect to matters that are not addressed by the guidelines, the AIG Proxy Sub-Committee will vote each such matter on a case-by-case basis.

                                                                          PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

1.   Financial Statements

     Part A. Financial Highlights - See the "Financial Highlights" section of the Prospectus.

     Part B. Financial Statements - The following financial statements of the Registrant for the year ended March 31, 2004, are incorporated by reference to the Registrant's Certified Shareholder Report filed on Form N-CSR with the Securities and Exchange Commission on June 1, 2004:

               (i) Report of Independent Registered Public Accounting Firm, dated May 28, 2004;

               (ii) Schedule of Investments, dated March 31, 2004;

              (iii) Statement of Assets, Liabilities and Investors' Capital,
                    dated March 31, 2004;

               (iv) Statement of Operations dated March 31, 2004;

               (v) Statement of Changes in Investors' Capital, dated March 31, 2004; and

               (vi) Statement of Cash Flows, dated March 31, 2004;

2.   Exhibits

(a) (i) Certificate of Formation of Registrant - Incorporated by reference to exhibit (a)(ii) to Pre-Effective Amendment No. 2 of the Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on March 27, 2003.

     (ii) Amended and Restated Limited Liability Company Agreement of Registrant -- Incorporated by reference to exhibit (a)(iii) to Pre-Effective Amendment No. 2 of the Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on March 27, 2003.

(b)  Not applicable.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable

(f)  Not applicable.

(g) Investment Advisory Agreement between the Registrant and Banc of America Capital Management, Inc. - Filed herewith.

(h) (i) Distribution Agreement between the Registrant and BACAP Distributors, LLC - Filed herewith.

     (ii) Selling Agreement between BACAP Distributors, LLC and Bank of America, N.A. - Filed herewith.

    (iii) Selling Agreement between BACAP Distributors, LLC and Banc of America Investment Services, Inc. - Filed herewith.

(i)  Not applicable.

(j)  Custody Agreement - Filed herewith.

(k) (i) Administration Agreement between the Registrant and BACAP Distributors, LLC - Filed herewith.

     (ii) Sub-Administration Agreement - Filed herewith.

    (iii) Investor Service Agreement - Filed herewith.

     (iv) Form of Escrow Agreement - Incorporated by reference to exhibit
          (k)(iv) to Pre-Effective Amendment No. 1 of Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on March 11, 2003.

     (v)  Expense Limitation and Reimbursement Agreement.

(l)  Opinion and Consent of Seward & Kissel - Filed herewith.

(m)  Not applicable.

(n)  Consent of Independent Registered Public Accounting Firm - Filed herewith.

(o)  Not applicable.

(p) Subscription Agreement for Initial Capital - Incorporated by reference to exhibit (p) to Pre-Effective Amendment No. 1 of Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on March 11, 2003.

(q)  Not applicable.

(r) (i) Code of Ethics for the Registrant - Incorporated by reference to exhibit (r)(i) to Pre-Effective Amendment No. 1 of Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on March 11, 2003.

     (ii) Code of Ethics for Adviser and Distributor - Filed herewith.

Other Exhibits

          Powers of Attorney - Filed herewith.

Item 25. Marketing Arrangements

Not applicable.

Item 26. Other Expenses of Issuance and Distribution

Not applicable.

Item 27. Persons Controlled by or Under Common Control

          Reference is made to the most recent Form 10-k filed by Bank of America Corporation as filed with the Securities and Exchange Commission on March 1, 2004, for the fiscal year ended December 31, 2003.

Item 28. Number of Holders of Securities

          As of April 1, 2004, the number of record holders of each class of securities of Registrant, is shown below:

               Title of Class                  Number of Recordholders
               --------------                  -----------------------
         Limited Liability Company Interests            275

Item 29. Indemnification

          Reference is made in the provisions of Section 2.7 of Registrant's limited liability company agreement filed as Exhibit (a)(ii) to Pre-Effective Amendment No. 2 of the Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on March 27, 2003, and incorporated herein by reference.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to Managers, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Manager, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 30. Business and Other Connections of the Adviser

          There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each executive officer and director of Banc of America Capital Management, LLC (the "Adviser") is, or at any time during the past two fiscal years has been, engaged for his/her own account or in the capacity of director, officer, employee, partner or trustee.

          To the knowledge of Registrant, none of the managers or executive officers of the Adviser are or have been, at any time during the past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature, except that the managers and officers of the Adviser also hold various positions with, and engage in business for, various subsidiaries of Bank of America Corporation, the parent company of the Adviser.

          The Adviser provides investment advisory services to Registrant. The Adviser is a wholly-owned subsidiary of Bank of America, N.A., which in turn is a wholly-owned subsidiary of Bank of America Corporation. Information with respect to each manager and executive officer of the Adviser is incorporated by reference to Form ADV filed by the Adviser with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File no. 801-50372). The principal business address of the Adviser is 101 South Tryon Street, Charlotte, NC 28255.

Item 31. Location of Accounts and Records

          The accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder are maintained principally at the offices of Bank of America, 101 South Tryon Street, Charlotte, NC 28255.

Item 32. Management Services

Not applicable.

Item 33. Undertakings

1. (a) Registrant undertakes to suspend offering of the shares covered hereby until it amends its Prospectus contained herein if, subsequent to the effective date of this Registration Statement, its net asset value per share declines more than 10 percent from its net asset value per share as of the effective date of this Registration Statement.

2.   Not applicable.

3.   Not applicable.

4. (a) Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration statement:

          (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (2) to reflect in the prospectus any facts or events after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (3) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

     (b) Registrant undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each subsequent post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5.   Not applicable.

6. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, in the state of New York, on the 24th day of June, 2004.


                                          By: /s/ Lawrence R. Morgenthal
                                              --------------------------
                                          Name: Lawrence R. Morgenthal
                                          Title: President

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature                           Title                 Date
---------                           -----                 ----


/s/ Lawrence R. Morgenthal       President                June 24, 2004
--------------------------
Lawrence R. Morgenthal


/s/ J. Kevin Connaughton         Chief Financial Officer  June 24, 2004
-------------------------
J. Kevin Connaughton


          *                      Manager                  June 24, 2004
---------------------
Thomas W. Brock


          *                      Manager                  June 24, 2004
---------------------
Alan Brott


          *                      Manager                  June 24, 2004
---------------------
Thomas G. Yellin


*By /s/ Lawrence R. Morgenthal
    --------------------------
        Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                        Description of Exhibit
-------                        ----------------------
2(g)                           Investment Advisory Agreement between the
                               Registrant and Banc of America Capital
                               Management, LLC

2(h)(i)                        Distribution Agreement between the Registrant and
                               BACAP Distributors, LLC

2(h)(ii) Selling Agreement between BACAP Distributors, LLC and Bank of America, N.A.

2(h)(iiii)                     Selling Agreement between BACAP Distributors, LLC
                               and Banc of America Investment Services, Inc.

2(j) Custodian Services Agreement between the Registrant and SEI Private Trust Company

2(k)(i) Administration Agreement between the Registrant and BACAP Distributors, LLC

2(k)(ii) Sub-Administration Agreement among the Registrant, BACAP Distributors, LLC and SEI Investments Global Fund Services

2(k)(iii)                      Investor Service Agreement between BACAP
                               Distributors, LLC and Banc of America Investment
                               Services, Inc.

2k(v)                          Expense Limitation and Reimbursement Agreement

2(l)                           Opinion of Counsel

2(n)                           Consent of Independent Registered Public
                               Accounting Firm

2(r)(ii)                       Code of Ethics for the Adviser and Distributor

Other Exhibits                 Powers of Attorney for Messrs. Brock, Brott and
                               Yellin

03564.0004 #493314v2